As filed with the Securities and Exchange Commission on September 15, 2011

Registration Statement No. 333-175211

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

LUCA TECHNOLOGIES INC.

(Exact name of registrant as specified in its charter)

Delaware	1311	38-3778663
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

500 Corporate Circle, Suite C

Golden, Colorado 80401

(303) 534-4344

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Robert L. Cavnar

Chief Executive Officer

Luca Technologies Inc.

500 Corporate Circle, Suite C

Golden, Colorado 80401

Telephone: (303) 534-4344

Facsimile: (303) 534-1446

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert G. Reedy	Joseph A. Hall
E. James Cowen	Davis Polk & Wardwell LLP
Porter Hedges LLP	450 Lexington Avenue
1000 Main Street, 36th Floor	New York, New York 10017
Houston, Texas 77002	Telephone: (212) 450-4000
Telephone: (713) 226-6674	Facsimile: (212) 701-5565
Facsimile: (713) 226-6274

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of the registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, $0.001 par value per share	$125,000,000	$14,513(2)

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933. Includes the offering price of additional shares that the underwriters have the option to purchase.
(2)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion	September 15, 2011

                     Shares

Common Stock

This is the initial public offering of our common stock. No public market currently exists for our common stock. We are offering all of the              shares of common stock offered by this prospectus. We expect the public offering price to be between $             and $             per share.

We have applied to list our common stock on The Nasdaq Global Market under the symbol “LUCA.”

Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our common stock in “Risk factors” beginning on page 12 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional              shares of our common stock at the public offering price, less the underwriting discounts and commissions payable by us, to cover over-allotments, if any, within 30 days from the date of this prospectus. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $             and our total proceeds, after underwriting discounts and commissions but before expenses, will be $            .

The underwriters are offering the common stock as set forth under “Underwriting.” Delivery of the shares will be made on or about                     , 2011.

UBS Investment Bank	Citigroup	Piper Jaffray

  Baird

Sustainable Natural Gas Production by Stimulating Native Microorganisms Using Luca's Well Restoration Technology

Luca Technologies uses biotechnology to create and sustainably produce natural gas. Our proprietary technology stimulates native microorganisms that reside in subsurface hydrocarbon deposits, such as coal, oil, and organic-rich shales, to accelerate the bioconversion of these resources into methane, the principal component of natural gas, which Luca produces and sells using existing infrastructure.

www.lucatechnologies.com

We have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where such offers and sales are permitted. The information in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

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Conventions that apply to this prospectus

Unless the context otherwise requires, in this prospectus:

➢	“the company,” “we,” “us” and “our” refer to Luca Technologies Inc. and its subsidiaries taken as a whole;

➢	“Bcf” means billion cubic feet of natural gas;

➢	“BLM” means the US Bureau of Land Management;

➢	“Btu” means British Thermal Unit. One British Thermal Unit is the quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit;

➢	“completion” means the installation of permanent equipment for the production of oil or natural gas, or in the case of a dry hole, the reporting of abandonment to the appropriate agency;

➢

“deterministic estimate” means the method of estimating reserves or resources when a single value for each parameter (from the geoscience, engineering or economic data) in the reserves calculation is used in the reserves estimation procedure;

➢	“developed acreage” means the number of acres that are allocated or assignable to productive wells or wells capable of production;

➢	“developmental well” means a well drilled within the proved area of an oil or a natural gas reservoir to the depth of a stratigraphic horizon known to be productive;

➢	“EIA” means the US Energy Information Administration;

➢	“EPA” means the US Environmental Protection Agency;

➢	“exploratory well” means a well drilled to find a new field or to find a new reservoir in a field previously found to be productive of oil or natural gas in another reservoir;

➢	“field” means an area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature;

➢	“gross acres” or “gross wells” means the total acres or wells, as the case may be, in which a working interest is owned;

➢	“IEA” means the International Energy Agency;

➢	“Mcf” means thousand cubic feet of natural gas;

➢	“MMBtu” means million Btu;

➢	“MMcf” means million cubic feet of natural gas;

➢	“net acres” or “net wells” means the sum of the fractional interest owned in gross acres or wells, as the case may be;

➢	“PRB” means the Powder River Basin;

➢

“probabilistic estimate” means the method of estimation of reserves or resources when the full range of values that could reasonably occur for each unknown parameter (from the geoscience and engineering data) is used to generate a full range of possible outcomes and their associated probabilities of occurrence;

➢	“productive well” means a well that is found to be capable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes;

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➢

“proved reserves” means those quantities of oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation;

➢

“reasonable certainty” means, when deterministic methods are used, a high degree of confidence that the quantities will be recovered and also means, when probabilistic methods are used, that there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. A high degree of confidence exists if the quantity is much more likely to be achieved than not, and, as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to estimated ultimate recovery with time, reasonably certain estimated ultimate recovery is much more likely to increase or remain constant than to decrease;

➢

“reliable technology” means a grouping of one or more technologies (including computational methods) that has been field tested and has been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation;

➢

“reserves” means estimated remaining quantities of oil and natural gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations;

➢

“reservoir” means a porous and permeable underground formation containing a natural accumulation of producible oil and/or natural gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs;

➢	“Tcf” means trillion cubic feet of natural gas;

➢	“WDEQ” means the Wyoming Department of Environmental Quality;

➢	“WOGCC” means the Wyoming Oil and Gas Conservation Commission; and

➢

“working interest” means an interest in an oil or natural gas lease that gives the owner of the interest the right to drill for and produce oil or natural gas on the leased acreage and requires the owner to pay a share of the costs of drilling and production operations.

Throughout this prospectus, unless specifically stated otherwise or the context otherwise requires:

(i) when we refer to our Restoration Process, our technology and our treatments, or “to restore” and “to treat,” we are referring to our proprietary bioconversion technology that accelerates and enhances the naturally occurring methanogenic process of native anaerobic microbial communities by circulating a mixture of water and nutrients, which we refer to as our nutrient formulations, into reservoirs using existing oil and natural gas wells;

(ii) when we refer to our ownership or operation of wells and properties, as well as our acquisition or disposition of wells and properties, we are referring to the ownership, operation, acquisition or disposition of an interest in the leasehold estate relating to such properties and a working interest in such wells; and

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(iii) when we refer to our units or unit arrangements, we are referring to the fact that we may be required to combine our natural gas leases together into “units” under applicable rules and regulations, allowing us to implement our technology and ensure that owners of the various interests equitably share in costs and production.

Certain industry and market data presented in this prospectus has been derived from data included in various industry publications, surveys and forecasts, including those generated by the EIA, the IEA and the WOGCC. We have assumed the correctness and truthfulness of such data, including projections and estimates, when we use them in this prospectus. You should read our cautionary statement in the section entitled “Special note regarding forward-looking statements.”

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Prospectus summary

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. You should read this summary together with the more detailed information, including our consolidated financial statements and the accompanying notes, appearing elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in “Risk factors,” before making an investment decision.

BUSINESS OVERVIEW

Our company

We use biotechnology to create and sustainably produce natural gas. Our proprietary technology stimulates native microorganisms that reside in subsurface hydrocarbon deposits, such as coal, oil, and organic-rich shales, to accelerate the bioconversion of such resources into methane, the principal component of natural gas, which we produce and sell using existing infrastructure. We believe that our business represents a transformative and disruptive innovation in natural gas creation and production, integrating sophisticated biotechnology with the traditional natural gas business. We have performed extensive lab and field testing over the past eight years, including the deployment of over 500 field level applications of our technology, which we believe have:

➢	proved the efficacy of our technology to economically and sustainably create new methane gas from wells treated with our technology;

➢	demonstrated that additional value can be created from using existing natural gas wells and pipeline infrastructure, potentially extending the economic lives of thousands of wells;

➢	confirmed that water should be conserved and re-used whenever feasible, as it is integral to the biogenic creation of new methane gas; and

➢	demonstrated through extensive testing that the technology is safe to the public and the environment.

Our Restoration Process, a proprietary bioconversion technology, accelerates and enhances the naturally occurring methanogenic process of native anaerobic microbial communities by circulating a mixture of water and nutrients into reservoirs using existing oil and natural gas wells. Anaerobic microbes have lived in subsurface coal, oil and shale deposits for millions of years, feeding on organic matter to create natural gas. This complex microbial gas creation process is susceptible to interruption by various biological and other conditions, including traditional coalbed methane development, whereby drilling and extraction dewaters the coal formations, inhibiting microbial activity and disrupting natural gas creation. Our initial focus is to use our Restoration Process to convert coal into methane by restoring subsurface habitats to enhance the creation and production of natural gas.

Our technology allows us to economically and sustainably create natural gas from existing wells treated with our technology, thereby utilizing and extending the life of existing natural gas infrastructure, and minimizing our need for new drilling. We produce this newly created natural gas from existing wells and deliver it to the natural gas market via existing pipelines. We are currently dependent on existing wells and associated infrastructure due to the fact that the amount of incremental gas produced from the application of our Restoration Process, combined with current natural gas prices, does not presently justify the drilling of new wells by us. Unlike the traditional exploration and production industry’s extraction methods in which production peaks and then steeply declines as stored hydrocarbons are depleted, we believe, based on lab and field results, that our Restoration Process economically and sustainably creates low-cost energy for many years from wells treated with our technology. We believe our technology competes favorably with the traditional “hunter/gatherer” style of natural gas development (find, drill, produce, then abandon) by allowing a “farming” style of natural gas creation (restore, feed, grow, then harvest), which continually produces a new crop of natural gas.

Our goal is to be the global market leader in biogenic methane gas creation and production. We anticipate growing our business primarily through acquiring natural gas properties, applying our Restoration Process to create new sustainable sources of natural gas, and producing and selling this natural gas to existing markets. In the future, we may expand our efforts to include oil and organic-rich shales.

Our technology

Our Restoration Process creates methane gas, the simplest hydrocarbon molecule. According to the EIA, methane is the cleanest burning form of natural gas. Most natural gas, including methane, is created by either thermogenic or biogenic geologic processes. Thermogenic generation involves the conversion of deep organic sediment material by extreme pressure and heat into coal, oil or natural gas. In contrast, in biogenic generation, anaerobic microorganisms that have lived in subsurface coal deposits and other hydrocarbon deposits for millions of years, convert carbon and hydrogen-rich organic matter to natural gas as part of naturally occurring processes.

Our Restoration Process is designed to sustain the life processes of naturally occurring microbial communities. We do not introduce foreign microbes, nor do we rely upon genetically-engineered microorganisms. Microbes are already present in coalbed water and are responsible for biogenic methane gas creation. The steps in our Restoration Process include (i) the identification and assessment of underground environments where the native conditions are suitable for microbial life activation and where the biogenic process has been active in the past, (ii) the performance of lab and field studies to assess microbial activation and to identify optimal proprietary nutrient formulations, and (iii) the circulation of such nutrient formulations to target microbes in the underground reservoir to support the creation of new methane.

Our Restoration Process can be applied in two ways.

➢

Our initial field delivery process was based on a “push-pull” method, which is more akin to a batch process. Under the push-pull method, water is withdrawn from the coal seam from surrounding wells. That water is then supplemented with a proprietary nutrient formulation and emplaced, or pushed, into the coal seam by gravity feed down the wellbore being treated. After a predetermined time period, the restored well is returned to production and water is withdrawn, or pulled, from the restoration well, tested, and recirculated into another well or disposed of in another manner, typically by discharging into a surface reservoir.

➢

We are transitioning to a multi-well continuous flow method, referred to as “gas farming.” In gas farming, wells are restored in a manner similar to the push-pull method described above, but instead of restoring a well once, producing the well and waiting several years to treat it a second time, additional nutrient formulations are added within months of the original restoration. Water is temporarily withdrawn from the coal seam in surrounding wells and circulated back into the coal seam via the restoration wells through existing infrastructure, creating a linked system of wells. In this manner, nutrient formulations are continuously introduced into a coal seam via selected wells through gravity feed. In addition to sustainably creating natural gas over a longer period of time, this continuous flow gas farming process has the added benefit of allowing more effective water management, an advantage in areas where water discharge is restricted.

Based on historical results, average incremental daily natural gas production from the push-pull method starts approximately six months following a treatment, grows to a plateau rate of approximately 25 to 30 Mcf of natural gas per day, and remains at this level for several years. We anticipate that a slow decline in production will follow. However, our most comprehensive demonstration project, involving more than 260 Powder River Basin wells (110 of which were treated using our Restoration Process), is now more than four years old, and plateau rates of production appear to be stable with minimal decline. The remaining approximately 150 PRB wells from this demonstration project were not treated with our Restoration Process, but, as part of the project, are monitored for increased gas production resulting from nearby treated wells. We believe that gas farming will lead to similar, if not greater, rates of natural gas production as nutrients are constantly fed to the microbes over time, leading to sustainable levels of natural gas production.

Our area of operation

Our primary geographic area of activity, and currently the only area in which we own and operate wells, is the Powder River Basin, or the PRB. The greater PRB traverses approximately 90 miles from east to west and 200 miles from north to south, encompassing portions of northeastern Wyoming and southeastern Montana. The PRB, with continuous wide-spread thick coal seams, an extensive natural gas production infrastructure, water chemistry well suited to microbial methane bioconversion, and exceptional permeability for the efficient delivery of nutrients and production of natural gas among wells, has been our primary focus for the past eight years and will play a critical role in our future growth. According to the EIA, the PRB accounts for approximately 42% of the coal production in the United States and is the single largest source of coal mined in the United States.

According to the WOGCC, to date over 30,000 wells have been drilled to develop coalbed methane in the PRB in Wyoming. At present, many coalbed methane operations in the basin are economically challenged and, according to the WOGCC, approximately 12,000 wells are shut-in or dormant as a result of mature, low rate production and current natural gas prices. We believe this situation will present us with a number of opportunities to acquire properties at attractive prices. We presently own and operate over 1,350 wells in the PRB, many of which are currently shut-in, and have over 89,000 gross (75,000 net) acres held by production and approximately 110 miles of associated natural gas gathering pipelines and equipment. Our total estimated proved reserves at December 31, 2010 were 5.5 Bcf of natural gas and include anticipated production from approximately 200 wells in the PRB that have demonstrated a positive response from our Restoration Process. Our intent is to expand our present holdings in the PRB through acquisitions of wells, thereby expanding our control of the basin’s significant bioresource.

From 2006 through March 2010, we performed our Restoration Process on over 400 wells in the PRB, consisting in part of 110 of the more than 260 PRB wells that were involved in our most comprehensive demonstration project described above, under a pilot program regulated by the WOGCC. As we moved towards commercialization, new legislation was required to permit the expanded deployment of our nutrient formulations. Pending the completion of this legislative process, we elected to shut-in a majority of our wells in 2010 to conserve water. The legislation was passed in February 2011 and the rules implementing this legislation are expected to be finalized by the fall of 2011. Until the rules implementing this legislation are finalized, we cannot resume our Restoration Process on our wells in Wyoming.

Our competitive strengths

➢	Disruptive and proven technology: We believe that our Restoration Process is a transformative and disruptive innovation that allows for the real-time creation of biogenic methane gas in economic quantities from coal, oil and organic-rich shales using existing infrastructure. Unlike many other new energy technologies, successful commercialization of our Restoration Process does not depend on the availability of government subsidies or incentives. Our path to commercialization focuses on receiving the required regulatory approvals, increasing natural gas production from our existing wells, and acquiring additional wells to achieve commercial scale.

➢

Sustainable production process: When our Restoration Process is applied through existing wells to subsurface environments with native conditions suitable for microbial life, we believe our technology has the potential to create a sustainable source of economic natural gas production that will extend the life of the wells for many years. Production declines from traditional natural gas exploration and production, or E&P, require significant capital investment through additional drilling and completion to maintain natural gas production rates. In contrast, we believe our technology effectively creates a “gas farm,” producing a more stable and sustainable supply of natural gas for an extended period of time.

➢

Capital light investment profile and superior full-cycle economics vs. traditional E&P: Traditional E&P, particularly in shales, requires significant upfront capital investment for land acquisition, well drilling and completion, and production and transportation infrastructure. In contrast, we have a capital-light deployment strategy, whereby minimal new wells and no new meaningful infrastructure investments are required to implement our Restoration Process, significantly reducing our upfront capital expenditures. As a result of this strategy, we are dependent on existing wells and associated infrastructure. The amount of incremental gas produced from the application of our Restoration Process, combined with current natural gas prices, also does not currently justify the drilling of new wells by us. As we create natural gas in real-time, we expect increases to our proved reserves and thus use the term “finding and creation” costs to describe the economics of our full cycle acquisition and natural gas creation process over a 10 to 20 year period. We expect our finding and creation costs over time to be significantly lower than the finding and development costs of traditional E&P companies, due to the lack of significant development costs associated with our Restoration Process.

➢

First mover advantage: We began developing our Restoration Process in 2003, with an initial focus on lab research and development activities to prove the concept of accelerated biogenic gas creation. Beginning in 2006, we transitioned from the lab to the field, and have applied our Restoration Process to over 500 wells, including over 400 in the PRB and over 100 in other natural gas producing basins throughout the United States. In addition, we have anaerobically collected and tested samples from over 1,400 oil and natural gas wells from reservoirs in more than 20 producing regions in three countries. These samples have resulted in thousands of DNA samples of microbes and the DNA sequencing of approximately 1,700 samples from the field and approximately 850 samples from laboratory tests to date. We believe that the substantial body of proprietary data, including our intellectual property, and experience obtained from this effort, combined with the advancement of our technology as compared with other biogenic gas creation companies, represents a significant first-mover advantage that will allow us to accelerate decisions relating to well acquisition and treatment.

➢

Cleaner alternative to traditional E&P: With increasing societal pressures for domestically produced and environmentally friendly energy solutions, natural gas production represents a cleaner way to advance energy independence, as it produces lower CO2 emissions than any other hydrocarbon. Hydraulic fracturing, which is being increasingly utilized by traditional E&P companies in horizontal wells, is also under scrutiny and regulatory review in the United States due to its potential impact on aquifers, and, as a result, its use could be diminished, which could lead to lower natural gas production by such companies. By producing natural gas in a sustainable way using existing infrastructure, our technology alleviates many of the issues surrounding hydraulic fracturing, minimizes the necessity for new drilling by us, and has minimal impact on natural resources, including ground water.

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Abundant resource: Coal represents the most abundant energy resource and the largest concentration of hydrocarbons in the world on which to apply our technology. According to the EIA, recoverable worldwide coal reserves are reported to be in excess of 900 billion short tons, with unrecoverable coal resources estimated to be many times larger. Our current focus is on the creation and production of coalbed methane gas in a limited number of basins throughout the United States where we expect the implementation of our technology to be economically viable. We have determined through field sampling and testing that certain coalbeds, including the PRB, are particularly well suited for the implementation of our technology, which allows us to access the energy in coal and deliver that energy as natural gas, avoiding the physical mining, transporting and combustion of coal.

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Experienced management team: Our management team offers a unique combination of scientific, operational and managerial expertise in biotechnology and traditional E&P. Our senior management team has over 280 years of combined experience and an average of 28 years of experience in the energy industry. Our management team’s technical expertise includes microbiology, chemistry and biochemistry, engineering, geosciences, and traditional E&P. Our management team also played key roles in the commercialization of dozens of successful large-scale industrial biotechnology and traditional E&P projects.

Our commercialization strategy

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Increase natural gas production with an initial focus on the Powder River Basin: Approximately 275 of our wells in the PRB have been restored and are ready for commercial production of biogenic gas in real-time. We are currently working closely with various Wyoming state and federal agencies to obtain the required regulatory approvals necessary for the expanded deployment of our nutrient formulations. We intend to apply our Restoration Process to a number of our wells and incrementally bring additional PRB wells on line beginning in the near future. We expect it will likely take until the end of 2012 to complete the restoration of a majority of our current wells.

➢

Grow by acquisition and consolidation of natural gas properties: In order to achieve commercialization of our technology, we plan to continue to acquire natural gas properties (wells and pipeline infrastructure) and corresponding oil and natural gas rights in close proximity to our existing operations in the PRB, as well as in additional locations in the United States and abroad. Given the geologic permeability of many coal seams, controlling a large, contiguous area of producing wells is key in capturing the newly generated natural gas. Our acquisition strategy will include acquiring low cost late-in-life uneconomic wells producing minimal natural gas, as well as mid-life economic wells producing natural gas quantities that are already cash flow positive.

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Develop strategic partnerships: While our technology is proven and available today, its commercialization could be further accelerated and expanded through strategic partnerships with larger companies. A key technical and strategic priority in the near future is to establish a research and development collaboration with a major international resource company. We are currently exploring collaboration opportunities with a number of major oil and natural gas companies and coal companies.

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Advance technology to achieve further yield improvements: We use the term Technology To The Field to describe our efforts to achieve further yield improvements from our Restoration Process, leading to greater natural gas production and improved profitability. The unique microbial and geophysical conditions in the coal seams of each natural gas well require customized restoration treatments and water movement technology for effective microbial activation and commercial natural gas creation.

➢	Broaden our technology applications to other areas and fossil fuels: Our technology and processes are applicable to many other natural gas-producing basins, both in the United States and abroad. In addition to our core assets in the PRB, there are a number of other basins that we have either tested or in which we have pilot projects, such as the Black Warrior Basin in Alabama, the San Juan Basin in New Mexico and the Uinta Basin in Utah, as well as other areas in Oklahoma, Kansas and Illinois. We are also interested in areas in Australia, China, India, South Africa, Indonesia, Canada and Europe. While our current focus is on coalbed methane, heavy oils, mature shallow domestic oil fields, and domestic fractured shale fields offer additional significant hydrocarbon reserves on which to apply our Restoration Process in the future.

Our intellectual property

Our success depends in large part on our proprietary technology for which we seek protection under patent, copyright, trademark and trade secret laws. As of the date of this prospectus, we have 15 issued US and foreign patents, two US and foreign patent applications that are currently allowed and awaiting issuance, and 36 pending US and foreign patent applications. These patents and patent applications are directed to our technology and the specific methods that support our business. We continue to file new patent applications, for which terms extend up to 20 years from the earliest priority filing date in the United States.

Industry overview

Natural gas created from our Restoration Process has a distinct advantage over many renewable energy sources, including biofuels, in that it can be sold directly into existing markets using existing infrastructure. Biogenic, domestically-produced natural gas is an accessible and more environmentally friendly energy alternative, which is expected to play an increasing role in advancing both environmental and energy policy goals in the United States. There has been growing concern over CO2 and other emissions that are especially prevalent from burning coal and fuel oil. According to the EIA, methane is the cleanest burning fossil fuel, with approximately 117 lbs. of CO2 produced per 1 million Btu equivalent of natural gas, compared to 160 lbs. of CO2 for fuel oil and 200 lbs. for coal.

Typically, natural gas producers sell their natural gas to a variety of purchasers under various length contracts ranging from one day to multi-year at market based prices. Purchasers include pipelines, processors, other producers, banks, marketing and trading companies and other midstream service providers. Primary users of natural gas globally are power companies, which use it for the production of electricity, and utility companies, which distribute it for residential and industrial use. In 2009, 21% of natural gas used in the United States was consumed by residential homes, 27% by industry, 30% for electrical power, and 14% by businesses, with the remainder used in the operation of natural gas production and transportation infrastructure. With over 90% of the natural gas used in the United States coming from North America, natural gas plays an important role in advancing US energy security.

Our technology offers the potential to expand domestic energy production, while minimizing the need to expand the footprint of the oil and natural gas industry’s producing areas. According to the EIA, demand for natural gas in the United States and globally is projected to grow at annual growth rates of 0.5% and 1.9% through 2035, respectively. The IEA has identified several factors that could accelerate growth in demand for natural gas in the coming years, including potentially faster acceptance of compressed natural gas, or CNG, vehicles, recent policy changes in China promoting the production, import and use of natural gas, and a more restricted outlook for nuclear power in the wake of the Fukushima nuclear power plant disaster in Japan.

The EPA regards natural gas as the cleanest burning transportation fossil fuel commercially available today. The IEA estimated that in 2010 there were 100,000 natural gas vehicles operating on American roads, and more than 11 million natural gas vehicles worldwide. The current US administration has endorsed incentives for trucks powered by natural gas. Additionally, the EPA is expected to begin regulating greenhouse gas emissions from US power plants under its new standards by late May 2012. If implemented, such limits could push power companies to replace coal-fired plants with gas-burning ones, which would further increase domestic natural gas consumption.

Summary risk factors

Our business is subject to numerous risks and uncertainties that you should understand before making an investment decision. These risks are discussed more fully in the section entitled “Risk factors” beginning on page 12 of this prospectus. These include:

➢	we are in an early stage of our commercialization and our limited operating history and lack of meaningful revenue generally preclude us from using historical results to forecast operating results;

➢

although we have demonstrated our ability to increase natural gas production in a limited number of wells, the future success of our business depends on our ability to achieve similar results, on a commercially viable basis, by deploying our technology in multiple hydrocarbon basins to restore and sustain production of commercial quantities of natural gas from existing wells in a timely and economic manner;

➢	we may not be able to make effective adjustments for other locales to achieve results consistent with those we have thus far achieved in coal deposits in the PRB;

➢

if the WOGCC or WDEQ imposes terms and conditions that delay or that make the use of our technology more costly than we currently anticipate or that expose us to liabilities to regulatory authorities or third parties in a manner that we do not currently anticipate, or if we do not receive the required regulatory approvals from the WOGCC and the WDEQ, our ability to resume operations and successfully develop our business would be adversely affected;

➢	we may be unable to secure the passage of legislation and regulations favorable to our business model in other states or jurisdictions where we expect to deploy our technology;

➢	we are currently dependent on existing wells and associated infrastructure to conduct our business and operations;

➢	we must acquire a significant number of wells in order for our technology to be commercially viable;

➢	the law is unsettled as to whether an oil and natural gas lessee has the right to accelerate the natural production of biogenic coalbed methane without authority from the owner of the coal estate;

➢	we may not be able to restore wells in the PRB using our technology if we are unable to obtain a permit from the BLM;

➢	if our leases expire and we are unable to renew the leases, we will lose our right to implement our technology in the related properties;

➢

we could be required to incur substantial expenditures to address concerns of the BLM regarding the impact of our technology on the federal coal estate, including drilling of core holes, to examine the changes in the Btu content of the coal resulting from the implementation of our technology;

➢

if we violate or fail to comply with applicable environmental laws and regulations or with permits required by such laws and regulations, including with respect to water disposal costs, we could be fined or otherwise sanctioned by regulators;

➢

because the costs of developing our technology at a commercial scale are highly uncertain, we cannot reasonably estimate the amounts necessary to successfully commercialize our technology or be certain that additional capital will be available on acceptable terms when needed;

➢	lower prices for natural gas may reduce the amount of gas that we can produce economically or may require us to write down the carrying value of our assets;

➢

while all current coal mining activities appear to be far removed from our properties and we believe the coal in and around our properties is too deep to economically mine under current conditions, we cannot assure you that coal mining will not occur on our properties and limit our operations;

➢	our actual production, revenues and expenditures related to our reserves are likely to differ from our estimates of proved reserves;

➢	we will likely be impacted more acutely by factors affecting our industry in the PRB than we would if our business was more diversified, increasing our risk profile;

➢

third parties may infringe or misappropriate our patents or other intellectual property rights and litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others; and

➢	our pending and future patent applications may not issue as patents or, if issued, may not issue in a form that will provide us with any meaningful protection or any competitive advantage.

Corporate information

We were formed as Clearflame Resources LLC, a Delaware limited liability company, in April 2003 and changed our name to Luca Technologies LLC in July 2004. We converted into a Delaware corporation on April 20, 2007. Our principal executive offices are located at 500 Corporate Circle, Suite C, Golden, Colorado 80401, and our telephone number is (303) 534-4344. Our website address is www.lucatechnologies.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus.

Our logos and “LUCA TECHNOLOGIES®” and other trademarks or service marks of Luca Technologies Inc. appearing in this prospectus are the property of Luca Technologies Inc. This prospectus contains additional trade names, trademarks and service marks of other companies. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply relationships with, or endorsement or sponsorship of us by, these other companies.

The offering

Common stock offered by Luca	shares (or shares if the underwriters exercise their option to purchase additional shares in full)

Common stock to be outstanding after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full)

Proposed Nasdaq Global Market symbol	“LUCA”

Use of proceeds	We currently intend to use all or a portion of the net proceeds of this offering, together with existing cash and cash equivalents, to acquire natural gas properties (wells and infrastructure) in the PRB and additional areas in the United States and abroad, apply our Restoration Process to such properties, and continue research and development efforts to achieve further yield and rate improvements from our technology. We may also use a portion of the net proceeds of this offering to fund working capital and other general corporate purposes, including paying off our secured debt obligations and the costs associated with being a public company. Please see “Use of proceeds.”

Risk factors	See “Risk factors” starting on page 12 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

The number of shares of common stock to be outstanding after this offering is based on              shares outstanding as of                     , 2011 and excludes:

➢	shares of common stock issuable upon the exercise of options outstanding as of , 2011 at a weighted average exercise price of $ per share; and

➢	shares of common stock reserved for issuance under our third amended and restated 2007 equity incentive plan, or the 2007 Plan.

Except as otherwise indicated, all information in this prospectus assumes:

➢	the conversion of all of our outstanding shares of preferred stock into shares of common stock in connection with the consummation of this offering;

➢	the conversion of all of our outstanding preferred stock warrants into shares of common stock in connection with the consummation of this offering;

➢	the conversion of all of our outstanding common stock warrants into shares of common stock in connection with the consummation of this offering;

➢	no exercise of the underwriters’ option to purchase additional shares; and

➢	the filing of our amended and restated certificate of incorporation, which will occur in connection with the consummation of this offering.

Summary historical consolidated financial data

The following summary historical consolidated financial data should be read together with our consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus and “Management’s discussion and analysis of financial condition and results of operations.” The summary historical consolidated financial data in this section is not intended to replace our historical consolidated financial statements and the accompanying notes. Our historical results are not necessarily indicative of our future results.

We derived the consolidated statements of operations data for 2008, 2009 and 2010 and the consolidated balance sheet data as of December 31, 2009 and 2010 from our audited consolidated financial statements appearing elsewhere in this prospectus. The consolidated statements of operations data for the six months ended June 30, 2010 and 2011 and the consolidated balance sheet data as of June 30, 2011 are derived from our unaudited interim consolidated financial statements appearing elsewhere in this prospectus. The unaudited interim financial statements have been prepared on the same basis as the audited annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly our financial position as of June 30, 2011 and results of operations for the six months ended June 30, 2010 and 2011. Operating results for the six months ended June 30, 2011 are not necessarily indicative of the results that may be expected for the year ending December 31, 2011. The data should be read in conjunction with the consolidated financial statements, accompanying notes, and other financial information included herein.

Consolidated statement of operations data:	Years ended December 31,			Six months ended June 30,
	2008	2009	2010	2010	2011
				(unaudited)
	(in thousands, except share and per share data)
Operating revenue	$5,322	$3,823	$2,419	$1,425	$520

Operating expenses
Research and development expense	$5,224	$6,832	$7,757	$3,641	$2,848
Lease operating expense	2,967	3,054	4,159	1,977	1,458
Gathering and transportation expense	770	915	1,437	746	429
Production taxes	421	131	207	118	47
General and administrative expense	2,610	4,374	5,824	2,797	3,567
Depreciation, depletion and amortization	3,293	3,856	2,607	1,204	1,009

Total operating expenses	$15,285	$19,162	$21,991	$10,483	$9,358

Operating loss	$(9,963)	$(15,339)	$(19,572)	$(9,058)	$(8,838)
Other income (expense)	184	(63)	(103)	(79)	274

Net loss	$(9,779)	$(15,402)	$(19,675)	$(9,137)	$(8,564)

Net loss per share of common stock, basic and diluted	$(1.17)	$(1.84)	$(2.35)	$(1.09)	$(1.02)
Weighted average number of shares of common stock used in computing net loss per share of common stock, basic and diluted			8,383,980		8,420,391
Pro forma net loss per share of common stock, basic and diluted(1)			$(1.01)		$(0.44)
Weighted average number of common shares used in computing pro forma net loss per share of common stock, basic and diluted(1)			19,504,547		19,540,958

(1)	Pro forma basic and diluted net loss per share of common stock and weighted average number of shares of common stock used in computing pro forma basic and diluted net loss per share of common stock for the periods presented give effect to the conversion of all of our outstanding convertible preferred stock into common stock on a one-for-one conversion ratio.

Consolidated balance sheet data: (at period end)	December 31, 2009	December 31, 2010	June 30, 2011
			(unaudited)
	(in thousands)
Cash, cash equivalents and investments	$62,185	$36,934	$28,315
Property and equipment, net	13,834	18,938	19,104
Total assets	78,019	60,886	53,382
Current liabilities	3,576	3,539	3,529
Long-term debt	1,368	310	—
Convertible preferred stock	98,468	98,468	98,468
Total stockholders’ deficit	(28,764)	(47,429)	(55,032)

Risk factors

An investment in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below and the other information included in this prospectus, including our consolidated financial statements and accompanying notes, before deciding to invest in our common stock. If any of the following risks or uncertainties actually occur, our business, financial condition and operating results would likely suffer. In that event, the market price of our common stock could decline and you could lose all or part of your investment in our common stock.

RISKS RELATED TO OUR BUSINESS

Our business is difficult to evaluate due to our limited operating history.

We are in an early stage of our commercialization and our limited operating history and lack of meaningful revenue generally preclude us from using historical results to forecast operating results. Our limited operating history also limits our ability to predict the length of time for which our technology can generate new natural gas from existing wells and whether our technology will be able to restore production from hydrocarbon formations in areas where we are not currently operating. Our proposed business strategies described in this prospectus incorporate our management’s current best analysis of potential markets, opportunities and difficulties that face us. We cannot assure you that our underlying assumptions accurately reflect current trends in our industry or that our technology will be successful. Our business strategies may change substantially from time to time or may be abandoned as our management reassesses our opportunities and reallocates our resources. If we are unable to develop or implement these strategies or if our technology is not economically viable, we may never achieve profitability. Even if we do achieve profitability, we cannot predict the level of such profitability and it may not be sustainable.

We have incurred substantial losses to date, anticipate continuing to incur losses in the future and may never achieve or sustain profitability.

We have incurred substantial net losses since our inception, including net losses of $2.1 million, $5.3 million, $9.8 million, $15.4 million and $19.7 million for the years ended December 31, 2006, 2007, 2008, 2009 and 2010, respectively, and $8.6 million for the six months ended June 30, 2011, and we expect these losses to continue. As of June 30, 2011, we had an accumulated deficit of $72.4 million. We expect to incur additional costs and expenses related to the continued development and expansion of our business, including our research and development operations, the continued restoration and operation of our wells, and acquisitions of additional wells. As a result, even if our revenues increase substantially, we expect that our expenses will exceed revenues for the next several years.

Our ability to become and remain profitable will depend on, among other things, our ability to:

➢	acquire wells at suitable prices and in a timely manner;

➢	obtain adequate financing on terms consistent with our expectations;

➢	obtain required regulatory approval for the injection of our nutrient formulations and the circulation of water into the wells;

➢	attract, hire and retain qualified and experienced management, technical and field personnel;

➢	operate our natural gas properties and infrastructure at costs consistent with our expectations;

Risk factors

➢	bioconvert existing hydrocarbon deposits into natural gas in sufficient quantities;

➢	distribute such natural gas at prices which are acceptable to us; and

➢	protect our intellectual property.

The challenges associated with each of these may be extraordinary, and we may not be able to resolve any difficulties that arise in a timely or cost-effective manner, or at all. As a result of the numerous uncertainties associated with our operations, we are unable to predict the extent of any future losses or when we will become profitable, if ever. Even if we do achieve profitability, we may be unable to sustain or increase our profitability in the future.

Our technology is unproven at commercial scale.

Although we have demonstrated the ability to increase natural gas production in a limited number of wells in the PRB in Wyoming, the Black Warrior Basin in Alabama and the Uinta Basin in Utah, the future success of our business depends on our ability to achieve similar results, on a commercially viable basis, by deploying our technology in multiple hydrocarbon basins to restore and sustain production of commercial quantities of natural gas from existing wells in a timely and economic manner. We do not know whether these wells can be restored to commercial levels of production as a result of our technology or whether we can sustain such level of production once restored. If our technology fails to create and produce natural gas economically on a commercial scale or in commercial volumes, the commercialization of our technology could be delayed and the associated costs could increase or commercialization may not be possible at all, and as a result, our business, financial condition and results of operations would be materially adversely affected.

Our technology may not achieve overall results consistent with those achieved in coal seams in the PRB.

The largest scale creation of natural gas resulting from the utilization of our technology to date was achieved in coal seams in the PRB. Geological conditions differ from basin to basin, and we expect that differing conditions will require us to adjust the composition of our nutrient formulations to the geological conditions of the particular basin. We may not be able to make effective adjustments for other locales to achieve results consistent with those we have thus far achieved in coal seams in the PRB. Even if we are successful in developing an economical process for converting existing coal seams in other basins into commercial quantities of natural gas, we may not be able to adapt such process to other hydrocarbon deposits, including oil and organic rich shales. Any inability to effectively adjust our nutrient formulations to accommodate other basins or other hydrocarbon deposits will limit the commercial reach of our technology, which could materially adversely affect our business, financial condition and results of operations.

Our ability to successfully resume operations and develop our business may be adversely affected by legislative and regulatory requirements.

Our business is initially focused in the State of Wyoming, where we are generally subject to laws and regulations of state authorities, such as the Wyoming state legislature, the WOGCC and the WDEQ relating to the creation, development, production, distribution and marketing of natural gas, as well as environmental, health and safety matters relating to natural gas development. From 2006 through March 2010, we performed our Restoration Process on over 400 wells in the PRB under a pilot program regulated by the WOGCC. As we moved towards commercializing our technology, new legislation was

Risk factors

required to permit us to expand deployment of our nutrient formulations. Pending the completion of this legislative process, we elected to shut-in a majority of our wells in 2010 to conserve water, rather than producing natural gas from our previously treated wells in a manner that disposed of water on the surface. Although this legislation was passed in February 2011, it requires the adoption of implementing regulations by the WOGCC which will require that agency to develop rules for a process with which they have a limited history and familiarity and thus increases the challenge to us of effectively anticipating the scope and terms of the new regulations. Wyoming officials project that these regulations will be in place by the fall of 2011, but we cannot assure you that the new regulations will be finally adopted in that time frame. A significant delay in the adoption of regulations in Wyoming would correspondingly delay the further deployment of our technology, as we cannot resume our Restoration Process on our wells in Wyoming until such regulations are in place. If the WOGCC or WDEQ imposes terms and conditions that delay or that make the use of our technology more costly than we currently anticipate or that expose us to liabilities to regulatory authorities or third parties in a manner that we do not currently anticipate, our ability to resume operations and successfully develop our business would be adversely affected. Additional regulations that are adopted in the future may also impose requirements on the use of our technology that could increase the cost or delay development of our business in Wyoming.

As we attempt to expand our operations into other states and, potentially, foreign jurisdictions, we anticipate that we will continue to confront existing legislative and regulatory regimes that are not easily adaptable to our technology. This will likely require us to continue to work with legislators and regulators in order to educate them about our technology and encourage the passage of legislation and regulation needed to facilitate our doing business in states and other jurisdictions outside Wyoming. We may experience delays similar to those, or more onerous than those, we have confronted in Wyoming, and we cannot predict the degree to which we will be successful in overcoming these delays. A failure to secure the passage of legislation and regulation favorable to our business model in any state or other jurisdiction in which we expect to deploy our technology could have a material adverse effect on our business, financial condition and results of operations.

We may be unable to successfully identify, execute or integrate future acquisitions of natural gas properties.

Our initial strategy is to focus on the acquisition of coalbed methane gas wells in basins throughout the United States where we expect the implementation of our technology to restore and sustain natural gas production on a commercial scale. We must acquire a significant number of wells in order for our technology to be commercially viable, as we do not expect to generate significant revenues from any one well. Accordingly, we must identify large numbers of properties that have coal deposits in sufficient quantities, along with biogenic and operational characteristics that are suitable for the application of our technology. There are a limited number of coal formations that we believe are favorable for coalbed methane development and the application of our technology.

Our need to acquire a large number of natural gas properties exposes us to a number of risks. The valuation of properties involves the application of a number of valuation metrics, and we and the owners of these properties may differ regarding the application of these metrics. For instance, when natural gas prices declined precipitously in 2008 and 2009, we found that it was very difficult to come to terms with natural gas interest owners due to different expectations regarding future natural gas prices or the owners’ unwillingness to sell their wells at prices that were substantially below those that were available before natural gas prices fell. In volatile economic times when commodity prices and interest rates, among other factors, can change significantly in short periods of time, there is a greater challenge in coming to terms on these types of properties. In addition, we may overpay for properties based on mistaken assumptions about future economics, which would adversely affect the future return from our

Risk factors

operations. If our technology becomes widely recognized as an effective means of enhancing the productivity of natural gas wells, property owners may increase the value they ascribe to their properties in light of this potential to produce more natural gas than would have been anticipated absent the use of our technology. Some natural gas property owners may also be reluctant or unwilling to sell due to concerns about their potential exposure for plugging and abandonment of wells or other environmental liabilities if we do not meet our obligations.

Further, although we regularly engage in discussions with, and submit proposals to, acquisition candidates, suitable acquisitions may not be available in the future on reasonable terms. Even if we do identify an appropriate acquisition, we may be unable to finance the acquisition. Negotiations of potential acquisitions may require a disproportionate amount of management’s attention and our resources. Even if we complete additional acquisitions, continued acquisition financing may not be available or available on reasonable terms and any acquired properties may not generate sufficient revenues. Our inability to successfully identify, execute or effectively integrate future acquisitions may negatively affect our business, financial condition and results of operations.

Our property acquisitions will require regulatory approvals that could result in delays and increased costs to us.

We will be required to obtain regulatory approval and permits for new properties that we acquire in Wyoming, and subsequently to combine such properties into approved units prior to initiating our Restoration Process. This permitting process could lead to lengthy delays between the time of our acquisition of new properties and our commercial production of natural gas from them. We anticipate that the permits issued by the WOGCC, WDEQ, the BLM and other regulators will require monitoring of the wells and reservoirs, and the requirements for such monitoring could be very costly or overly burdensome. Accordingly, this may reduce revenue from the natural gas produced from our wells. It is possible that we may make an acquisition and find that the regulatory requirements are too costly to allow us to economically produce natural gas from the acquired wells. Whether permitting is economically feasible may not be evident until after we have made the acquisitions.

As our operations expand outside of Wyoming, we may also face similar or more stringent regulation by other state or foreign authorities, which may limit, delay or impede such expansion. We cannot predict how agencies or courts will interpret existing laws and regulations relating to our business and our technology, particularly given the unique aspects of both, nor can we predict the effect of the adoption and interpretation of any new laws and regulations on our business, financial condition and results of operations, which effect may be materially adverse.

Wells, once acquired, may not be appropriate for our purposes or may have liabilities associated with them that may negatively affect our business, financial condition and results of operations.

Although we plan to invest in properties that we believe will result in projects that will add value over time, we cannot guarantee that all of our acquired wells will result in commercially viable projects. The potential of a given property to continue to produce natural gas and to be adaptable to our technology cannot be determined with a high level of precision in advance. We will continue to perform due diligence reviews of the properties we seek to acquire in a manner that we believe is both consistent with practices in the traditional E&P industry and necessary to determine the biogenic characteristics of such properties and the viability of the wells for the application of our technology. However, these reviews are inherently incomplete and cannot assure us of the quality of the wells or of the success of our technology in enhancing production at the wells. It is generally not feasible for us to perform testing of every

Risk factors

individual property or an in-depth review of its related records as part of each acquisition. Even if we are able to complete an in-depth review and sampling of these properties, such a review may not necessarily reveal existing or potential problems or permit us to become sufficiently familiar with the properties to fully assess their potential for successful application of our technology. Even when problems are identified, it may be necessary for us to assume certain environmental and other risks and liabilities to complete the acquisition of such properties. The discovery of any material liabilities associated with our well acquisitions could harm our results of operations and financial condition. Therefore, we cannot assure you that we will recover all or any portion of our investment in well acquisitions.

We may need to resolve conflicts over ownership of the coal estate to employ our technology.

We have acquired natural gas leases in Wyoming from the owners of the natural gas estate and have proceeded with operations under such leases, based on what we believe to be settled law that, with respect to such leases, coalbed methane is part of the natural gas estate. On certain properties, including some of our leased properties in Wyoming, the coal estate and the natural gas estate have different owners. The largest owner of the coal estate in much of the western United States and the PRB is the US federal government. Of the coal in our area of operations in the PRB, the federal government owns approximately 92%, the State of Wyoming owns approximately 6% and private entities own approximately 2%. In approximately 33% of our wells, the federal government owns both the coal and natural gas estates, while in the other 67%, the federal government owns the coal and either the State of Wyoming or a private entity owns the oil and gas estate. The law is not settled as to whether an oil and gas lessee has the right to accelerate the natural production of biogenic coalbed methane without authority from the coal estate. Our technology may be viewed as an acceleration of the naturally occurring process of the conversion of coal to gas and thus could be viewed to burden, damage or, in the absence of federal authorization, trespass on the coal estate. In instances where the federal government is the coal estate owner but not the oil and natural gas estate owner, the BLM or the Office of the Solicitor will likely request us to consider (i) the requirement of additional legal authorization for the impacts to federal coal, (ii) the payment of an impact fee and (iii) an agreement on how to resolve any conflicts that develop with coal mines.

For areas of federally owned coal, we are actively working with the BLM to develop a permit that will allow us to implement our technology in these areas. A prolonged permitting process or overly burdensome permit conditions could delay or prevent implementation of our technology in these areas. Continued development in unresolved split estate ownership locations could subject us to claims for trespass from the coal estate owner. We generally also have obligations to the owner of the natural gas estate to timely develop those interests. Failure to develop these interests in a timely fashion, while resolving the coal estate issue, could jeopardize the leases and cause us to forfeit certain leases that were not timely developed.

The BLM cannot assure us that any agreed resolution of the treatment of the coal estate with respect to our existing acreage in the PRB will be applicable in other areas of the country or other locations within the same basin. In all areas, including Wyoming, the BLM intends to evaluate this issue on a unit-by-unit basis. Therefore, we cannot assure you that we will be able to successfully resolve this issue in every location where the federal government owns the coal estate but not the natural gas estate, even if we are able to successfully implement a permitting process for our existing wells. If we are unable to resolve this issue with regard to new wells obtained in future acquisitions, we would not be able to produce natural gas from those newly acquired wells, which could have a material adverse effect on our business, financial condition and results of operations.

Risk factors

Evaluation of the environmental impact of our technology in connection with the issuance of any federal permits may lead to significant delays in our ability to commercialize our process.

The National Environmental Policy Act, or NEPA, requires federal agencies to integrate environmental considerations into their decision-making processes by evaluating the environmental impact of their proposed actions, including the issuance of any permits by the BLM that will be required to utilize our technology in the PRB, and assessing alternatives to those actions. In the course of a NEPA evaluation, if an action involved is determined to be major, an environmental assessment will be prepared to assess the potential direct, indirect and cumulative impacts of a proposed federal action. If impacts are considered significant, the BLM will prepare a more detailed Environmental Impact Statement, or EIS, that is made available for public review and comment. The EPA, other governmental agencies, and any interested members of the public may review and comment on the scoping of the EIS, and the adequacy of any findings set forth in the draft and final EIS. The NEPA process and potential ensuing litigation can cause significant delays in the issuance of required permits. The NEPA process may also result in an agency decision to deny the proposed permit or, more likely, to impose conditional approval to mitigate its potential environmental impact, which could negatively impact the economic feasibility of a proposed project. We may not be able to restore wells in the PRB using our technology until we are able to obtain a permit from the BLM. Any significant delays in the issuance of required permits as a result of NEPA will likely prevent us from employing our technology on a commercial basis, which may have a material adverse effect on our business, financial condition and results of operations.

Certain of our leasehold assets are subject to lease conditions that require us to reestablish production within the next several years.

The majority of our leasehold acreage consists of leases that are past their primary term and have been held by natural gas production operations. Many of our wells are currently shut-in, and thus are not currently producing, and the associated leases have limitations on the length of time they will remain valid while waiting for operations to resume. Our restoration and production plans for these leases are subject to our ability to receive permits from the WDEQ, the WOGCC and the BLM. For instance, if we are restricted by the regulatory scheme in Wyoming from forming units and reestablishing production in these areas, the leases will expire. If our leases expire and we are unable to renew the leases, we will lose our right to implement our technology in the related properties. Additional factors, including costs to implement our technology, production results, availability and cost of capital, production costs, and gathering system and pipeline transportation constraints, could impact our ability to implement our technology and hold these leases.

We may have to incur additional unexpected regulatory costs before we can utilize our technology.

We may be required to incur a variety of regulatory costs in order to utilize our technology. To address concerns of the BLM regarding the impact of our technology on the federal coal estate, we may be required to conduct certain monitoring, including drilling of core holes, to examine the changes in the Btu content of the coal resulting from the implementation of our technology. Such monitoring programs could require substantial expenditures at a time when we have insufficient revenues or other funds to undertake such monitoring programs. If we are required to conduct expensive monitoring programs, we cannot assure you that financing or cash generated by operations will be available or sufficient to meet these requirements. In addition, we will be required to incur expenditures associated with mechanical integrity testing of injection wells under WDEQ and WOGCC regulations. We may also have additional expenditures which we are required to incur to utilize our technology. If any of these requirements is too

Risk factors

costly for us to comply with, we may be unable to implement our technology on a commercial basis, which may have a material adverse effect on our business, financial condition and results of operations.

We are currently dependent on existing wells and associated infrastructure to conduct our business and operations.

We are currently dependent on existing wells and associated infrastructure due to the fact that the amount of incremental gas produced from the application of our Restoration Process, combined with current natural gas prices, does not presently justify the drilling of new wells by us. As a result, we are currently focused on the acquisition of coalbed methane gas wells in basins throughout the United States where we expect the implementation of our technology to restore and sustain natural gas production on a commercial scale. This need exposes us to a number of risks including the availability of appropriate properties, negotiations over the valuation of properties and potential overpayment for properties based on mistaken assumptions about future economics. As a result, suitable acquisitions may not be available in the future on reasonable terms or we may be unable to secure the required regulatory approvals for such acquisitions, which could have a material adverse effect on our business, financial condition and results of operation. See also “—We may be unable to successfully identify, execute or integrate future acquisitions of natural gas properties” and “—Our property acquisitions will require regulatory approvals that could result in delays and increased costs to us.”

Governmental laws and regulations may have a significant impact on our operations and strategy.

We are subject to regulation by a variety of federal, state, tribal and local authorities. Legal requirements are frequently changing and subject to interpretation and we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. We may be required to make significant expenditures to comply with governmental laws and regulations. We may incur significant liabilities to the government and/or third parties that may require us to incur substantial costs, including costs for remediation of environmental contamination or other issues. These laws and regulations may require us to obtain and comply with a wide variety of licenses, permits, inspections, approvals and other requirements. Both public officials and private individuals may make claims and may seek to enforce applicable laws and regulations. We cannot predict the outcome (financial or operational) of any related license or permit application, litigation or administrative proceedings that may arise.

In addition, the impact on local water supplies and the environment as a result of enhanced natural gas recovery techniques involving the use of injectants has recently been the subject of increased public and governmental concern, including from public interest groups such as the Powder River Basin Resource Council, due in part to the regulatory focus on hydraulic fracturing. We do not currently utilize hydraulic fracturing and have no plans to use this procedure in the immediate future. However, we cannot say with certainty whether it will be necessary to utilize hydraulic fracturing in the future and whether proposed regulations governing hydraulic fracturing could impact our ability to implement our technology. In addition, while our Restoration Process is very different from hydraulic fracturing in that it does not use pressure to inject our nutrient formulations into a coal seam and it does not fracture the hydrocarbon deposits, we cannot predict whether or to what extent environmental concerns over hydraulic fracturing or our technology itself could impact our Restoration Process.

We are subject to environmental laws and regulations and may become subject to additional laws and regulations in the future related to the impact of enhanced natural gas recovery activities on drinking water and other environmental concerns.

We are subject to various federal, state and local environmental and health and safety laws and regulations governing, among other things, the generation, storage, handling, use and transportation of

Risk factors

hazardous materials or pollutants, the emission and discharge of hazardous materials into the ground, air or water, the disposal of produced water and other underground injection of fluids and the health and safety of our employees. If we violate or fail to comply with these laws and regulations or with permits required by such laws and regulations, we could be fined or otherwise sanctioned by regulators.

Our technology involves the use of water and injection of our nutrient formulations to enhance natural gas recovery. This activity is subject to regulation and potential liability under the existing scheme of environmental regulation in the United States, including under the Safe Drinking Water Act, or the SDWA.

In addition, we could be held liable for contamination at or from our current or former properties and any sites we acquire in the future, as well as for contamination at or from third party sites where we dispose or have disposed of waste, regardless of our fault. We have accrued liabilities representing our estimated costs to plug and abandon our current wells that we believe, based on available information, are sufficient, but may need to be increased in the future. We could also be subject to claims from landowners alleging property damage, nuisance or trespass as a result of our operations. Further, we could be held liable for any and all consequences arising out of human exposure to hazardous substances, pollutants or other environmental damage. Environmental laws are complex, change frequently and have tended to become more stringent over time. Therefore, we cannot assure you that our costs of complying with current and future environmental and health and safety laws, and our liabilities arising from past or future releases of, or exposure to, hazardous substances or pollutants will not adversely affect our business, financial condition and results of operations.

Water disposal costs may have a material adverse effect on our business, financial condition and results of operations.

Environmental regulators such as the WDEQ have restrictive regulations applicable to the surface disposal of water produced from coalbed methane production operations. We anticipate that our Restoration Process will reuse the water produced from our production operations and as a result the applicability of surface water disposal regulations to our operations will be limited. However, as a result of the amount of water in the coal seams in certain areas of the PRB, we will likely be required to dispose of some water on the surface. If it is necessary to discharge such water on the surface, we may be required to obtain certain federal, state and local permits to use surface discharge methods. Surface disposal options may have volumetric limitations and require an extensive third-party water sampling and laboratory analysis program to ensure compliance with permit standards. Alternatives to surface disposal of waters, including installing and operating treatment facilities or drilling disposal wells to inject the produced water into the underground rock formations adjacent to the coal seams or lower sandstone horizons, are more expensive than surface disposal. Injection wells are regulated by the WDEQ and the WOGCC in Wyoming, and by other regulators in the other states and jurisdictions in which we may have future operations, and require permits from these various agencies. The costs to dispose of produced water may be significant, which could have a material adverse effect on our business, financial condition and results of operations.

Compliance with or a breach of environmental laws can be costly.

Our operations will be subject to laws and regulations that require us to obtain and maintain specified permits or other governmental approvals regarding compliance with environmental laws, including approvals that control the discharge of materials into the environment, require the removal and cleanup of materials that may harm the environment or otherwise relate to the protection of the environment. Laws and regulations protecting the environment have become more stringent in recent years, and may in

Risk factors

some cases impose strict, joint and several liability on an owner or operator of a site, rendering a person liable for environmental damage without regard to negligence, fault or knowledge on the part of such person. Some of these laws and regulations may expose us to liability for the conduct of or conditions caused by others or for acts that were in compliance with all applicable laws at the time they were performed. These laws and regulations, the modification or interpretation of existing laws or regulations or the adoption of new laws and regulations could have a material adverse effect on our business, financial condition and results of operations.

We may require substantial additional financing to achieve our goals and to make future acquisitions, and a failure to obtain this capital when needed or on acceptable terms could force us to delay, limit, reduce or terminate our research and development and commercialization efforts.

Since our inception, most of our resources have been dedicated towards research and development, as well as demonstrating the effectiveness of our technology in our labs and in the field. We believe that we will continue to expend substantial resources for the foreseeable future on further developing our technology. Because the costs of developing our technology at a commercial scale are highly uncertain, we cannot reasonably estimate the amounts necessary to successfully commercialize our technology. In addition to capital and resources required to continue developing our technology, we anticipate that we will also expend resources on operating our existing properties and on the acquisition of additional properties to greatly increase the number of wells we can restore and operate.

Global financial conditions and recent market events have been characterized by increased volatility and a resulting tightening of the credit and capital markets. We cannot assure you that debt or equity financing will be available or sufficient to meet or satisfy our initiatives, objectives or requirements. For example, a decline in the trading price of our common stock from the price at which it is sold in this offering could limit our ability to raise equity financing in the future. Our inability to access sufficient amounts of capital on acceptable terms for our operations could have a material adverse effect on our business, financial condition and results of operations.

Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to our technology.

We may seek additional capital through a combination of public and private equity offerings, debt financings, strategic partnerships and licensing arrangements. To the extent that we raise additional capital through the sale or issuance of equity, warrants or other convertible securities, ownership interests of our stockholders will be diluted, and the terms may include liquidation or other preferences that adversely affect the rights of stockholders. If we raise capital through debt financing, it may involve agreements that include covenants limiting or restricting our ability to take certain actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through strategic partnerships and licensing agreements with third parties, we may have to relinquish valuable rights to our technology, or grant licenses on terms that are not favorable to us. If we are unable to raise additional funds when needed, we may be required to delay, limit, reduce or terminate our commercialization efforts.

Natural gas prices are volatile, and natural gas prices have been significantly depressed since the middle of 2008. An extended decline in the price of natural gas would likely have a material adverse effect on our business, financial condition and results of operations.

Our future financial condition, revenues, results of operations and future growth, and the carrying value of our properties, will depend primarily on the prices we receive for our natural gas production. Our

Risk factors

ability to obtain additional capital on attractive terms will also substantially depend upon natural gas prices. Prices for natural gas have been significantly depressed since the middle of 2008 and future natural gas prices are subject to large fluctuations in response to a variety of factors beyond our control.

These factors include:

➢	relatively minor changes in the supply of or the demand for natural gas;

➢	the condition of the United States and worldwide economies;

➢	market uncertainty;

➢	the level of consumer product demand;

➢	weather conditions in the United States;

➢	the actions taken by foreign natural gas producing nations;

➢	domestic and foreign governmental regulation and taxes, including price controls adopted by the Federal Energy Regulatory Commission;

➢	political conditions or hostilities in natural gas producing nations;

➢	the price and level of foreign imports of natural gas;

➢	the price and availability of alternate fuel sources;

➢	terrorism; and

➢	the availability of pipeline or other takeaway capacity.

We cannot predict future natural gas prices and such prices may decline further. Lower prices may reduce the amount of natural gas that we can produce economically and may require us to write down the carrying value of our assets. We anticipate that in the near term substantially all of our natural gas sales will be made in the spot market or pursuant to contracts based on spot market prices and our sales will not likely be made pursuant to long-term fixed price contracts. Any substantial or extended decline in the prices of or demand for natural gas would have a material adverse effect on our business, financial condition and results of operations.

Our properties may be impacted by nearby coal mining activities.

The mining of coal and activities related to the mining of coal near our operations, including core-hole drilling to determine the extent of coal deposits, may impact our ability to operate in that area. In the event coal is actively mined such that it intersects our natural gas properties, we would be required to plug and abandon such wells, which would lead to a loss of revenues. While all current coal mining activities appear to be far removed from our properties and we believe the coal in and around our properties is too deep to economically mine under current conditions, we cannot assure you that coal mining will not occur on our properties, thereby limiting our operations.

Our risk management and measurement systems and hedging activities might not be effective and could increase the volatility of our results.

To attempt to reduce our price risk, we have entered, and may in the future enter, into hedging transactions with respect to a portion of our expected future production. We cannot assure you that such transactions will reduce the risk or minimize the effect of any decline in natural gas prices. The systems we use to quantify commodity price risk associated with our businesses might not always be followed or

Risk factors

might not always be effective. Further, such systems do not in themselves manage risk, particularly risks outside of our control, and adverse changes in natural gas prices, volatility, adverse correlation of commodity prices, the liquidity of markets, changes in interest rates and other risks discussed in this prospectus might still adversely affect our financial condition, results of operations and cash flows under applicable accounting rules, even if risks have been identified. Furthermore, no single hedging arrangement can adequately address all commodity price risks present in a given contract. For example, a forward contract that would be effective in hedging commodity price volatility risks would not hedge the contract’s counterparty credit or performance risk. Therefore, unhedged risks will always continue to exist.

Our use of hedging arrangements through which we attempt to reduce the economic risk of our participation in commodity markets could result in increased volatility of our reported results. Changes in the fair values (gains and losses) of derivatives that qualify as hedges under generally accepted accounting principles in the United States, or GAAP, to the extent that such hedges are not fully effective in offsetting changes to the value of the hedged commodity, as well as changes in the fair value of derivatives that do not qualify or have not been designated as hedges under GAAP, must be recorded in our income. This creates the risk of volatility in earnings even if no economic impact to us has occurred during the applicable period. In addition, our hedging arrangements expose us to the risk of financial loss if our production volumes are less than expected.

The adoption and implementation of new statutory and regulatory requirements for derivative transactions could have an adverse impact on our ability to hedge risks associated with our business and increase the working capital requirements to conduct these activities.

In July 2010, federal legislation known as the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was enacted. The Dodd-Frank Act provides for new statutory and regulatory requirements for derivative transactions, including oil and natural gas hedging transactions. Among other things, the Dodd-Frank Act provides for the creation of position limits for certain derivatives transactions, as well as requiring certain transactions to be cleared on exchanges for which cash collateral will be required. The final impact of the Dodd-Frank Act on our hedging activities is uncertain at this time due to the requirement that the Securities Exchange Commission, or the SEC, and the Commodities Futures Trading Commission, or the CFTC, promulgate rules and regulations implementing the new legislation, which has been deferred until December 31, 2011. These new rules and regulations could significantly increase the cost of derivative contracts, materially alter the terms of derivative contracts or reduce the availability of derivatives. Although we believe the derivative contracts that we enter into should not be materially impacted by position limits and other regulatory requirements, the impact upon our businesses will depend on the outcome of the implementing regulations adopted by the CFTC.

Depending on the rules adopted by the CFTC or similar rules that may be adopted by other regulatory bodies, we might in the future be required to provide cash collateral for our commodities hedging transactions under circumstances in which we do not currently post cash collateral. Posting of such additional cash collateral could impact liquidity and reduce our cash available for capital expenditures. A requirement to post cash collateral could therefore reduce our ability to execute hedges to reduce commodity price uncertainty and thus protect cash flows. If we reduce our use of derivatives as a result of the Dodd-Frank Act and regulations, our results of operations may become more volatile and our cash flows may be less predictable.

Risk factors

We cannot assure you that defects in our title to natural gas properties do not exist.

Title to natural gas properties is often not possible to determine without incurring substantial expense. Although we sometimes commission independent title reviews with respect to certain of our natural gas rights and properties, we cannot assure you that title defects do not exist in these and in other rights and properties we may acquire. If a title defect does exist, it is possible that we may lose all or a portion of the rights or properties to which the title defect relates. Our ownership of certain properties may therefore vary from our records.

We may face strong competition from traditional E&P companies, other biogenic gas creation companies and alternative clean energy companies that may negatively affect our ability to carry on operations.

Factors that affect our ability to compete successfully in the marketplace include:

➢	the availability of funds and information relating to a property;

➢	the availability of government subsidies to competitors to develop technology;

➢	the costs of producing fuels or power by alternative clean energy technologies; and

➢	costs associated with the acquisition, development, production and transportation of natural gas.

Our competitors include major integrated oil and natural gas companies, substantial independent energy companies, and affiliates of major interstate and intrastate pipelines and national and local natural gas gatherers, many of which possess greater financial and other resources than we do. Additionally, we also compete against other companies, such as Ciris Energy, Inc., Synthetic Genomics, Inc., and Next Fuel, Inc., which may seek to employ new technology to enhance the bioconversion of hydrocarbon deposits. Finally, our competitors also include alternative clean energy companies that employ clean technology such as wind, solar, geothermal, hydro and nuclear power and biofuels. If we are unable to successfully compete against our competitors, our business, financial condition and results of operations may be adversely affected.

Our actual production, revenues and expenditures related to our reserves are likely to differ from our estimates of proved reserves. We may experience production that is less than estimated and production costs that are greater than estimated in our reserve report. These differences may be material.

Although the methodologies used to prepare the estimates of our proved natural gas reserves and future net cash flows at May 31, 2011 were audited by Ryder Scott Company, L.P., or Ryder Scott, our independent petroleum and geological engineers, we are ultimately responsible for the preparation of these estimates and for our estimates of our proved natural gas reserves and future net cash flows at December 31, 2010. Reserve engineering is a complex and subjective process of estimating underground accumulations of natural gas that cannot be measured in an exact manner. Estimates of economically recoverable natural gas reserves and of future net cash flows necessarily depend upon a number of variable factors and assumptions, including:

➢	whether our technology is a reliable technology for determining proved reserves;

➢	historical production from the area compared with production from other similarly producing wells;

➢	the assumed effects of regulations by governmental agencies;

➢	assumptions concerning future natural gas prices; and

➢	assumptions concerning future operating costs, production, development costs and work-over and remedial costs.

Risk factors

Because all reserve estimates are to some degree subjective, each of the following items may differ materially from those assumed in estimating proved reserves:

➢	the quantities of natural gas that are ultimately recovered;

➢	the production and operating costs incurred;

➢	the amount and timing of future development expenditures; and

➢	future natural gas sales prices.

Furthermore, different reserve engineers may make different estimates of reserves and cash flows based on the same available data. We cannot assure you that we will not have material differences between our actual production and the production estimated in our reserve reports or that these differences will not be material in the future.

Based on historical data from our field demonstration projects in the PRB, we have assigned proved developed producing reserves to a limited number of wells which are associated with the successful deployment of our Restoration Process. The reserve data assumes that we will make additional capital expenditures to develop and produce our reserves. Although we have prepared estimates of our natural gas reserves and the costs associated with these reserves in accordance with industry standards, we cannot assure you that the estimated costs are accurate, that development will occur as scheduled or that the actual results will be as estimated. In addition, the recovery of any undeveloped reserves, if applicable, is generally subject to the approval of development plans and related activities by applicable state and/or federal agencies. Statutes and regulations may affect both the timing and quantity of recovery of estimated reserves. Such statutes and regulations, and their enforcement, have changed in the past and may change in the future, and may result in upward or downward revisions to current estimated proved reserves.

You should not assume that the standardized measure of discounted cash flows is the current market value of our estimated natural gas reserves. In accordance with SEC requirements, the standardized measure of discounted cash flows from proved reserves at December 31, 2010 are based on twelve-month average prices and costs as of the date of the estimate. These prices and costs will change and may be materially higher or lower than the prices and costs as of the date of the estimate. Any changes in consumption by natural gas purchasers or in governmental regulations or taxation may also affect actual future net cash flows. The timing of both the production and the expenses from the development and production of natural gas properties will affect the timing of actual future net cash flows from proved reserves and their present value. In addition, the 10% discount factor we use when calculating the standardized measure of discounted cash flows for reporting requirements in compliance with accounting requirements is not necessarily the most appropriate discount factor. The effective interest rate at various times and the risks associated with our operations or the natural gas industry in general will affect the accuracy of the 10% discount factor.

Our operations are subject to operational hazards and unforeseen interruptions for which we may not be adequately insured.

There are operational risks associated with our Restoration Process and the production, gathering, transporting, processing and treating of natural gas, including:

➢	tornadoes, floods and other extreme weather conditions and natural disasters;

➢	aging infrastructure and mechanical problems;

➢	damage to pipelines, pipeline blockages or other pipeline interruptions;

Risk factors

➢	uncontrolled releases of natural gas (including sour gas), brine or industrial chemicals;

➢	operator error;

➢	pollution and environmental risks;

➢	fires, explosions and blowouts; and

➢	terrorist attacks or threatened attacks on our facilities or those of other energy companies.

Any of these risks could result in loss of human life, personal injuries, significant damage to property, environmental pollution, impairment of our operations and substantial losses to us. In accordance with customary industry practice, we maintain insurance against some, but not all, of these risks and losses, and only at levels we believe to be appropriate. If our operations are located in or near populated areas, including residential areas, commercial business centers and industrial sites, the level of damages resulting from these risks could increase. In spite of our precautions, events such as those described above could have a material adverse effect on our business, financial condition and results of operations, particularly if the event is not fully covered by insurance.

If we cannot manage our growth effectively, we may not become profitable or sustain future profitability.

Businesses that grow rapidly often have difficulty managing their growth. If our technology is successfully deployed in multiple basins and causes us to grow rapidly, we will face challenges to our organization that may strain our management, technical and field personnel and operations. We may misjudge the amount of time or resources that will be required to manage effectively any anticipated or unanticipated growth or activity in our business. We will likely need to expand our management by recruiting and employing experienced executives and key employees capable of providing the necessary support. Shortages of qualified personnel or the inability to obtain and retain qualified personnel can also negatively affect the quality and timeliness of our work. Our ability to manage growth will depend in large part on our ability to continue to enhance our operating, financial and management information systems. If we cannot scale our business appropriately, maintain control over expenses or otherwise adapt to anticipated and unanticipated growth or changes, our business resources may become strained, and we may fail to stay within our budgets or fail to achieve target milestones. We cannot assure you that our management will be able to manage our growth effectively or successfully. Our failure to meet these challenges may cause us to be unprofitable, and your investment could be lost.

Our lack of diversification will increase the risk of an investment in us.

Our current business focus is on the creation and production of coalbed methane gas in a limited number of properties, primarily in the PRB. Larger companies have the ability to manage their risks by diversification. However, we currently lack diversification, in terms of both the nature and geographic scope of our business. As a result, we will likely be impacted more acutely by factors affecting our industry in the PRB than we would if our business was more diversified, increasing our risk profile. Such factors include fluctuations in prices of natural gas produced from wells in the region, natural disasters, restrictive governmental regulations, transportation capacity constraints, weather, curtailment of production or interruption of transportation, and any resulting delays or interruptions of production from existing or planned new wells.

Seasonal weather conditions and wildlife restrictions could adversely affect our ability to conduct operations.

Our operations could be adversely affected by weather conditions and wildlife restrictions. In the PRB, certain coalbed methane gas activities cannot be conducted as effectively during the winter months.

Risk factors

Winter and severe weather conditions limit and may temporarily halt the ability to operate during such conditions. These constraints and the resulting shortages or high costs could delay or temporarily halt our coalbed methane gas operations and materially increase our operation and capital costs, which could have a material adverse effect on our business, financial condition and results of operations. In addition, a critical habitat designation for certain wildlife under the US Endangered Species Act or similar state laws could result in material restrictions to public or private land use and could delay or prohibit land access or development. The listing of certain species, such as the sage grouse, as threatened and endangered, could have a material impact on our operations in areas where such listed species are found. Seasonal wildlife restrictions imposed by the BLM as a condition of any federal permit also may limit access to federal leases or movement across federal lands.

In the ordinary course of business, we may become subject to lawsuits or indemnity claims, which could materially and adversely affect our business, financial condition and results of operations.

From time to time, we may in the ordinary course of business be named as a defendant in lawsuits, claims and other legal proceedings. These actions may seek, among other things, compensation for alleged personal injury, workers’ compensation, employment discrimination, breach of contract, property damages, civil penalties and other losses or injunctive or declaratory relief. In the event that such actions or indemnities are ultimately resolved unfavorably at amounts exceeding our accrued liability, or at material amounts, the outcome could materially and adversely affect our reputation, business and results of operations. In addition, payments of significant amounts, even if reserved, could adversely affect our liquidity position.

We are dependent on key personnel and the loss of some key executive officers and employees, or our inability to attract, retain and motivate additional personnel, could negatively impact our business prospects.

Our future performance depends to a significant degree upon the continued service of key members of management, as well as technical and operations personnel. The loss of one or more of our key personnel could have a material adverse effect on our business. We believe our future success will also depend in large part upon our ability to attract, retain and further motivate highly skilled management and technical and operations personnel. We cannot assure you that we will be able to retain our key employees or that we will be successful in attracting, assimilating and retaining personnel in the future.

We may have difficulty distributing our natural gas production, which could harm our financial condition.

In order to sell the natural gas we will produce utilizing our Restoration Process, we may have to make arrangements for distribution to the market. We will rely on local infrastructure and the availability of transportation for shipment of our natural gas, but infrastructure development and transportation facilities may be insufficient for our needs at commercially acceptable terms in the localities in which we operate. This situation could be exacerbated if our operations are conducted in remote areas that are difficult to access, such as areas that are distant from shipping and/or pipeline facilities. These factors may affect our ability to acquire and restore properties and to transport our natural gas production, which may increase our expenses.

We may not be able to use some or all of our net operating loss and tax credit carry-forwards to reduce future income taxes.

In general, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, as well as applicable state and local income tax laws, a corporation that undergoes an “ownership change” is

Risk factors

subject to limitations on its ability to utilize its pre-change net operating loss carry forwards and tax credit carry forwards, or Tax Carryovers, to reduce its income taxes. An ownership change is defined generally for these purposes as a greater than 50% change in ownership by “5% shareholders” over a rolling three-year period. We do not believe that our existing Tax Carryovers are subject to any such limitations, whether arising from prior changes in our stock ownership or changes in stock ownership in connection with this public offering. However, if the Internal Revenue Service or applicable state or local income tax authorities prevail in challenging our analysis, or if we experience an ownership change after this public offering, our ability to utilize our Tax Carryovers could be limited. Future changes in our stock ownership, some of which are outside of our control, could result in such a limitation being imposed. For these reasons, even if we attain profitability we may not be able to utilize our Tax Carryovers to reduce any future income taxes. In addition, our Tax Carryovers expire at various times through 2030 which could also limit their utilization.

Non-US holders of our common stock, in certain situations, could be subject to US federal income tax upon sale, exchange or disposition of our common stock.

We believe we are or are likely to become a US real property holding corporation for US federal income tax purposes. As a result, under the Foreign Investment in Real Property Tax Act, or FIRPTA, certain non-US investors may be subject to US federal income tax on gain from the disposition of shares of our common stock, in which case they would also be required to file US tax returns with respect to such gain. Whether these FIRPTA provisions apply depends on the amount of our common stock that such non-US investors hold and whether, at the time they dispose of their shares, our common stock is regularly traded on The Nasdaq Global Market or another established securities market within the meaning of the applicable Treasury Regulations. So long as our common stock is listed on an established securities market, only a non-US investor who has held actually or constructively during the shorter of the five-year period ending on the date of disposition or such investor’s holding period more than 5% of our common stock may be subject to US federal income tax on the disposition of our common stock under FIRPTA. See “Certain United States federal income and estate tax consequences to non-US holders.”

If we fail to maintain an effective system of internal controls, we might not be able to report our financial results accurately or timely or prevent fraud; in that case, our stockholders could lose confidence in our financial reporting, which would harm our business and could negatively impact the price of our stock.

Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. In addition, Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, will require us and, in the event we become an accelerated filer, our independent registered public accounting firm, to evaluate and report on our internal control over financial reporting beginning with our Annual Report on Form 10-K for the year ending December 31, 2012. The process of implementing our internal controls and complying with Section 404 will be expensive and time consuming, and will require significant attention of management. We cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Even if we conclude, and our independent registered public accounting firm concurs, that our internal control over financial reporting provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, because of its inherent limitations, internal control over financial reporting may not prevent or detect fraud or misstatements. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our results of operations or cause us to fail to meet our reporting obligations. If we or our independent registered public accounting firm discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in our financial statements and harm our stock price. In addition, a delay in

Risk factors

compliance with Section 404 could subject us to a variety of administrative sanctions, including SEC action, ineligibility for “short form” securities registration, the suspension or delisting of our common stock from The Nasdaq Global Market and the inability of registered broker-dealers to make a market in our common stock, which would further reduce our stock price and could harm our business.

RISKS RELATED TO OUR INTELLECTUAL PROPERTY

We may not be able to adequately protect our proprietary information or technology.

Our success depends on our proprietary information and technology. We have adopted an intellectual property strategy, relying on a combination of patents and trade secret laws, as well as on confidentiality and non-compete agreements, in order to establish and protect our proprietary rights. As of the date of this prospectus, we have 15 issued US and foreign patents, two US and foreign patent applications that are currently allowed and awaiting issuance and 36 pending US and foreign patent applications. We have also registered the trademark for LUCA TECHNOLOGIES® with the US Patent and Trademark Office for use in the United States. Our pending and future patent applications may not issue as patents or, if issued, may not issue in a form that will provide us with any meaningful protection or any competitive advantage. Even if issued, existing or future patents may be challenged, including with respect to the development and ownership thereof, or narrowed, invalidated or circumvented, which could limit our ability to stop competitors from developing and marketing similar products or limit the length of terms of patent protection we may have for our technology. Further, other companies may design around technology we have patented, licensed or developed. Moreover, changes in patent laws or their interpretation in the United States and other countries could also diminish the value of our intellectual property or narrow the scope of our patent protection.

Third parties may infringe or misappropriate our patents or other intellectual property rights, which could adversely affect our business, financial condition and results of operations, and litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. In order to protect or enforce our intellectual property rights, we may initiate litigation against third parties, such as infringement suits or interference proceedings. Litigation may be necessary to:

➢	assert claims of infringement;

➢	enforce our patents;

➢	protect our trade secrets or know-how; or

➢	determine the enforceability, scope and validity of the proprietary rights of others.

The steps we have taken to deter misappropriation of our proprietary information and technology may be insufficient to protect us, and we may be unable to prevent infringement of our intellectual property rights or misappropriation of our proprietary information. Any infringement or misappropriation could harm any competitive advantage we currently derive or may derive in the future from our proprietary rights. In addition, if we operate in foreign jurisdictions in the future, we may not be able to protect our intellectual property in the foreign jurisdictions in which we operate. The legal systems of certain countries do not favor the aggressive enforcement of intellectual property and the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Any actions taken in those countries may have results that are different than if such actions were taken under the laws of the United States. Patent litigation and other challenges to our patents are costly and unpredictable and represent a significant diversion of our management’s time and resources. Our

Risk factors

intellectual property may also fall into the public domain. If we are unable to protect our proprietary rights, we may be at a disadvantage to others who did not incur the substantial time and expense we have incurred to create our technology.

Confidentiality agreements with employees and others may not adequately prevent disclosures of trade secrets and other proprietary information.

We rely in part on trade secret protection to protect our confidential and proprietary information and processes. However, trade secrets are difficult to protect. We have taken measures to protect our trade secrets and proprietary information, but these measures may not be effective. We require new employees and consultants to execute confidentiality agreements upon the commencement of an employment or consulting arrangement with us. These agreements generally require that all confidential information developed by the individual or made known to the individual by us during the course of the individual’s relationship with us be kept confidential and not disclosed to third parties. These agreements also generally provide that know-how and inventions conceived by the individual in the course of rendering services to us shall be our exclusive property. Nevertheless, these agreements may be breached or may not be enforceable, our proprietary information may be disclosed, and others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets and we may not have adequate remedies for any resulting losses. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Our technology may infringe upon the intellectual property rights of others. Intellectual property infringement claims would be time consuming and expensive to defend and may result in limitations on our ability to use the intellectual property subject to these claims.

Claims asserting that we have violated or infringed upon third party intellectual property rights may be brought against us in the future. We cannot assure you that we are aware of all intellectual property rights of others that may cover some of our technology, and third parties may have or eventually be issued patents on which our current and future technology may infringe. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. Any claims and any resulting litigation could subject us to significant liability for damages. A court could enter orders temporarily, preliminarily or permanently enjoining us from making, using, selling, or importing any current and future technology, or could enter an order mandating that we undertake certain remedial activities. An adverse determination in any litigation of this type could require us to design around a third party’s patent, license alternative technology from another third party, which may not be available on acceptable terms or at all, or reduce or modify our nutrient formulations and Restoration Process. If we could not do these things on a timely and cost-effective basis, our revenues may decrease substantially and we could be exposed to significant liability. In addition, litigation is time-consuming and expensive to defend and could result in limitations on our ability to use the intellectual property subject to these claims.

RISKS RELATED TO OUR COMMON STOCK

The market price for our common stock may be highly volatile and you may be unable to sell all of your shares at or above the offering price.

The initial public offering price for our shares will be determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that will prevail in the trading

Risk factors

market. The market price of shares of our common stock could be subject to wide fluctuations in response to many risk factors listed in this section, and others beyond our control, including:

➢	actual or anticipated fluctuations in our financial condition and operating results;

➢	liquidity;

➢	sales of common stock by stockholders;

➢	changes in natural gas prices;

➢	actual or anticipated growth rate relative to our competitors;

➢	announcements of technological innovations by us or our competitors;

➢	successful implementation of our technology in new areas;

➢	announcements by us of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

➢	publication of research reports about us or the clean energy technology or natural gas industries generally;

➢	increases in market interest rates which may increase our cost of capital;

➢	changes in applicable laws or regulations, court rulings and enforcement and legal actions;

➢	adverse market reaction to any indebtedness we incur in the future;

➢	additions or departures of key management or scientific personnel;

➢	the entry into, modification or termination of licensing arrangements;

➢	competition from existing technologies or new technologies that may emerge;

➢	actions by our stockholders;

➢

commencement of or involvement in litigation, including disputes or other developments related to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technology;

➢	speculation in the press or investment community regarding our business;

➢	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

➢	general market and economic conditions, including the recent financial crisis; and

➢	domestic and international economic, legal and regulatory factors unrelated to our performance.

Financial markets have recently experienced significant price and volume fluctuations that have affected the market prices of equity securities of companies and that have, in many cases, been unrelated to the operating performance, underlying asset values or prospects of such companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of our common stock. If the market price of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation and we may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, possibly causing serious harm to our business.

Risk factors

A significant portion of our total outstanding shares of common stock is restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares of common stock intend to sell shares, could reduce the market price of our common stock. As of                     , 2011, our directors, executive officers and our four largest stockholders beneficially own, collectively, approximately     % of our outstanding common stock, including             shares subject to outstanding options. If one or more of them were to sell a substantial portion of the shares they hold, it could cause our stock price to decline. Based on shares outstanding as of                     , 2011, upon completion of this offering, we will have              outstanding shares of common stock, assuming no exercise of the underwriters’ option to purchase an additional              shares. As of the date of this prospectus,             shares of common stock will be subject to a 180-day contractual lock-up with the underwriters, and              shares of common stock will be subject to a 180-day contractual lock-up with us.

In addition, as of                     , 2011, there were              shares subject to outstanding options that will become eligible for sale in the public market upon exercise of such options to the extent permitted by any applicable vesting requirements, the lock-up agreements and Rules 144 and 701 under the Securities Act of 1933, as amended, or the Securities Act. Moreover, after this offering, holders of an aggregate of              shares of our common stock will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders.

We also intend to register all              shares of common stock that we may issue under the 2007 Plan. Once we register these shares, they can be freely sold in the public market upon issuance and once vested and exercised, as applicable, subject to the 180-day lock-up periods under the lock-up agreements described in “Underwriting” elsewhere in this prospectus.

No public market for our common stock currently exists and an active trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market for our common stock. An active trading market may not develop following the completion of this offering, or if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you desire or at the price you desire. The inability to sell your shares in a declining market because of such illiquidity or at a price you desire may substantially increase your risk of loss. Furthermore, an inactive trading market may impair our ability to raise capital to continue to fund our operations by selling shares and may also impair our ability to make acquisitions of other companies or properties by using our shares as consideration.

Purchasers of common stock in this offering will experience immediate and substantial dilution of $              per share.

The initial public offering price will be substantially higher than the tangible book value of our common stock based on the total value of our tangible assets less our total liabilities immediately following this offering. Purchasers of our common stock in this offering will experience immediate and substantial dilution of $             per share as compared to the tangible book value, assuming an initial public offering price of $             per share (the midpoint of the range set forth on the cover of this prospectus). To the

Risk factors

extent outstanding options to purchase shares of common stock are exercised, there will be further dilution. See “Dilution” elsewhere in this prospectus.

If our executive officers, directors and largest stockholders choose to act together, they may be able to control our management and operations, acting in their own best interests and not necessarily those of other stockholders.

As of                     , 2011, after giving effect to this offering, our executive officers, directors and four largest stockholders owned approximately     % of our voting stock, including shares subject to outstanding options. As a result, these stockholders, acting together, would be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of this group of stockholders may not always coincide with the interests of other stockholders, and they may act in a manner that advances their best interests and not necessarily those of other stockholders. For instance, officers, directors and principal stockholders, acting together, could cause us to enter into transactions or agreements that we would not otherwise consider. Similarly, this concentration of ownership may have the effect of delaying or preventing a change in control of our company otherwise favored by our other stockholders. This concentration of ownership could therefore depress our stock price.

We have broad discretion in the use of our net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve the results of operations or enhance the value of our common stock. You will be relying on the judgment of our management and will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. Our stockholders may not agree with our management’s choices in allocating and spending the net proceeds. These choices could result in additional financial losses that could have a material adverse effect on our business and cause the price of our common stock to decline. See “Use of proceeds” elsewhere in this prospectus.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote a substantial amount of time to new compliance initiatives.

We have never operated as a public company. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act, as well as related rules implemented by the SEC and The Nasdaq Stock Market, impose various requirements on public companies. Our management and other personnel will need to devote a substantial amount of time to these compliance requirements. Additionally, these rules will increase our legal and financial compliance costs and will make certain activities more time-consuming and costly.

In addition, the Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we will be required to perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management time on compliance-related issues. We will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Additionally, if we are unable to comply with Section 404 in a timely manner, our stock price could

Risk factors

decline, and we could face sanctions, delisting or investigations by The Nasdaq Stock Market, or other material effects on our business, reputation, results of operations, financial condition or liquidity.

If securities or industry analysts do not publish research or reports about us, our business or our market, or if they make an adverse change regarding our stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry and securities analysts may publish about us or our industry. If any of these analysts who may cover us change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our competitors, our stock price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

We have not paid, and do not intend to pay dividends on our common stock, so investors should not look to dividends as a source of income.

In the interest of reinvesting profits back into our business, we do not intend to pay cash dividends in the foreseeable future. In addition, the terms of our loan and security agreement with Silicon Valley Bank currently prohibit us from paying cash dividends. Consequently, any economic return will initially be derived, if at all, from appreciation in the fair market value of our stock, and not as a result of dividend payments.

We are subject to anti-takeover provisions in our certificate of incorporation and bylaws and under Delaware law that could delay or prevent an acquisition of our company, even if the acquisition would be beneficial to our stockholders.

Provisions in our certificate of incorporation and bylaws, as in effect upon the completion of this offering, may delay or prevent an acquisition of us. Among other things, our certificate of incorporation and bylaws will provide for a board of directors which is divided into three classes, with staggered three-year terms and will provide that all stockholder action must be effected at a duly called meeting of the stockholders and not by a consent in writing, and will further provide that only our board of directors may call a special meeting of the stockholders. These provisions may also frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, who are responsible for appointing the members of our management team. Furthermore, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits, with some exceptions, stockholders owning in excess of 15% of our outstanding voting stock from merging or combining with us. Finally, our bylaws will establish advance notice requirements for nominations for election to our board of directors and for proposing matters that can be acted upon at stockholder meetings. Although we believe these provisions together provide an opportunity to receive higher bids by requiring potential acquirers to negotiate with our board of directors, they would apply even if an offer to acquire us may be considered beneficial by some stockholders.

Special note regarding forward-looking statements

Some of the statements under “Prospectus summary,” “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations,” “Business” and elsewhere in this prospectus constitute forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” the negative of these terms or other words that convey uncertainty of future events or outcomes, although not all forward-looking statements contain these words. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. While we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Many important factors affect our ability to achieve our objectives, including:

➢	our limited operating history;

➢	our substantial losses to date;

➢	our technology being unproven on a commercial scale;

➢	adaptability of our technology to basins other than the PRB;

➢	adoption of favorable regulations in the State of Wyoming and in other states and foreign jurisdictions where we intend to do business;

➢	our identification, execution or integration of future acquisitions;

➢	our receipt of necessary regulatory approvals for acquisitions;

➢	our dependence on existing wells and associated infrastructure;

➢	ownership of the coal estate by the US federal government with respect to certain of our natural gas leases;

➢	evaluation of the environmental impact of our technology by federal agencies;

➢	lease terms requiring us to reestablish production in the near future;

➢	our compliance with governmental laws and regulations, including environmental, health and safety laws and regulations;

➢	our need for substantial additional financing;

➢	volatility of natural gas prices;

➢	impact of nearby coal mining activities on our operations;

➢	effectiveness of our risk management and measurement systems and hedging activities;

➢	defects in title to our proved natural gas properties;

➢	competition from traditional E&P companies, other biogenic gas creation companies and alternative clean energy companies;

➢	our estimates of our natural gas reserves;

➢	operational hazards and unforeseen interruptions in our operations;

➢	our management of our growth;

Special note regarding forward-looking statements

➢	our lack of diversification;

➢	seasonal weather conditions and wildlife restrictions;

➢	potential litigation;

➢	our dependence on key personnel;

➢	distribution of our natural gas production;

➢	our ability to use our net operating loss and tax credit carry-forwards;

➢	our ability to maintain an effective system of internal controls;

➢	protection of our intellectual property;

➢	adequacy of our confidentiality agreements with employees;

➢	infringement of our intellectual property on the rights of others;

➢	volatility of the market price of our common stock;

➢	lack of an active trading market for our common stock;

➢	concentration of the ownership of our common stock;

➢	our discretion in the use of proceeds from this offering;

➢	increased costs to us as a result of becoming a public company; and

➢	anti-takeover provisions in our certificate of incorporation and bylaws.

In addition, you should refer to the “Risk factors” section of this prospectus for a discussion of other important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. We qualify all the forward-looking statements contained in this prospectus by the foregoing cautionary statements.

Use of proceeds

We estimate that we will receive net proceeds of approximately $             million from the sale of              shares of common stock offered in this offering based on an assumed initial public offering price of $             per share (the mid-point of the price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the net proceeds to us from this offering by $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase              additional shares, we estimate that our net proceeds will be approximately $             million based on an assumed initial public offering price of $             per share (the mid-point of the price range set forth on the cover page of this prospectus).

We currently intend to use all or a portion of the net proceeds of this offering, together with existing cash and cash equivalents, to acquire natural gas properties (wells and infrastructure) in the PRB and additional areas in the United States and abroad, apply our Restoration Process to such properties, and continue research and development efforts to achieve further yield and rate improvements from our technology. We may also use a portion of the net proceeds of this offering to fund working capital and other general corporate purposes, which may include paying off our secured debt obligations and the costs associated with being a public company.

The potential uses of net proceeds from this offering represent our current intentions based upon our present business plans and business conditions. As of the date of this prospectus, we cannot allocate specific percentages of the net proceeds that we may use to fund working capital and for other general corporate purposes.

Until we apply the net proceeds of this offering to its intended uses, we intend to invest the net proceeds in interest-bearing demand deposit accounts or short-term investment-grade securities. We cannot predict whether these temporary investments of the net proceeds will yield a favorable return, or any return at all.

Dividend policy

We have never declared or paid cash dividends on shares of our common or preferred stock, and currently do not expect to declare or pay cash dividends in the foreseeable future. We expect to retain our future earnings, if any, for use in the operation and expansion of our business. In addition, the terms of our loan and security agreement with Silicon Valley Bank currently prohibit us from paying cash dividends. Subject to the foregoing, the payment of cash dividends in the future, if any, will be at the discretion of our board of directors and will depend upon such factors as earnings levels, capital requirements, requirements under the Delaware General Corporation Law, restrictions and covenants pursuant to any other credit facilities we may enter into, our overall financial condition and any other factors deemed relevant by our board of directors.

Capitalization

The following table sets forth our cash, cash equivalents and investments and our total capitalization as of June 30, 2011:

➢	on an actual basis;

➢	on a pro forma basis to reflect:

➢	the filing of an amended and restated certificate of incorporation to authorize shares of common stock and shares of undesignated preferred stock;

➢	the conversion of all of our outstanding shares of convertible preferred stock into shares of common stock in connection with the consummation of this offering;

➢	the conversion of all of our outstanding preferred stock warrants into shares of common stock in connection with the consummation of this offering;

➢	the conversion of all of our outstanding common stock warrants into shares of common stock in connection with the consummation of this offering; and

➢	the reclassification of the preferred stock warrant liability to stockholders’ equity upon the completion of this offering; and

➢

on a pro forma, as adjusted basis to reflect the pro forma adjustments described above and our receipt of the estimated net proceeds from this offering, based on an assumed initial public offering of              shares at a price of $         per share (the mid-point of the price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Capitalization

The pro forma and pro forma, as adjusted, information below is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus.

	As of June 30, 2011
	Actual	Pro forma		Pro forma, as adjusted
	(in thousands, except share and per share data)
Cash, cash equivalents and investments	$28,315	$		$

Preferred stock warrant liability	411		—		—

Long-term debt, net of discount (including current portion)	818

Convertible preferred stock, $0.001 par value per share; 11,134,559 shares authorized, 11,120,567 shares issued and outstanding, actual; no shares authorized, no shares issued and outstanding, pro forma and pro forma, as adjusted	98,468		—		—
Stockholders’ equity:
Preferred stock, $.001 par value per share; no shares authorized, issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma and pro forma, as adjusted	—		—		—
Common stock, $0.001 par value per share; 25,000,000 shares authorized; 8,433,024 issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma, as adjusted	8
Additional paid-in capital	17,358
Accumulated deficit	(72,398)

Total stockholders’ equity (deficit)	$(55,032)	$		$

Total capitalization	$44,665	$		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share (the mid-point of the price range set forth on the cover page of this prospectus) would increase (decrease) our pro forma, as adjusted cash, cash equivalents and investments, additional paid-in capital and stockholders’ equity by approximately $            million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of common stock shown as issued and outstanding in the table set forth above is based on the number of shares of our common stock outstanding as of June 30, 2011 and excludes:

➢	shares of common stock issuable upon the exercise of options outstanding as of June 30, 2011 at a weighted average exercise price of $ per share; and

➢	shares of common stock reserved for issuance under the 2007 Plan.

Dilution

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma, as adjusted net tangible book value per share of our common stock after this offering.

Our pro forma net tangible book value at June 30, 2011 was $             million, or $             per share of common stock. Pro forma net tangible book value per share represents total tangible assets less total liabilities (which includes the reclassification of preferred stock warrant liability into additional paid-in capital upon the conversion of outstanding preferred stock warrants into shares of common stock), divided by the number of outstanding shares of common stock on June 30, 2011, after giving effect to the conversion of all of our outstanding preferred stock, preferred stock warrants and common stock warrants into shares of our common stock in connection with the completion of this offering.

Our pro forma, as adjusted net tangible book value at June 30, 2011, after giving effect to the sale by us of shares of common stock in this offering at an assumed initial public offering price of $             per share (the mid-point of the price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, would have been approximately $             million, or $             per share. This represents an immediate increase in pro forma, as adjusted net tangible book value of $             per share to existing stockholders and an immediate dilution of $             per share to new investors purchasing shares of our common stock in this offering at the assumed initial public offering price of $             per share (the mid-point of the price range set forth on the cover page of this prospectus), subject to adjustment to reflect the actual offering price. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share at June 30, 2011	$
Increase in pro forma net tangible book value per share attributable to this offering

Pro forma, as adjusted net tangible book value per share after this offering

Dilution per share to new investors		$

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share (the mid-point of the price range set forth on the cover page of this prospectus) would increase (decrease) our pro forma, as adjusted net tangible book value by $             million, the pro forma, as adjusted net tangible book value per share by $             per share and the dilution in the pro forma net tangible book value to new investors in this offering by $             per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Dilution

The following table shows, as of June 30, 2011, the number of shares of common stock purchased from us, the total consideration paid to us and the average price paid per share by existing stockholders and by new investors purchasing common stock in this offering at an assumed initial public offering price of $             per share (the mid-point of the price range set forth on the cover page of this prospectus), before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount	Percent
Existing stockholders
New investors

Total		100%		100%

The table above, and the information below, assume that our existing stockholders do not purchase any shares in this offering.

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share (the mid-point of the price range set forth on the cover page of this prospectus) would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and the average price per share paid by all stockholders by $             million, $             million and $            , respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and before deducting the underwriting discount and estimated offering expenses payable by us.

The discussion and tables in this section regarding dilution are based on             shares of common stock issued and outstanding as of June 30, 2011, which assumes the conversion of all of our preferred stock, preferred stock warrants and common stock warrants into an aggregate of             shares of our common stock in connection with the completion of this offering, and excludes:

➢	shares of common stock issuable upon the exercise of options outstanding as of June 30, 2011 at a weighted average exercise price of $ per share; and

➢	shares of common stock reserved for issuance under the 2007 Plan.

If the underwriters exercise their option to purchase additional shares in full, the following will occur:

➢	the number of shares of our common stock held by existing stockholders would decrease to % of the total number of shares of our common stock outstanding after this offering; and

➢	the number of shares of our common stock held by new investors would increase to approximately % of the total number of shares of our common stock outstanding after this offering.

To the extent that outstanding options are exercised, you will experience further dilution. If all of our outstanding options were exercised, our pro forma net tangible book value as of June 30, 2011 would have been $             million, or $             per share, and the pro forma, as adjusted net tangible book value after this offering would have been $             million, or $             per share, causing dilution to new investors of $             per share.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

Selected historical consolidated financial data

The following selected historical consolidated financial data should be read together with our consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus and “Management’s discussion and analysis of financial condition and results of operations.” The selected historical consolidated financial data in this section is not intended to replace our historical consolidated financial statements and the accompanying notes. Our historical results are not necessarily indicative of our future results.

We derived the consolidated statements of operations data for 2008, 2009 and 2010 and the consolidated balance sheet data as of December 31, 2009 and 2010 from our audited consolidated financial statements appearing elsewhere in this prospectus. The consolidated statements of operations data for 2006 and 2007 and the consolidated balance sheet data as of December 31, 2006, 2007 and 2008 have been derived from our audited consolidated financial statements not included in this prospectus. The consolidated statements of operations data for the six months ended June 30, 2010 and 2011 and the consolidated balance sheet data as of June 30, 2011 are derived from our unaudited interim consolidated financial statements appearing elsewhere in this prospectus. The unaudited interim financial statements have been prepared on the same basis as the audited annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly our financial position as of June 30, 2011 and results of operations for the six months ended June 30, 2010 and 2011. Operating results for the six months ended June 30, 2011 are not necessarily indicative of the results that may be expected for the year ending December 31, 2011. The data should be read in conjunction with the consolidated financial statements, accompanying notes, and other financial information included herein.

Selected historical consolidated financial data

Consolidated statement of operations data:	Years ended December 31,					Six months ended June 30,
	2006	2007	2008	2009	2010	2010	2011
						(unaudited)
	(in thousands, except share and per share data)
Operating revenue	$3,610	$613	$5,322	$3,823	$2,419	$1,425	$520

Operating expenses
Research and development expense	$3,206	$3,961	$5,224	$6,832	$7,757	$3,641	$2,848
Lease operating expense	—	335	2,967	3,054	4,159	1,977	1,458
Gathering and transportation expense	—	31	770	915	1,437	746	429
Production taxes	—	15	421	131	207	118	47
General and administrative expense	2,193	1,546	2,610	4,374	5,824	2,797	3,567
Depreciation, depletion and amortization	192	208	3,293	3,856	2,607	1,204	1,009

Total operating expenses	$5,591	$6,096	$15,285	$19,162	$21,991	$10,483	$9,358

Total operating loss	$(1,981)	$(5,483)	$(9,963)	$(15,339)	$(19,572)	$(9,058)	$(8,838)
Total other income (expense)	(128)	168	184	(63)	(103)	(79)	274

Net loss	$(2,109)	$(5,315)	$(9,779)	$(15,402)	$(19,675)	$(9,137)	$(8,564)

Net loss per share of common stock, basic and diluted					$(2.35)		$(1.02)
Weighted average number of shares of common stock used in computing net loss per share of common stock, basic and diluted					8,383,980		8,420,391
Pro forma net loss per share of common stock, basic and diluted(1)					$(1.01)		$(0.44)
Weighted average number of common shares used in computing pro forma net loss per share of common stock, basic and diluted(1)					19,504,547		19,540,958

(1)	Pro forma basic and diluted net loss per share of common stock and weighted average number of shares of common stock used in computing pro forma basic and diluted net loss per share of common stock for the periods presented give effect to the conversion of all of our outstanding convertible preferred stock into common stock on a one-for one-conversion ratio.

Consolidated balance sheet data: (at period end)	December 31, 2009	December 31, 2010	June 30, 2011
			(unaudited)
	(in thousands)
Cash, cash equivalents and investments	$62,185	$36,934	$28,315
Property and equipment, net	13,834	18,938	19,104
Total assets	78,019	60,886	53,382
Current liabilities	3,576	3,539	3,529
Long-term debt	1,368	310	—
Convertible preferred stock	98,468	98,468	98,468
Total stockholders’ deficit	(28,764)	(47,429)	(55,032)

Management’s discussion and analysis of financial condition and results of operations

The following discussion and analysis of our business, financial condition and results of operations should be read in conjunction with our consolidated financial statements and accompanying notes that appear elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed below. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk factors.”

OVERVIEW

We use biotechnology to create and sustainably produce natural gas. Our proprietary technology stimulates native microorganisms that reside in subsurface hydrocarbon deposits, such as coal, oil, and organic-rich shales, to accelerate the bioconversion of such resources into methane, the principal component of natural gas, which we produce and sell using existing infrastructure. We believe that our business represents a transformative and disruptive innovation in natural gas creation and production, integrating sophisticated biotechnology with the traditional natural gas business. We have performed extensive lab and field testing over the past eight years, including the deployment of over 500 field level applications of our technology, which we believe have:

➢	proved the efficacy of our technology to economically and sustainably create new methane gas from wells treated with our technology;

➢	demonstrated that additional value can be created from using existing natural gas wells and pipeline infrastructure, extending the economic lives of potentially thousands of wells;

➢	confirmed that water should be conserved and re-used whenever feasible, as it is integral to the biogenic creation of new methane gas; and

➢	demonstrated through extensive testing that the technology is safe to the public and the environment.

Our Restoration Process, a proprietary bioconversion technology, accelerates and enhances the naturally occurring methanogenic process of native anaerobic microbial communities by circulating a mixture of water and nutrients into reservoirs using existing oil and natural gas wells. Anaerobic microbes have lived in subsurface coal, oil and shale deposits for millions of years, feeding on organic matter to create natural gas. This complex microbial gas creation process is susceptible to interruption by various biological and other conditions, including traditional coalbed methane development, whereby drilling and extraction dewaters the coal formations, inhibiting microbial activity and disrupting natural gas creation. Our initial focus is to use our Restoration Process to convert coal into methane by restoring subsurface habitats to enhance the creation and production of natural gas.

Our technology allows us to economically and sustainably create natural gas from existing wells treated with our technology, thereby utilizing and extending the life of existing natural gas infrastructure, and minimizing our need for new drilling. We produce this newly created natural gas from existing wells and deliver it to the natural gas market via existing pipelines. We are currently dependent on existing wells and associated infrastructure, due to the fact that the amount of incremental gas produced from the application of our Restoration Process, combined with current natural gas prices, does not presently justify the drilling of new wells by us. Unlike the traditional E&P industry’s extraction methods in which production peaks and then steeply declines as stored hydrocarbons are depleted, we believe, based on lab and field results, that our Restoration Process economically and sustainably creates low-cost energy for many years from wells treated with our technology. We believe our technology competes favorably

Management’s discussion and analysis of financial condition and results of operations with the traditional “hunter/gatherer” style of natural gas development (find, drill, produce, then abandon) by allowing a “farming” style of natural gas creation (restore, feed, grow, then harvest), which continually produces a new crop of natural gas.

Our operations are initially focused in the PRB where we currently own and operate more than 1,350 wells. We anticipate growing our business primarily through acquiring natural gas properties in the PRB and other basins in the United States and abroad, applying our Restoration Process to these properties to create new sustainable sources of natural gas, and producing and selling this natural gas to existing markets. In the future, we may expand our efforts to include oil and organic-rich shales.

Significant factors and trends affecting our results of operations

Acquisition of natural gas properties:    Between 2007 and 2010, we acquired over 1,350 wells and associated natural gas gathering assets in the PRB to support the development and commercialization of our technology. In late 2007, we acquired approximately 100 wells in a transaction that included a total cash payment of approximately $0.6 million, plus the assumption of an asset retirement obligation of approximately $0.4 million. In June 2008, we acquired approximately 530 wells in a transaction that included a total cash payment of $9.6 million, plus the assumption of approximately $3.2 million in liabilities, consisting of an asset retirement obligation of approximately $2.5 million and an obligation to issue 200,000 shares of common stock in the future. In March and April 2010, we acquired approximately 730 wells along with a natural gas gathering system and related assets in a transaction that included a total cash payment of approximately $2.3 million, plus the assumption of approximately $2.3 million in asset retirement obligations, and the issuance of 25,000 shares of common stock. The total purchase price for an acquisition reflects several factors, including estimated future natural gas production and cash flows from the properties prior to the deployment of our Restoration Process, the suitability of the wells for the implementation of our technology, and expected natural gas prices.

Natural gas pricing:    Our revenues depend on natural gas prices. During periods of low natural gas prices, such as the spring, summer and fall of 2009, we elected to shut-in natural gas production from many of our wells and to defer such production to a future period of higher prices. Given our primary focus on the PRB, we expect the majority of our production to be sold directly into the main transportation infrastructure of the Colorado Interstate Gas Company, or CIG, and to be priced at either the CIG or Cheyenne Hub index. Due to the physical distance of the PRB from the Henry Hub, we expect our pricing to reflect a discount differential to Henry Hub prices, consistent with historical trends. From January 1, 2008 through June 30, 2011, prices in the PRB have fluctuated from a high of over $10.00 per MMBtu in July 2008 to a low of under $2.00 per MMBtu in September 2009, with such fluctuations largely attributable to changes in demand resulting from general economic conditions and seasonality factors. We periodically use derivative financial instruments to achieve a more predictable cash flow from our natural gas production by reducing our exposure to natural gas price fluctuations. We entered into physical commodity contracts with our natural gas purchaser for the sale of 300 MMBtu per day of natural gas from April 2008 through October 2008 at a minimum price of $7.74 per MMBtu, and for the sale of 2,000 MMBtu per day of natural gas from July 2008 through June 2009 at a price of $9.38 per MMBtu. We also entered into a physical fixed-price commodity contract with our natural gas purchaser for the sale of 400 MMBtu per day of natural gas through March 2008 at a price of $5.28 per MMBtu. Our average price per Mcf of natural gas produced and sold for the three years ended December 31, 2010 and the six months ended June 30, 2010 and 2011 are summarized below, before and after the impact of our derivative instruments in place during 2008 and 2009. We had no derivative instruments in place in 2010 and 2011 so there was no adjustment in our natural gas price.

Management’s discussion and analysis of financial condition and results of operations

	Years ended December 31,			Six months ended June 30,
	2008	2009	2010	2010	2011
Natural gas price (per Mcf)	$5.57	$2.94	$3.83	$4.09	$3.70
Natural gas price including commodity contracts (per Mcf)	$6.83	$7.86	$3.83	$4.09	$3.70

Variable operation during development:    During the periods presented, we have been developing our technology and have not been operating on a commercial scale. In addition to natural gas pricing fluctuations, our operating revenues and expenses were significantly impacted by changes in the number of wells producing over this time, as our operations were focused initially on testing and developing the technology rather than maximizing revenue from the wells.

Our natural gas production has fluctuated significantly from 2008 through June 30, 2011 due to seasonality, a decline in natural gas prices, the timing of well acquisitions and certain regulatory matters that impacted our ability to perform our Restoration Process. Adverse weather conditions can also negatively affect our production rates. Until March 2010, we performed our Restoration Process on over 275 of our wells in the PRB under a pilot program regulated by the WOGCC. As we moved towards commercialization of our technology, new legislation and regulations were required to permit expanded deployment of our nutrient formulations in the PRB. This legislation was passed in February 2011 and the rules implementing this legislation are expected to be finalized by the fall of 2011. Until the rules implementing this legislation are finalized, we cannot resume our Restoration Process on our wells in Wyoming. In order to conserve water pending the completion of this process, we elected in April 2010 to shut-in a majority of the wells that we had previously restored. Since April 2010, our production has generally been limited to those wells that are generating natural gas at pressures sufficient to allow for production without pumping water, unlike traditional coalbed methane production. Beginning September 1, 2011, we began pumping water from certain wells, and recirculated such water into surrounding wells, in our first approved unit in the PRB.

We also produced a limited number of wells acquired in 2010 during the period from July 2010 through November 2010 to prepare such wells for future restoration treatment. Since the majority of the wells we have acquired were uneconomic at the date of acquisition using traditional coalbed methane practices, other than those acquired in 2008 during a period of significantly higher natural gas prices, we typically do not produce such wells until after they have been treated with our Restoration Process and new methanogenic natural gas production has begun. Thus, there is not a direct correlation between the number of wells owned and those producing.

The following table summarizes the average number of wells producing from January 1, 2008 through June 30, 2011 compared to the number of wells owned by us during the same period:

Management’s discussion and analysis of financial condition and results of operations

The following table sets forth our natural gas sales and production volumes, along with average production costs per Mcf based on these volumes for the periods presented:

	Years ended December 31,			Six months ended June 30,
	2008	2009	2010	2010	2011
Sales volumes (MMcf):
Powder River Basin	778.9	486.4	631.7	348.7	140.5

Total natural gas	778.9	486.4	631.7	348.7	140.5

Average production costs (per Mcf) based on sales volumes:
Lease operating expense	$3.81	$6.28	$6.58	$5.67	$10.38
Gathering and transportation expense	0.99	1.88	2.27	2.14	3.05
Production taxes	0.54	0.27	0.33	0.34	0.34

Research and development trends:    For the periods from 2006 through 2010, research and development expense was the largest operating expense on our consolidated statements of operations and increased annually. The focus on research and development during this time period is reflective of the field scale testing of nutrient formulations, and our continued development of nutrient formulations to increase bioconversion yield and rates of natural gas creation and production. We have achieved rapid advances in molecular analysis of methanogenic microorganisms, including DNA based tools for target identification, real-time monitoring and asset evaluation. In addition, we have added DNA sequencing and Bioinformatics capabilities in our lab facilities, resulting in the creation of an extensive library of subsurface microbial DNA. Finally, we have continued to expand our knowledge regarding the importance of water movement in coal seams through mathematical modeling and dynamic lab systems simulating the subsurface environment, as well as field scale experimental testing of water movement. As we move toward commercial operation, we expect that research and development expenses will stabilize or begin to decline as illustrated by the period-to-period decline from the first six months of 2010 to the first six months of 2011, but will continue to be a significant component of our operating expenses as we further evaluate wells and fields outside the PRB and continue to work to increase bioconversion rates and yield.

REVENUE AND OPERATING EXPENSES

Revenue

We record revenue from the sale of natural gas when delivery to the customer has occurred and title has transferred. Our natural gas revenues are directly related to the quantity of natural gas produced and sold on a daily basis and the natural gas prices in effect on such dates, subject to any commodity price hedging contracts we may have in place. Our natural gas sales are currently to one purchaser, United Energy Trading, LLC. We believe that, due to the nature of our product, we are not dependent upon this customer. Natural gas revenues are paid to us approximately 25 days after the end of a given month. Collectability is based on the financial wherewithal of such purchaser and all sales to this purchaser have been collected. Since 2008, all of our revenues have been from natural gas sales. We also received revenue in 2006 and 2007 for management services related to our technology under a contractual arrangement with an unrelated third party. Revenue was recorded on management services in the month that the related services were provided, as no significant remaining obligations or acceptance provisions existed.

Management’s discussion and analysis of financial condition and results of operations

Research and development expense

Our research and development expenses consist of costs directly related to developing nutrient formulations, sampling wells, the testing and analysis of such samples, and improving the results of our technology in both the lab and field. Research and development expenses include personnel costs (including stock-based compensation), fees paid to consultants and related contract research, lab facility costs, supplies, travel and related costs associated with sampling, testing and field demonstration projects where we do not own the wells, and intellectual property and patent costs. Cash received from funded research and development studies in which no obligation exists to repay such amounts is netted against the expense. For the years ended December 31, 2008, 2009 and 2010, the amounts netted against research and development expenses were approximately $100,000, $68,000, and $87,500, respectively. During the six months ended June 30, 2010 and June 30, 2011, $87,500 and $0, respectively, were netted against research and development expenses.

Lease operating expense

Our lease operating expenses consist of the costs associated with producing natural gas from our properties, and include personnel and related costs of our employees responsible for the operation of our wells, annual surface use agreement payments, shut-in payments and minimum royalties connected to our leases, electricity costs, facility costs associated with our field office, operators insurance, regulatory compliance, consulting, roustabout services and contract labor. Lease operating expenses do not include lease or well acquisition costs, or finding and creation costs related to the application of our Restoration Process, all of which are capitalized. We expect these costs, on a per Mcf basis, to decline significantly as we increase the scale of our operations.

Gathering and transportation expense

Our gathering and transportation expenses consist of fees and costs to collect and transport our natural gas from the well head to the sales point at the pipeline hub. These costs are comprised of the cost of treating and compressing the natural gas to a composition and pressure adequate to meet pipeline requirements and include the cost of natural gas used to operate the equipment, including pumps and compressors. To date, most of these gathering and transportation expenses have been costs paid to third parties for operation of their gathering systems and transportation lines. We purchased a small gathering system in the PRB in 2010 and the system was connected to the majority of our producing wells in August 2011. As a result, we anticipate that we will experience a significant reduction in our gathering and transportation expense per Mcf of natural gas produced.

General and administrative expense

Our general and administrative expenses consist of personnel costs (including stock-based compensation), hiring and training costs, consulting and service provider expenses, legal costs, corporate insurance costs, facility and occupancy-related costs, general office costs, and travel and relocation expenses. Overhead fees received related to operating natural gas properties for other working interest owners are netted against general and administrative expenses. After completion of this offering, we anticipate increases in general and administrative expenses as we incur additional compliance costs as a public company. These increases will likely include increased costs for insurance, costs related to the hiring of additional personnel and payments to outside consultants, lawyers and accountants. We also expect to incur significant costs to comply with the corporate governance, internal controls and similar requirements applicable to public companies.

Management’s discussion and analysis of financial condition and results of operations

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of our consolidated financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the applicable periods. Management bases its estimates, assumptions and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances. Different assumptions and judgments would change the estimates used in the preparation of our consolidated financial statements, which, in turn, could change the results from those reported. Our management evaluates its estimates, assumptions and judgments on an ongoing basis. While our significant accounting policies are more fully described in Note 1 to our consolidated financial statements included elsewhere in this prospectus, we believe that the following accounting policies are the most critical to aid you in fully understanding and evaluating our reported financial results and reflect the more significant judgments and estimates that we use in the preparation of our consolidated financial statements.

Property and equipment

Effective January 1, 2010, we adopted the requirements of Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, 932, Extractive Activities- Oil and Gas, and are accounting for our natural gas creation and development activities under the successful efforts method. Under this method, all natural gas property acquisition costs (including lease acquisition costs) and the costs directly associated with our Restoration Process on our natural gas properties are capitalized when incurred. We treat our Restoration Process costs similarly to development costs (per ASC 932-360-25-12 to 16) or enhanced recovery costs. Geological, geophysical, and general maintenance and repairs not associated with the Restoration Process are charged to expense, while renewals and betterments are capitalized to the appropriate property and equipment accounts. All of our natural gas properties are currently located in the State of Wyoming, although we have performed our Restoration Process on wells in other basins throughout the United States, and such costs are charged to research and development expense unless we have an economic interest in such wells.

Depreciation and depletion of producing natural gas properties is recorded at the field level, based on the units-of-production method using total proved reserves. These proved reserves were estimated by our internal reservoir engineer and include the benefits of our Restoration Process on a limited number of wells. All capitalized natural gas property costs are depleted using total proved developed reserves. See “Business—Oil and Natural Gas Reserves.”

Beginning in 2010, we believed that the performance of our field demonstration projects had provided the necessary positive results to conclude that our Restoration Process could meet the definition of “reliable technology” under ASC 932. Our proved reserves include the impact of our Restoration Process on a limited number of wells which have previously been treated. Prior to 2010, we had not adopted the requirements of ASC 932 as our natural gas properties were non-traditional coalbed methane resources. Additionally, due to the nature of our Restoration Process, which involves the continuous creation and production of natural gas in real-time, we believed the unit-of-production method did not provide the most accurate or reasonable means of calculating depreciation and depletion expense on our natural gas properties. Since we are unable to differentiate natural gas production from existing reserves at the time of an acquisition compared to newly created restoration natural gas, the use of units-of-production depletion accounting, without inclusion of all reserves generated by our Restoration Process, could result in an inappropriate acceleration of expense.

Management’s discussion and analysis of financial condition and results of operations

To more accurately depreciate or deplete capitalized costs over the life of the producing properties, a segmented approach was taken. Natural gas property acquisition costs directly associated with proved developed producing reserve value were depleted on a declining balance method using the estimated future net cash flows over the economic life of the properties attributable to the production and reserves in place at the time of the acquisition without taking into consideration our Restoration Process.

The remaining natural gas property acquisition costs not associated with proved developed producing reserve value, including costs related to wellbores and wellhead equipment necessary for the future development of the natural gas properties through our Restoration Process, were depreciated using the straight-line method over a ten year estimated life of the properties. Although management currently believes the useful life of such assets will extend beyond the 10-year estimate, the application of our Restoration Process remains in the early stages of development and definitive data to support a longer period is not available. We believe that we can successfully perform our Restoration Process on a well at least twice, with each application resulting in the economic production of natural gas for four to five years. Based on historical data related to our Restoration Process, in 2009 we depleted capitalized restoration costs using a 54-month period, while prior to 2009 restoration costs were depleted using a three-year period based on a shorter history for results from testing. Taken into consideration in the calculation of depletion and depreciation were estimated future dismantlement and abandonment costs and estimated salvage values.

Asset retirement obligation

We account for our asset retirement obligations, or ARO, in accordance with ASC 410, Asset Retirement and Environmental Obligations. The estimated fair value of the future costs associated with dismantlement and abandonment of natural gas properties and natural gas gathering assets is generally recorded upon acquisition of a well. The estimated costs are discounted to present values using a risk-adjusted rate over the estimated economic life of the natural gas properties or natural gas gathering assets. Such costs are capitalized as part of the related asset. The associated liability is classified in long-term liabilities. The liability is periodically adjusted to reflect: (1) new liabilities incurred; (2) liabilities settled during the period; (3) accretion expense; and (4) revisions to estimated future dismantlement and abandonment costs.

Stock-based compensation

Since the adoption of our equity incentive plan in 2007 we have recorded all share based payment expenses in accordance with the provisions ASC 718, Compensation—Stock Compensation.

Prior to our conversion from a limited liability company to a corporation in April 2007, we had not granted stock options but had issued profit unit interests to our employees and members of our board of directors. The terms and conditions of the profit unit interests resembled those of a stock-appreciation rights program and thus were accounted for as such, with compensation expense recognized for the incremental vested appreciation of such interests at each respective reporting period. Upon our conversion to a corporation, these interests were converted into common stock, thus no further expense was recorded.

Management’s discussion and analysis of financial condition and results of operations

The following table summarizes the stock options granted from January 1, 2008 through June 30, 2011 with their exercise prices, the fair value of the underlying common stock per share, if any:

Date of Issuance	Number of options	Exercise price per share	Fair value per share
January 18, 2008 to July 23, 2008	238,500	$3.81	$3.81
January 23, 2009 to October 8, 2009	471,664	4.12	4.12
January 20, 2010 to October 7, 2010	802,750	5.22	5.22
January 13, 2011 to February 24, 2011	381,000	5.18	5.18
April 28, 2011 to June 7, 2011	113,500	7.50	7.50

As required by ASC 718, we have computed the estimated fair value of options granted using the Black-Scholes option pricing model and recognize the expense over the requisite service period of the awards on a straight-line basis. In order to calculate the fair value of the options, certain assumptions are made regarding components of the model, including risk-free interest rate, volatility, expected dividend yield, and expected option life. Changes to the assumptions could cause significant adjustment to the valuation. We estimated a volatility factor based on an average of volatilities for public companies with similar characteristics and growth potential. We applied the simplified method to determine the expected term of the grant and have estimated the future annual forfeiture rate at 5% after evaluating historical and expected employee turnover. We do not anticipate issuing a dividend thus a 0% dividend yield was estimated. Accordingly, we have computed the fair value of all options granted during the years ended December 31, 2008, 2009 and 2010, using the following assumptions:

	2008	2009	2010
Weighted-average volatility	85.4%	101.6%	98.0%
Expected dividend yield	0.0%	0.0%	0.0%
Weighted-average expected term (in years)	5.7	6.2	6.2
Weighted-average risk-free rate	3.0%	2.3%	1.7%
Estimated forfeiture rate	5.0%	5.0%	5.0%

Derivatives and hedging

We periodically use derivative financial instruments to achieve a more predictable cash flow from our natural gas production by reducing our exposure to natural gas price fluctuations. In 2008, we entered into physical commodity contracts with our natural gas purchaser for the sale of 300 MMBtu per day of natural gas from April 2008 through October 2008 at a minimum price of $7.74 per MMBtu, and for the sale of 2,000 MMBtu per day of natural gas from July 2008 through June 2009 at a price of $9.38 per MMBtu. We also entered into a physical fixed-price commodity contract with our natural gas purchaser for the sale of 400 MMBtu per day of natural gas through March 2008 at a price of $5.28 per MMBtu. Our natural gas derivative financial instruments are accounted for in accordance with ASC 815, Derivatives and Hedging. We have elected the normal purchase and sale exception permitted under ASC 815 and accordingly are not required to apply the provisions to the fixed-price gas contracts. As a result, no asset or liability has been recorded for the fair value of these contracts in the accompanying consolidated balance sheets. As of December 31, 2009 and 2010 and June 30, 2011, no derivative contracts were in place.

Impairment of long-lived assets

We assesses the recoverability of our natural gas properties when circumstances suggest there is a need for such review in accordance with ASC 360, Property, Plant, and Equipment. We estimate the expected undiscounted future cash flows of our natural gas properties, to determine if the carrying amount is

Management’s discussion and analysis of financial condition and results of operations recoverable. If the carrying amount exceeds the estimated undiscounted future cash flows, we will adjust the carrying amount of the natural gas properties to fair value. We performed an impairment analysis of our natural gas properties for each of the years ended December 31, 2008, 2009 and 2010 and in each case future undiscounted cash flows exceeded the carrying amount of the properties.

Income taxes

We account for income taxes under the asset and liability method. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be ultimately realized. We have incurred operating losses since inception. As of December 31, 2010, we had federal and state net operating loss carryforwards of approximately $45.8 million which may be used to offset future taxable income. We also had federal research and development tax credit carryforwards of $2.0 million. These carryforwards expire at various times through 2030. We have established a valuation allowance in the full amount of our net tax asset since we have concluded that it is not more likely than not that we will be able to utilize these assets based on our historical losses.

Convertible preferred stock

Our convertible preferred stock is classified outside of stockholders’ equity due to the liquidation rights of the holders. The holders of our convertible preferred stock currently control the vote of our board of directors through their appointed representatives. As a result the holders can force a disposition or transaction that would trigger liquidation. Since redemption of the convertible preferred stock through liquidation is outside our control, all shares of convertible preferred stock have been presented outside of permanent equity on the consolidated balance sheets at their issuance day fair value.

Management’s discussion and analysis of financial condition and results of operations

RESULTS OF OPERATIONS

Comparison of six months ended June 30, 2010 and 2011

The following table presents selected items from our consolidated statements of operations for the periods presented, showing period-over-period changes, in thousands:

	Six months ended June 30, 2010	Six months ended June 30, 2011	Increase/ (decrease)	% Change
	(unaudited)	(unaudited)
Total operating revenue	$1,425	$520	$(905)	(64)%

Operating expenses:
Research and development expense	3,641	2,848	(793)	(22)%
Lease operating expense	1,977	1,458	(519)	(26)%
Gathering and transportation expense	746	429	(317)	(42)%
Production taxes	118	47	(71)	(60)%
General and administrative expense	2,797	3,567	770	28%
Depreciation, depletion, and amortization	1,204	1,009	(195)	(16)%

Total operating expenses	10,483	9,358	(1,125)	(11)%

Operating loss	(9,058)	(8,838)	(220)	(2)%

Net other income/(expense)	(79)	274	353	—

Net loss before income taxes	(9,137)	(8,564)	(573)	(6)%
Provision for income taxes	—	—	—	—

Net loss	$(9,137)	$(8,564)	$(573)	(6)%

Revenue.    The decrease in revenue of approximately $0.9 million, or 64%, was primarily due to an approximately 60% decline in natural gas production related to our decision to shut-in production from the majority of our wells to conserve water pending the outcome of the Wyoming regulatory matters discussed above. See “—Significant factors and trends affecting our results of operations—Variable operation during development.” Since December 2010, natural gas production has been limited to those wells that are generating natural gas at pressures sufficient to allow for production without pumping water, unlike with traditional coalbed methane production. These same wells produced significantly higher quantities of natural gas in 2010, when we were able to implement our Restoration Process in the field. In addition, natural gas prices declined approximately 10%, from an average price of $4.09 per Mcf in 2010 to $3.70 per Mcf in 2011.

Research and development expense.    The decrease in research and development expenses of approximately $0.8 million, or 22%, was primarily related to reduced costs of approximately $0.6 million resulting from the reduction in personnel in November 2010 and reduced field activities pending the outcome of our Wyoming regulatory matters.

Lease operating expense.    Lease operating expenses decreased by approximately $0.5 million, or 26%, which is consistent with the significant decrease in the number of wells producing and the number of field employees between the periods due to the reduction in field personnel in November 2010 as a result of legislative and regulatory matters. Certain fixed costs, such as surface use agreement payments and shut-in fees, continue to be paid even when a well is not producing.

Gathering and transportation expense.    The decrease in gathering and transportation expenses of approximately $0.3 million, or 42%, was primarily due to the approximately 60% reduction in natural gas production, partially offset by increased gathering costs per Mcf as we agreed to pay higher

Management’s discussion and analysis of financial condition and results of operations short-term fees to our third party gas gatherer to provide more flexibility to connect a portion of our producing wells to our own gathering system. Our gathering system was connected to the majority of our producing wells in August 2011.

Production taxes.    The decrease in production taxes of approximately $0.1 million, or 60%, is directly related to the approximately 64% decrease in revenues discussed above, as production taxes are calculated based on a percentage of natural gas sales, excluding hedging gains and losses.

General and administrative expense.    The increase in general and administrative expense of $0.8 million, or 28%, was primarily related to increased personnel costs (including stock-based compensation) associated with the hiring of additional senior management, including the hiring of a new Chief Executive Officer in October 2010, Corporate Counsel in January 2011, Chief Development Officer in February 2011, and Chief Accounting Officer in May 2011. General and administrative expense included stock-based compensation expense of approximately $0.1 million and approximately $0.8 million in 2010 and 2011, respectively.

Depreciation, depletion and amortization.    The decrease in depreciation, depletion and amortization of approximately $0.2 million, or 16%, was primarily related to lower depletion of our natural gas producing assets due to the approximately 60% lower production volumes in the first half of 2011 compared to 2010 as depletion of these assets under the units-of-production method varies with production, while the straight line method applied to certain other assets remained constant.

Net other income (expense).    Net other income (expense) is historically comprised primarily of interest income and interest expense. During the second quarter of 2011, we settled a dispute with a company from which we had purchased natural gas properties and related assets in 2008 and as a result we recognized a noncash settlement gain of approximately $0.5 million. Also in the second quarter of 2011, we recorded a noncash charge of approximately $0.2 million related to the change in valuation of preferred stock warrants. These events resulted in a net increase in other income of approximately $0.3 million.

Comparison of years ended December 31, 2009 and 2010

The following table presents selected items from our consolidated statements of operations for the periods presented, showing period-over-period changes, in thousands:

	Year ended December 31, 2009	Year ended December 31, 2010	Increase/ (decrease)	% Change
Total operating revenue	$3,823	$2,419	$(1,404)	(37)%

Operating expenses:
Research and development expense	6,832	7,757	925	14%
Lease operating expense	3,054	4,159	1,105	36%
Gathering and transportation expense	915	1,437	522	57%
Production taxes	131	207	76	58%
General and administrative expense	4,374	5,824	1,450	33%
Depreciation, depletion, and amortization	3,856	2,607	(1,249)	(32)%

Total operating expenses	19,162	21,991	2,829	15%

Operating loss	(15,339)	(19,572)	4,233	28%

Net other income (expense)	(63)	(103)	40	63%

Net loss before income taxes	(15,402)	(19,675)	4,273	28%
Provision for income taxes	—	—	—	—

Net loss	$(15,402)	$(19,675)	$4,273	28%

Management’s discussion and analysis of financial condition and results of operations

Revenue.    The decrease in revenue of approximately $1.4 million, or 37%, was primarily due to an approximately 51% decrease in the average natural gas price received, from $7.86 per Mcf in 2009 to $3.83 per Mcf in 2010, partially offset by an approximately 30% increase in production. The natural gas price in 2009 includes the impact of our natural gas hedging contract, which resulted in additional natural gas revenue of approximately $2.4 million. However without taking into consideration our hedging contract, average realized natural gas prices in 2009 would have been $2.94 per Mcf instead of $7.86 per Mcf, and would have increased by 30% year-over-year. The increase in natural gas production is due to reduced production in 2009 as we shut-in most of our wells during the summer and fall of 2009, subsequent to the expiration of our hedging contract on June 30, 2009, due to low natural gas prices. The wells were turned back on to production in November and December 2009 as natural gas prices recovered, and production was strong during the first quarter of 2010, especially from wells restored in 2008 and early 2009.

Research and development expense.    The increase in research and development expenses of $0.9 million, or 14%, was primarily related to increased personnel, consulting and lab costs associated with enhancing our DNA sequencing and Bioinformatics capabilities in our lab facilities, resulting in the creation of a library of information on methanogenic processes and agents. Additionally, our spending in 2010 increased primarily for costs to support increased field testing on wells outside of the PRB, including wells in the Black Warrior Basin of Alabama and the Uinta Basin in Utah.

Lease operating expense.    Lease operating expenses increased by approximately $1.1 million, or 36%, in 2010 consistent with the increase in costs associated with the acquisition of approximately 730 wells in March 2010. Although none of the wells acquired were producing natural gas or water, and most had been shut-in for several months prior to our acquisition, the fixed costs for items such as surface use agreement payments and shut-in or minimum royalties related to the natural gas leases, and the start-up costs spent to provide electricity to the wells so that some could be produced and others tested and sampled pending future restoration activity, caused lease operating expenses to increase during 2010.

Gathering and transportation expense.    The increase in gathering and transportation expenses of approximately $0.5 million, or 57.0%, was primarily due to the approximately 30% increase in natural gas production in 2010 and the approximately 21% increase in gathering and transportation expense per Mcf of natural gas produced. The increase in cost per Mcf of natural gas produced was related to our resuming operations in certain areas where we paid the third-party gathering company relatively higher fees compared to our average producing properties. In addition, we incurred increased compression costs as overall production declined in the PRB when lower natural gas prices led other operators to slow their drilling activities, causing producing properties to be allocated higher costs due to the resulting inefficiency of the compressors.

Production taxes.    The increase in production taxes of approximately $76,000, or 58%, was directly related to the approximately 30% increase in natural gas production and the approximately 30% year-over-year increase in the average price per Mcf of natural gas produced, before taking into consideration derivative instruments.

General and administrative expense.    The increase in general and administrative expense of approximately $1.5 million, or 33%, was related to several factors, including increased personnel, hiring and stock-based compensation costs associated with the addition of a new Chief Executive Officer, severance payments to employees laid off in November 2010 as we were focused on reducing expenditures pending the passage of legislation in Wyoming, increased legal fees associated with such legislation and other regulatory issues, and increased land and accounting consulting fees related to the acquisition of approximately 730 wells in March 2010.

Management’s discussion and analysis of financial condition and results of operations

Depreciation, depletion and amortization.    The decrease in depreciation, depletion and amortization of approximately $1.2 million, or 32%, is primarily related to our adoption of ASC 932, Extractive Activities- Oil and Gas, effective January 1, 2010.

Comparison of years ended December 31, 2008 and 2009

The following table presents selected items from our consolidated statements of operations for the periods presented, showing period-over-period changes, in thousands:

	Year ended December 31, 2008	Year ended December 31, 2009	Increase/ (decrease)	% Change
Total operating revenue	$5,322	$3,823	$(1,499)	(28)%

Operating expenses:
Research and development expense	5,224	6,832	1,608	31%
Lease operating expense	2,967	3,054	87	3%
Gathering and transportation expense	770	915	145	19%
Production taxes	421	131	(290)	(69)%
General and administrative expense	2,610	4,374	1,764	68%
Depreciation, depletion, and amortization	3,293	3,856	563	17%

Total operating expenses	15,285	19,162	3,877	25%

Operating loss	(9,963)	(15,339)	5,376	54%

Net other income (expense)	184	(63)	(247)	(134)%

Net loss before income taxes	(9,779)	(15,402)	5,623	58%
Provision for income taxes	—	—	—	—

Net loss	$(9,779)	$(15,402)	$5,623	58%

Revenue.    The decrease in revenue of approximately $1.5 million, or 28%, was primarily due to an approximately 38% decline in natural gas production for 2009 as we elected to shut-in a majority of our wells during the summer and fall of 2009, subsequent to the expiration of the natural gas hedging contract in place through June 30, 2009, due to low natural gas prices. This decline in production was partially offset by higher realized natural gas prices in 2009, primarily due to the natural gas hedging contract discussed above, as average natural gas prices in 2009 were approximately 15% higher than 2008. However, without taking into consideration the natural gas hedging contract, average realized prices would have been $2.94 per Mcf instead of $7.86 per Mcf and would have declined by approximately 47% from 2008.

Research and development expense.    The increase in research and development expense of approximately $1.6 million, or 31%, was primarily related to an increased focus on lab research 2009 and higher costs associated with field demonstration projects outside of the PRB, including the Black Warrior Basin in Alabama, the San Juan Basin in New Mexico and the Uinta Basin in Utah. As part of our increased focus on lab research and development, we increased our staff during the year and in September 2009 hired our current Chief Technology Officer. Higher personnel costs, including stock-based compensation and hiring costs, represent the majority of the increase, while demonstration projects outside of the PRB make up the remainder of the increase.

Lease operating expense.    Total lease operating expenses did not significantly fluctuate between 2008 and 2009. This was the result of two significant but offsetting factors. As previously noted, natural gas production decreased by approximately 38% on a year-over-year basis, causing the related variable costs

Management’s discussion and analysis of financial condition and results of operations to decline. Offsetting this was a significant increase in fixed operating costs attributable to the wells acquired in June 2008, and which were in place for the full year 2009.

Gathering and transportation expense.    The increase in gathering and transportation expenses of approximately $0.1 million, or 19%, was primarily due to the increase in fuel usage as a percentage of total production when lower volumes are produced and greater compression is required, which was partially offset by the approximately 38% reduction in production volumes.

Production taxes.    The decrease in production taxes of approximately $0.3 million, or 69%, is directly related to the 38% reduction in natural gas production previously discussed and the approximate 47% year-over-year decrease in average price per Mcf of natural gas produced without taking into consideration natural gas hedging arrangements.

General and administrative expense.    The increase in general and administrative expense of approximately $1.8 million, or 68%, primarily related to increased personnel costs attributable a full year of operating properties acquired in 2008 and the substantial growth plans following equity financing raised at the end of 2008. Prior to that acquisition, we were only operating approximately 100 wells and did not need a sizeable land, accounting or administrative staff. A significant number of employees were hired during the second half of 2008 and remained employed throughout all of 2009. In addition, legal costs increased by approximately $0.4 million related to regulatory and acquisition work during the year.

Depreciation, depletion and amortization.    The increase in depreciation, depletion and amortization of approximately $0.6 million, or 17%, was primarily related to the acquisition of additional wells in 2008, and the resulting full year of depreciation realized on these assets in 2009 as compared to the half year of depreciation recognized in 2008.

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of liquidity to date have been sales of equity securities to our investors, borrowings under a bank note, revenues generated from the sale of natural gas produced and the performance of field studies and site management for unrelated third parties in 2006 and 2007. Our capital has primarily been used to acquire assets on which our Restoration Process can be deployed and to perform the research and development activities necessary to make deployment of our Restoration Process feasible. In addition to the initial funding by our founders, we have successfully concluded a series of venture capital and private equity offerings between 2006 and 2008 totaling approximately $99 million. Our financial partners include Kleiner Perkins Caufield & Byers, One Equity Partners, Oxford Bioscience Partners and BASF Venture Capital.

As of June 30, 2011, our cash and cash equivalents totaled approximately $15.2 million. In addition, we have approximately $13.1 million of investments in commercial paper with maturities of less than twelve months. Based on our current level of operations and anticipated growth, we believe that the anticipated net proceeds from this offering, our existing cash, cash equivalents, investments, and subsequent cash flows from operations will provide adequate funds for ongoing operations, planned capital expenditures and working capital requirements for at least the next twelve months. Successful deployment of our Restoration Process at scale, and ultimately, the attainment of profitable operations are dependent upon future events, including acquisition of additional natural gas properties at acceptable prices, development of appropriate government rules and regulations that allow for the timely deployment of our Restoration Process, obtaining required regulatory approvals and natural gas pricing within our expected range,

Management’s discussion and analysis of financial condition and results of operations among others. If our revenues and cash flows in the future are less than anticipated, we may reduce or delay our planned capital expenditures until conditions become more favorable to our continued expansion of ownership of wells.

The following table sets forth the major sources and uses of cash for each of the periods set forth below:

(in thousands)	Year ended December 31, 2008	Year ended December 31, 2009	Year ended December 31, 2010	Six months ended June 30, 2011
				(unaudited)
Net cash provided by (used in) operating activities	$(5,934)	$(10,891)	$(19,218)	$(7,265)
Net cash provided by (used in) investing activities	(4,714)	(2,560)	(12,961)	(6,075)
Net cash provided by (used for) financing activities	84,113	(605)	(1,072)	(373)

Operating activities

Our primary uses for cash from operating activities are personnel-related expenses, research and development-related expenses, the operating costs of our wells, including lease operating expenses, gathering and transportation expenses and production taxes, other general and administrative expenses such as facility costs, travel, legal and other consulting fees, and state and federal bonding amounts related to plugging and abandonment costs associated with our natural gas properties.

Cash used in operating activities of approximately $7.3 million during the six months ended June 30, 2011 reflected our net loss of approximately $8.6 million offset by non-cash charges totaling approximately $2.1 million and further uses of cash as a result of changes in operating assets and liabilities of approximately $0.8 million. Non-cash charges included depreciation, depletion and amortization of approximately $1.0 million, stock-based compensation of approximately $0.8 million and approximately $0.2 million related to the change in valuation of our preferred stock warrants. The net use of cash from our operating assets and liabilities of approximately $0.8 million reflected fluctuations in receivables and payables and other changes in the ordinary course of our business.

Cash used in operating activities of approximately $19.2 million in 2010 reflected our net loss of approximately $19.7 million, offset by non-cash charges totaling approximately $3.5 million and further uses of cash as a result of changes in operating assets and liabilities of approximately $3.1 million. Non-cash charges included depreciation, depletion and amortization of approximately $2.6 million, and stock-based compensation of approximately $0.8 million. The net use of cash from our operating assets and liabilities of approximately $3.1 million primarily reflected approximately $2.4 million deposits for bonds required by Wyoming regulatory agencies in relation to our acquisition of additional wells during 2010.

Cash used in operating activities of approximately $10.9 million in 2009 reflected our net loss of approximately $15.4 million, offset by non-cash charges totaling approximately $4.6 million. Non-cash charges included depreciation, depletion and amortization of approximately $3.9 million, stock-based compensation of approximately $0.6 million, and loss from changes in fair value of warrant liabilities of approximately $45,000.

Cash used in operating activities of approximately $5.9 million in 2008 reflected our net loss of approximately $9.8 million, offset by non-cash charges totaling approximately $4.1 million and further uses of cash as a result of changes in our operating assets and liabilities of approximately $0.2 million.

Non-cash charges included depreciation, depletion and amortization of approximately $3.3 million, and

Management’s discussion and analysis of financial condition and results of operations stock-based compensation of approximately $0.8 million. The net use of cash from our operating assets and liabilities of approximately $0.2 million reflected fluctuations in receivables and payables and other changes in the ordinary course of business.

Investing activities

Our investing activities consist primarily of the acquisition of natural gas properties, the deployment of our Restoration Process on our current and acquired wells, the purchase of research and development and field equipment, and purchases and maturities of investments.

During the six months ended June 30, 2011, cash was used in net purchases of investments of approximately $5.1 million and for purchases of equipment of approximately $1.0 million.

In 2010, cash used in investing activities was primarily related to approximately $8.0 million of net purchases of short-term investments, approximately $2.7 million for purchases of equipment in our lab facilities and related to restoration activities on our properties, and approximately $2.3 million in cash payments to acquire additional wells and a natural gas gathering system.

In 2009, cash used in investing activities was related to approximately $2.3 million for purchase of equipment in our lab facilities and approximately $0.3 million related to restoration activities on our properties.

In 2008, cash used in investing activities was primarily related to approximately $9.6 million in cash payments to acquire additional operating interests in wells and approximately $3.2 million for purchases of equipment in our lab facilities and related to restoration activities on our properties, partially offset by net maturities of investments of approximately $8.0 million.

Financing activities

During the six months ended June 30, 2011, cash used by financing activities was approximately $0.4 million related to the repayment of approximately $0.5 million of principal under our bank loan, partially offset by net proceeds of approximately $0.1 million from the exercise of common stock options.

In 2010, cash used by financing activities was approximately $1.1 million, due to repayment of principal under our bank loan.

In 2009, cash used by financing activities was approximately $0.6 million, primarily due to repayment of approximately $0.6 million of principal under our bank loan.

In 2008, cash provided by financing activities was approximately $84.1 million, primarily due to net proceeds of approximately $75.9 million from the sale of Series C preferred stock, approximately $5.5 million from the sale of Series B preferred stock and approximately $3.0 million borrowed under our bank loan, partially offset by approximately $0.2 million of stock issuance costs.

Secured debt

On April 30, 2008, we entered into a loan and security agreement with Silicon Valley Bank to finance equipment purchases and provide working capital. The available amount under the agreement was $3.0 million. Amounts outstanding are payable in 36 consecutive equal monthly installments of principal plus accrued interest, beginning May 2009 and continuing through April 2012. The outstanding principal amount accrued interest at a floating rate through April 30, 2009, and was then fixed at 4% per annum.

Management’s discussion and analysis of financial condition and results of operations

Advances under the agreement are secured by all of our assets, other than intellectual property, natural gas reserves and the associated wells and net cash flow from the production of such wells, natural gas gathering assets, and our equity interests in Patriot Energy Resources LLC and Patriot Energy Gathering LLC. The agreement does not contain financial ratio covenants, but does impose certain affirmative and negative covenants. We are currently in compliance with all such covenants. As of June 30, 2011, approximately $0.8 million was outstanding under this agreement, net of discount.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The following summarizes the future commitments arising from our contractual obligations at December 31, 2010:

(in thousands)	Total	2011	2012	2013	2014	2015	2016 and thereafter
Long-term debt obligations	$1,333	$1,000	$333	$—	$—	$—	$—
Operating leases(1)	963	578	348	37	—	—	—
Other long-term liabilities(2)	5,813	—	—	—	—	—	5,813

Total	$8,109	$1,578	$681	$37	$—	$—	$5,813

(1)	Our commitments for operating leases primarily relate to the lease of our corporate offices and laboratory facilities in Golden, Colorado and our operations in Gillette, Wyoming, as well as related office equipment at these sites.
(2)	Other long-term liabilities are comprised of asset retirement obligations, for which neither the timing nor the amount of ultimate settlement can be precisely determined in advance.

The table above reflects only payment obligations that are fixed and determinable. The above amounts exclude potential payments to be made under our license and other agreements that are based on the achievement of future milestones or royalties on product sales.

OFF-BALANCE SHEET ARRANGEMENTS

We did not have during the periods presented, and we do not currently have, any relationships with unconsolidated entities, such as entities often referred to as structured finance or special purpose entities, established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest rate risk

We had unrestricted cash and cash equivalents totaling approximately $62.2 million, $28.9 million and $15.2 million at December 31, 2009 and 2010 and June 30, 2011, respectively. These amounts were invested primarily in demand deposit savings accounts and are held for working capital purposes. At December 31, 2010, approximately $6.0 million was invested in commercial paper with maturities of less than three months. Also at December 31, 2010, approximately $8.0 million, classified as a short term investment, was invested in commercial paper with maturities of less than twelve months. The primary objective of our investment activities is to preserve our capital for the purpose of funding our operations including acquisitions. We do not enter into investments for trading or speculative purposes. We believe we do not have material exposure to changes in fair value as a result of changes in interest rates. Declines in interest rates, however, will reduce future investment income. If overall interest rates fell by 10% in 2010, and the six months ended June 30, 2011, our interest income would have declined by approximately $5,400 and $2,100, respectively, assuming consistent investment levels.

Management’s discussion and analysis of financial condition and results of operations

The terms of our loan and security agreement provide for a fixed rate of interest, and therefore are not subject to fluctuations in market interest rates.

Commodity price risk

We produce methane, the primary component of natural gas. The demand for natural gas generally increases during the winter months and in some areas during the summer, and decreases during the spring and fall months. Seasonal anomalies such as mild winters and hot summers, and extreme weather events, can lessen or intensify this fluctuation and amplify localized price spikes. Other natural gas price factors include North American E&P, and the amount of natural gas in underground storage during both the injection and withdrawal seasons. We attempt to reduce the market risk associated with fluctuations in the price of natural gas by employing a variety of risk management and economic hedging strategies, including the use of commodity contracts.

Foreign currency risk

All of our employees are located, and all of our major operations are currently performed, in the United States. We occasionally pay for contractor or research services in a currency other than the US dollar. Today, we have minimal exposure to fluctuations in foreign currency exchange rates as the difference from the time period for any services performed which require payment in a foreign currency and the date of payment is short.

RECENTLY ADOPTED ACCOUNTING STANDARDS

On January 1, 2009, we adopted ASC 815-40, Derivatives and Hedging —Contracts in an Entity’s Own Equity. ASC 815-40 was issued in June 2009 and provides guidance for determining whether an equity-linked financial instrument or embedded feature is indexed to an entity’s own stock. ASC 815-40 requires additional analysis as to whether an instrument or embedded feature has anti-dilution provisions that may result in liability classification and is effective for financial statements issued for fiscal years beginning after December 15, 2009. Upon adoption in 2009, we reclassified the fair value of the warrant issued to Silicon Valley Bank in 2009 (see Note 4 to our consolidated financial statements included elsewhere in this prospectus) to a liability due to its embedded anti-dilution feature, which was not deemed to be indexed to our common stock.

In January 2010, the FASB issued an Accounting Standards Update (ASU) 2010-03, Extractive Activities —Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosure. This ASU amends the FASB accounting standards to align the reserve calculation and disclosure requirements with the requirements in the recently adopted SEC rule, Modernization of Oil and Gas Reporting Requirements. The ASU is effective for reporting periods ending on or after December 31, 2009, and will be adopted on a prospective basis as a change in accounting principle inseparable from a change in estimate. We have adopted ASC 932 effective January 1, 2010 and are now using the successful efforts method of accounting on a prospective basis. Prior to 2010, we had not adopted the requirements of ASC 932 as our natural gas properties are nontraditional resources. It is impractical to calculate the current year impact to the loss from continuing operations, net loss, and other applicable financial line items.

Business

OUR COMPANY

We use biotechnology to create and sustainably produce natural gas. Our proprietary technology stimulates native microorganisms that reside in subsurface hydrocarbon deposits, such as coal, oil, and organic-rich shales, to accelerate the bioconversion of such resources into methane, the principal component of natural gas, which we produce and sell using existing infrastructure. We believe that our business represents a transformative and disruptive innovation in natural gas creation and production, integrating sophisticated biotechnology with the traditional natural gas business. We have performed extensive lab and field testing over the past eight years, including the deployment of over 500 field level applications of our technology, which we believe have:

➢	proved the efficacy of our technology to economically and sustainably create new methane gas from wells treated with our technology;

➢	demonstrated that additional value can be created from using existing natural gas wells and pipeline infrastructure, potentially extending the economic lives of thousands of wells;

➢	confirmed that water should be conserved and re-used whenever feasible, as it is integral to the biogenic creation of new methane gas; and

➢	demonstrated through extensive testing that the technology is safe to the public and the environment.

We were formed as Clearflame Resources LLC, a Delaware limited liability company, in April 2003 and changed our name to Luca Technologies LLC in July 2004. We converted into a Delaware corporation on April 20, 2007. In addition to the initial funding by our founders, we have successfully concluded a series of venture capital and private equity offerings between 2006 and 2008 totaling approximately $99 million. Our financial partners include Kleiner Perkins Caufield & Byers, One Equity Partners, Oxford Bioscience Partners and BASF Venture Capital.

Our Restoration Process, a proprietary bioconversion technology, accelerates and enhances the naturally occurring methanogenic process of native anaerobic microbial communities by circulating a mixture of water and nutrients into reservoirs using existing oil and natural gas wells. Anaerobic microbes have lived in subsurface coal, oil and shale deposits for millions of years, feeding on organic matter to create natural gas. This complex microbial gas creation process is susceptible to interruption by various biological and other conditions, including traditional coalbed methane development, whereby drilling and extraction dewaters the coal formations, inhibiting microbial activity and disrupting natural gas creation. Our initial focus is to use our Restoration Process to convert coal into methane by restoring subsurface habitats to enhance the creation and production of natural gas.

Our technology allows us to economically and sustainably create natural gas from existing wells treated with our technology, thereby utilizing and extending the life of existing natural gas infrastructure, and minimizing our need for new drilling. We produce this newly created natural gas from existing wells and deliver it to the natural gas market via existing pipelines. We are currently dependent on existing wells and associated infrastructure due to the fact that the amount of incremental gas produced from the application of our Restoration Process, combined with current natural gas prices, does not presently justify the drilling of new wells by us. Unlike the traditional E&P industry’s extraction methods in which production peaks and then steeply declines as stored hydrocarbons are depleted, we believe, based on lab and field results, that our Restoration Process economically and sustainably creates low-cost energy for many years from wells treated with our technology. We believe our technology competes favorably with

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the traditional “hunter/gatherer” style of natural gas development (find, drill, produce, then abandon) by allowing a “farming” style of natural gas creation (restore, feed, grow, then harvest), which continually produces a new crop of natural gas.

Our operations are initially focused in the PRB where we currently own and operate more than 1,350 wells. We intend to acquire additional wells in the PRB and expand our operations to multiple basins in the United States and abroad. From 2006 through March 2010, we performed our Restoration Process on over 400 wells in the PRB under a pilot program regulated by the WOGCC. As we moved towards commercialization, new legislation was required to permit the expanded deployment of our nutrient formulations. Pending the completion of this legislative process, we elected to shut-in a majority of our wells in 2010 to conserve water. The legislation was passed in February 2011 and the rules implementing this legislation are expected to be finalized by the fall of 2011. Until the rules implementing this legislation are finalized, we cannot resume our Restoration Process on our wells in Wyoming.

Our goal is to be the global market leader in biogenic methane gas creation and production. For more on methane gas creation, see “—Gas Creation.” We anticipate growing our business primarily through acquiring natural gas properties, applying our Restoration Process to create new sustainable sources of natural gas, and producing and selling this natural gas to existing markets. In the future, we may expand our efforts to include oil and organic-rich shales.

OUR COMPETITIVE STRENGTHS

➢

Disruptive and proven technology:    We believe that our Restoration Process is a transformative and disruptive innovation that allows for the real-time creation of biogenic methane gas in economic quantities from coal, oil and organic-rich shales using existing infrastructure. Our technology is based on proprietary techniques for microbial community activation, nutrient distribution, and water circulation, which have been developed over the past eight years not only from lab research, but also from the application of our Restoration Process to more than 500 wells in multiple basins throughout the United States. In portions of the PRB, we have demonstrated an average increase in natural gas production of over 25 Mcf per day per restoration treatment. Unlike many other new energy technologies, successful commercialization of our Restoration Process does not depend on the availability of government subsidies or incentives. Our path to commercialization focuses on receiving the required regulatory approvals, increasing natural gas production from our existing wells, and acquiring additional wells to achieve commercial scale.

➢

Sustainable production process:    When our Restoration Process is applied through existing wells to subsurface environments with native conditions suitable for microbial life, we believe our technology has the potential to create a sustainable source of economic natural gas production that will extend the life of the wells for many years. Natural gas resources developed and produced by the traditional oil and natural gas industry often exhibit high initial production rates that steeply decline over time as stored hydrocarbons are depleted. These production declines require significant capital investment through additional drilling and completion to maintain natural gas production rates to provide supply for the natural gas market. In contrast, we believe our technology effectively creates a “gas farm,” producing a more stable and sustainable supply of natural gas for an extended period of time.

➢

Capital light investment profile and superior full-cycle economics vs. traditional E&P:    Traditional E&P, particularly in shales, requires significant upfront capital investment for land acquisition, well drilling and completion, and production and transportation infrastructure. In contrast, we have a capital-light deployment strategy, whereby minimal new wells and no new meaningful infrastructure investments are required to implement our Restoration Process, significantly reducing our upfront

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capital expenditures. The costs of our Restoration Process are minimal when compared to traditional E&P development and our newly created natural gas is produced and sold through existing wells and pipeline infrastructure, extending the economic life of these previously installed facilities. We are currently dependent on existing wells and associated infrastructure due to the fact that the amount of incremental gas produced from the application of our Restoration Process, combined with current natural gas prices, does not presently justify the drilling of new wells by us. As we create natural gas in real-time, we expect increases to our proved reserves and thus use the term “finding and creation” costs to describe the economics of our full cycle acquisition and natural gas creation process over a 10 to 20 year period. We expect our finding and creation costs over time to be significantly lower than the finding and development costs of traditional E&P companies, due to the lack of significant development costs associated with our Restoration Process.

➢

First mover advantage:    We began developing our Restoration Process in 2003, with an initial focus on lab research and development activities to prove the concept of accelerated biogenic gas creation. Beginning in 2006, we transitioned from the lab to the field, and have applied our Restoration Process to over 500 wells, including over 400 in the PRB and over 100 in other natural gas producing basins throughout the United States. In addition, we have anaerobically collected and tested samples from over 1,400 oil and natural gas wells completed in coal, oil and shale reservoirs in more than 20 producing regions in three countries. These samples have resulted in thousands of DNA samples of microbes and the DNA sequencing of approximately 1,700 samples from the field and approximately 850 samples from laboratory tests to date. We believe that the substantial body of proprietary data, including our intellectual property, and experience obtained from this effort, combined with the advancement of our technology as compared with other biogenic gas creation companies, represents a significant first-mover advantage that will allow us to accelerate decisions relating to well acquisition and treatment. We own and operate over 1,350 wells in the PRB, which gives us control of a large coal resource and provides us with the ability to rapidly deploy our technology in the field.

➢

Cleaner alternative to traditional E&P:    With increasing societal pressures for domestically produced and environmentally friendly energy solutions, natural gas production represents a cleaner way to advance energy independence, as it produces lower CO2 emissions than any other hydrocarbon. Hydraulic fracturing, which is being increasingly utilized by traditional E&P companies in horizontal wells, is also under scrutiny and regulatory review in the United States due to its potential impact on aquifers, and, as a result, its use could be diminished, which could lead to lower natural gas production by such companies. By producing natural gas in a sustainable way using existing intrastructure, our technology alleviates many of the issues surrounding hydraulic fracturing, minimizes the necessity for new drilling by us, and has minimal impact on natural resources, including ground water.

➢

Abundant resource:    Coal represents the most abundant energy resource and the largest concentration of hydrocarbons in the world on which to apply our technology. According to the EIA, recoverable worldwide coal reserves are reported to be in excess of 900 billion short tons, with unrecoverable coal resources estimated to be many times larger. Our current focus is on the creation and production of coalbed methane gas in a limited number of basins throughout the United States, primarily in the PRB, where we expect the implementation of our technology to be economically viable. We have determined through field sampling and testing that certain coalbeds, including the PRB, are particularly well suited for the implementation of our technology, which allows us to access the energy in coal and deliver that energy as natural gas, avoiding the physical mining, transporting and combustion of coal. According to the EIA, the PRB accounts for 42% of coal production in the United States and is the single largest source of coal mined in the United States.

➢	Experienced management team: Our management team offers a unique combination of scientific, operational and managerial expertise in biotechnology and traditional E&P. Our senior management

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team has over 280 years of combined experience and an average of 28 years of experience in the energy industry. Our management team’s technical expertise includes microbiology, chemistry and biochemistry, engineering, geosciences, and traditional E&P. Our management team also played key roles in the commercialization of dozens of successful large-scale industrial biotechnology and traditional E&P projects.

MILESTONES AND COMMERCIALIZATION STRATEGY

Technology milestones

➢

Discovery of microbial methanogenic activity:    We determined through field sampling and laboratory testing in 2003 that microbes were living in PRB coals and were capable of making methane. Ongoing study of new areas has led to the discovery of methanogenic microbial communities living in many coal basins, shallow oil fields and shale gas fields, all of which are potential targets for our technology. Since 2003, we have continuously refined our methodologies and criteria, and have developed an extensive skill set allowing us to reliably identify bioresource opportunities. To date, we have discovered methanogenic activity in 23 fields that we believe would be suitable for the application of our Restoration Process.

➢

Enhancement of methanogenic response:    Over the past eight years, we have achieved a number of significant advances in our research and development, or R&D, effort, resulting in increased natural gas creation in the field. Early testing demonstrated that methanogenesis from coal occurs in real-time. From 2004 to 2006, lab research led to the discovery of our initial nutrient formulations allowing experiments to transition from the lab to the field. Field scale testing of these nutrient formulations between 2006 and 2008 resulted in an average increase in natural gas production of over 25 Mcf per day per restoration treatment. We continued to develop our nutrient formulations to increase bioconversion yield and rates of natural gas creation and production. During 2009 and 2010, we achieved rapid advances in molecular analysis of methanogenic microorganisms, including DNA based tools for target identification, real-time monitoring and asset evaluation. In addition, we added DNA sequencing and Bioinformatics capabilities in our lab facilities, resulting in the creation of an extensive library of subsurface microbial DNA. In 2011, we continue to expand our knowledge regarding the importance of water movement in coal seams through mathematical modeling and dynamic lab systems simulating the subsurface environment, as well as field scale experimental testing of water movement.

Commercialization milestones

➢

Demonstration of commerciality:    Between 2007 and 2008, we demonstrated, in wells that were treated with our technology, that proprietary nutrient formulations delivered through our Restoration Process could create natural gas at economically meaningful rates in the PRB. With more than 500 field level applications since 2006, our technology has demonstrated a lasting growth and restructuring of the microbial community for optimal methanogenesis and a corresponding increase in natural gas production. In addition, our restoration field work has provided us with an array of data that show both the lasting effect of our restorations and the minimal impact on the water quality and the environment.

➢

Property acquisitions:    Between 2007 and 2010, we acquired over 1,350 wells and approximately 110 miles of associated natural gas gathering pipelines and equipment in various transactions, successfully demonstrating our ability to acquire properties on which to deploy our technology.

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➢

Pathway to regulatory approval:    In February 2011, we contributed to the successful passage of legislation in Wyoming that we believe will establish a framework to obtain required regulatory approvals for the full scale implementation of our technology in the PRB, and could be a model for other states to follow.

Commercialization strategy

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Increase natural gas production with an initial focus on the Powder River Basin:    We currently own and operate more than 1,350 wells in the PRB, one of the largest coal fields in the world. Of these, approximately 275 have been restored and are ready for commercial production of biogenic gas in real-time. Most of our wells are currently shut-in and not producing natural gas in economic quantities. We are currently working closely with various Wyoming state and federal agencies to obtain the required regulatory approvals necessary for the expanded deployment of our nutrient formulations. We intend to apply our Restoration Process to a number of our wells and incrementally bring these additional PRB wells on line beginning in the near future. We expect it will likely take until the end of 2012 to complete the restoration of a majority of our current wells.

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Grow by acquisition and consolidation of natural gas properties:    In order to achieve commercialization of our technology, we plan to continue to acquire natural gas properties (wells and pipeline infrastructure) and corresponding oil and natural gas rights in close proximity to our existing operations in the PRB, as well as in additional locations in the United States and abroad. Given the geologic permeability of many coal seams, controlling a large, contiguous area of producing wells is key in capturing the newly generated natural gas. Our acquisition strategy will include acquiring low cost late-in-life uneconomic wells producing minimal natural gas, as well as mid-life economic wells producing natural gas quantities which are already cash flow positive. We expect to apply our Restoration Process to these properties to achieve natural gas yield and rate improvements. While we believe that opportunities exist for us to expand our operations in oil and oil shale fields, we are currently focused on coalbed methane for commercial expansion due to its microbial bioconversion potential, and the abundance of coal deposits throughout the United States and abroad.

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Develop strategic partnerships:    While our technology is proven and available today, its commercialization and scale up could be further accelerated and expanded through strategic partnerships with larger companies. A key technical and strategic priority in the near future is to establish an R&D collaboration with a major international resource company. We are currently exploring collaboration opportunities with a number of major oil and natural gas companies and coal companies.

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Advance technology to achieve yield and rate improvements:    We use the term Technology To The Field, or T3F, to describe our efforts to achieve further yield improvements from our Restoration Process, leading to greater natural gas production and improved profitability. The unique microbial and geophysical conditions in the coal seams of each natural gas well require customized restoration treatments and water movement technology for effective microbial activation and commercial natural gas creation. We consider T3F key to continually deploy new technology into our field operations.

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Broaden our technology applications to other areas and fossil fuels:    Our technology and processes are applicable to many other natural gas-producing basins, both in the United States and abroad. In addition to our core assets in the PRB, there are a number of other basins that we have either tested or in which we have pilot projects, such as the Black Warrior Basin in Alabama, the San Juan Basin in New Mexico and the Uinta Basin in Utah, as well as other areas in Oklahoma, Kansas and Illinois. We are also interested in areas in Australia, China, India, South Africa, Indonesia, Canada and Europe.

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While our current focus is on coalbed methane, heavy oils, mature shallow domestic oil fields, and domestic fractured shale fields offer additional significant hydrocarbon reserves on which to apply our Restoration Process in the future.

GAS CREATION

Our Restoration Process creates methane gas. Methane (CH4) is the simplest hydrocarbon molecule and is comprised of one carbon atom and four hydrogen atoms attached via covalent bonds. According to the EIA, methane is the cleanest burning form of natural gas.

Most natural gas, including methane, is created by either thermogenic or biogenic geologic processes. Thermogenic generation involves the conversion of deep organic sediment material by extreme pressure and heat into coal, oil or natural gas. In contrast, in biogenic generation, anaerobic microorganisms that have lived in subsurface coal and other hydrocarbon deposits for millions of years, convert carbon and hydrogen-rich organic matter to natural gas as part of naturally occurring processes.

Traditionally, both thermogenic and biogenic methane deposits have been considered dormant, i.e., created in the geological past and no longer evolving. Recent evidence, however, has proven that the biogenic production of methane in certain coal deposits is an ongoing process in many large hydrocarbon reservoirs in the US and abroad. When properly managed, these reservoirs, many already accessible through previously drilled wells, can be turned into biogenic “gas farms,” where the already existing microbial communities can be enhanced to produce commercial quantities of methane in real-time. We believe this enhanced biogenic gas creation process may have the potential to help meet US energy needs for the foreseeable future, at a fraction of the cost of traditional E&P.

OUR TECHNOLOGY

We leverage the ability of naturally occurring microorganisms to convert subsurface hydrocarbon deposits, such as coal, to methane gas. This complex process is susceptible to interruption by various chemical and biological conditions, including traditional coalbed methane development which involves removing water from the coal seam to reduce pressure and allow previously adsorbed natural gas to flow up a well. As a result, the natural and ongoing biogenic creation of methane gas slows or ceases, with a large mass of unutilized hydrocarbon deposit remaining in place underground. To accelerate biogenic methane gas production rates, we use our proprietary Restoration Process to deliver customized nutrient formulations and water to restore coal reservoir habitats to conditions that may enable native microbial communities to be enhanced to create commercial volumes of natural gas on a real-time basis. We produce this newly created natural gas and deliver it to market using existing wells, pipelines and natural gas infrastructure.

Oil and natural gas resources developed and produced by the traditional E&P industry often exhibit production rates that peak early in the lives of wells, and then steeply decline as stored hydrocarbons are

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depleted and pressure is reduced. In contrast, wells producing newly created methane gas using our Restoration Process are more akin to “gas farms,” producing natural gas at lower, but constant or slightly increasing rates for extended periods of time.

Our Restoration Process is designed to sustain the life processes of naturally occurring microbial communities. We do not introduce foreign microbes, nor do we rely upon genetically-engineered microorganisms. Microbes are already present in coalbed water and are responsible for biogenic methane gas creation. The first step in our Restoration Process involves the identification and assessment of underground environments where the native conditions are suitable for microbial life activation, and where the biogenic process has been active in the past. As a second step, we perform lab and field studies to assess microbial activation. In the lab, using water and hydrocarbon deposits from a prospective basin, we attempt to identify optimal nutrient formulations for methane creation. These nutrient formulations are then field-tested prior to initiation of commercial activity within an area or basin. The table below indicates the types of nutrients used and their common commercial uses that, in our judgment, are most analogous in terms of the nutrient concentration used in our Restoration Process.

Nutrient	Common usage
Vitamins and minerals
Calcium (added as calcium chloride)	Milk
Magnesium (added as magnesium chloride)	Vegetables, cereal
Phosphate (added as magnesium phosphate, phosphoric acid, calcium phosphate, sodium phosphate, potassium phosphate, or sodium tripolyphosphate)	Milk, cheese, meats
Potassium (added as potassium chloride)	Milk, fruits, vegetables
Vitamin B-12, niacin, thiamin, riboflavin, biotin, pantothenic acid, folate	Many foods, human vitamin supplements

Multi-nutrients
Casein hydrolyzates	Special dietary foods as a protein source
Yeast extract, brewer’s yeast, soy protein, peptones	Food flavorings

Cell vitality enhancers
Glycerol	Many prepared foods
Weak organic acids (and sodium, potassium, calcium and magnesium forms)	Formic: fruits, honey; Acetic: vinegar; Propionic: butter, cheese; Butyric: butter, cheese; Lactic: yogurt, cottage cheese; Decanoic: added to coat fruits and vegetables
Glyceryl triacetate	Food additive
Ethyl lactate	Wine, fruits, chicken
Polyoxyethylene	Sweeteners

Tracers
Potassium iodide	Most foods, especially seafood
Sodium chloride	Table salt
Potassium chloride	Substitute for table salt
Sodium bromide	Ionic salt
Potassium bromide	Ionic salt

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The third step of our Restoration Process involves circulating our proprietary nutrient formulation to target microbes in the underground reservoir to support the creation of new methane. Nutrient delivery is performed using a mobile nutrient delivery system, which is temporarily installed at a well site. This delivery system houses secure storage of the nutrients, plus the blending and metering equipment needed to control the rate at which nutrients are provided to the microbes in the underground reservoir.

Our Restoration Process can be applied in two ways. Although most of our restoration activities to date have used a “push-pull” delivery method, which is more akin to a batch process, we are beginning to transition to a “gas farming” method that involves the continuous flow of our nutrient formulations.

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Our initial field delivery process was based on a “push-pull” method. Under the push-pull method, water is withdrawn from the coal seam from surrounding wells. That water is then supplemented with a proprietary nutrient formulation, and emplaced, or pushed, into the coal seam by gravity feed down the wellbore being treated. After a predetermined time period, usually three to four months, the restored well is returned to production and water is withdrawn, or pulled, from the restoration well, tested, and recirculated into another well or disposed of in a manner similar to traditional coalbed methane operations, typically by discharging into a surface reservoir. While our initial delivery process provided positive economic results through the creation of new natural gas that was produced from the restored well and surrounding wells (due to permeability of the coal), the process limits the sustainability of new methane gas creation due to the disposal of scarce water resources.

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We are transitioning to a multi-well continuous flow method, referred to as “gas farming.” In gas farming, wells are restored in a manner similar to the push-pull method described above, but instead of restoring a well once, producing the well and waiting several years to treat it a second time, additional nutrient formulations are added within months of the original restoration. Water is temporarily withdrawn from the coal seam in surrounding wells and circulated back into the coal seam via the restoration wells through existing infrastructure as shown below, creating a linked system of wells. In this manner, nutrient formulations are continuously introduced into a coal seam via selected wells through gravity feed. In addition to sustainably creating natural gas over a longer period of time, this continuous flow gas farming process has the added benefit of allowing more effective water management. This is an advantage in many coalbed methane basins throughout the world where water discharge is restricted.

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The chart below depicts our gas farming process.

Since 2006, we have performed over 500 restoration projects on coalbed methane wells, including over 400 located in the PRB, of which 110 wells from our most comprehensive demonstration project described below, were treated with our Restoration Process. The remaining approximately 150 PRB wells from this demonstration project were not treated with our Restoration Process, but, as part of the project, are monitored for increased gas production resulting from nearby treated wells. The results of these activities demonstrate that our Restoration Process creates new methane gas. Due to the geologic characteristics of the coal seam and its permeability, new incremental natural gas production is measured from not only the well treated with our Restoration Process, but also from surrounding wells. Based on historical results, average incremental daily natural gas production from the push-pull method starts approximately six months following a treatment, grows to a plateau rate of approximately 25 to 30 Mcf of natural gas per day, and remains at this level for several years. We anticipate that a slow decline in production will follow. However, our most comprehensive demonstration project, involving more than 260 PRB wells, is now more than four years old, and plateau rates of production appear to be stable with minimal decline. We believe that gas farming will lead to similar, if not greater, rates of natural gas production as nutrients are constantly fed to the microbes over time, leading to sustainable levels of natural gas production.

We have also performed restoration activities in several basins outside of Wyoming, including the Black Warrior Basin in Alabama, the San Juan Basin in New Mexico and the Uinta Basin in Utah, as well as other areas in Oklahoma, Kansas, and Illinois. At this time, we do not own wells in these areas, but have deployed our technology in wells owned by other operators interested in determining if the technology will be applicable in areas other than the PRB. Based upon preliminary results from these projects,

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combined with lab results from sampling activities performed in these areas, we believe our Restoration Process with formulations tailored for local conditions, will prove to be economic in other gas fields throughout the United States and abroad.

INTELLECTUAL PROPERTY

Our success depends in large part on our proprietary technology for which we seek protection under patent, copyright, trademark and trade secret laws. Such protection is also maintained in part by using proprietary information and invention agreements. Protection of our technology is important so that we may exclude our competitors from practicing technology that we have developed. If competitors in our industry have access to the same technology, our competitive position may be adversely affected. As of the date of this prospectus, we have 15 issued US and foreign patents, two US and foreign patent applications that are currently allowed and awaiting issuance, and 36 pending US and foreign patent applications. These patents and patent applications are directed to our technology and the specific methods that support our business. We continue to file new patent applications, for which terms extend up to 20 years from the earliest priority filing date in the US. As of the date of this prospectus, we have obtained a license on a non-exclusive basis to rights under one issued US patent.

We will continue to file and prosecute patent applications and maintain trade secrets, as is consistent with our business plan, in an ongoing effort to protect our intellectual property. The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. Our pending US and foreign patent applications may not issue as patents or may not issue in a form that will be advantageous to us. Any patents we have obtained or do obtain may be challenged by re-examination, opposition or other administrative proceeding, or may be challenged in litigation, and such challenges could result in a determination that the patent is invalid. The same challenges may be faced by any patent applications or patents for which we obtain a license. Under appropriate circumstances, we may sometimes permit certain intellectual property to lapse or go abandoned. Due to uncertainties inherent in prosecuting patent applications, sometimes patent applications are rejected and we may subsequently abandon them. It is also possible that we may develop products or technology that will not be patentable or that the patents of others will limit or preclude our ability to obtain patents and do business. In addition, any patent issued to us may provide us with little or no competitive advantage, in which case we may abandon such patent or license it to another entity.

We have obtained a registered trademark for LUCA TECHNOLOGIES® in the US.

In addition to pursuing patents on our technology, we have taken steps to protect our intellectual property and proprietary technology by entering into proprietary information and inventions agreements with our employees, consultants, contractors and, when needed, our other advisers. We have also taken steps to prevent our employees from bringing the proprietary rights of third parties to us. We also use confidentiality or material transfer agreements with third parties that receive our confidential data or materials. Such agreements may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements, and we may not be able to prevent such unauthorized disclosure. Monitoring unauthorized disclosure is difficult, and we do not know whether steps we have taken to prevent such disclosure are, or will be, adequate.

OUR MARKETS

Industry overview

Natural gas created from our Restoration Process has a distinct advantage over many renewable energy sources, including biofuels, in that it can be sold directly into existing markets using existing infrastructure. Biogenic, domestically-produced natural gas is an accessible and more environmentally

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friendly energy alternative, which is expected to play an increasing role in advancing both environmental and energy policy goals in the United States. Clean and renewable energy sources are becoming increasingly important for the United States, which has historically been a net importer of petroleum. There has been growing concern over CO2 and other emissions that are especially prevalent from burning coal and fuel oil. According to the EIA, methane is the cleanest burning fossil fuel, with approximately 117 lbs. of CO2 produced per 1 million Btu equivalent of natural gas, compared to 160 lbs. of CO2 for fuel oil and 200 lbs. for coal. Conversely, natural gas delivers 71% more energy per unit of CO2 emitted relative to coal.

Our technology offers the potential to expand domestic energy production, while minimizing the need to expand the footprint of the oil and natural gas industry’s producing areas. According to the EIA, demand for natural gas in the United States and globally is projected to grow at annual growth rates of 0.5% and 1.9% through 2035, respectively. The IEA has identified several factors that could accelerate growth in demand for natural gas in the coming years, including potentially faster acceptance of CNG vehicles, recent policy changes in China promoting the production, import and use of natural gas, and a more restricted outlook for nuclear power in the wake of the Fukushima nuclear power plant disaster in Japan.

The EPA regards natural gas as the cleanest burning transportation fossil fuel commercially available today. The IEA estimated that in 2010 there were 100,000 natural gas vehicles operating on American roads, and more than 11 million natural gas vehicles worldwide. The current US administration has endorsed incentives for trucks powered by natural gas. Additionally, the EPA is expected to begin regulating greenhouse gas emissions from US power plants under its new standards by late May 2012. If implemented, such limits could push power companies to replace coal-fired plants with gas-burning ones, which would further increase domestic natural gas consumption.

Typically, natural gas producers sell their natural gas to a variety of purchasers under various length contracts ranging from one day to multi-year at market based prices. Purchasers include pipelines, processors, other producers, banks, marketing and trading companies and other midstream service providers. Primary users of natural gas globally are power companies, which use it for the production of electricity, and utility companies, which distribute it for residential and industrial use. In 2009, 21% of natural gas used in the United States was consumed by residential homes, 27% by industry, 30% for electrical power, and 14% by businesses, with the remainder used in the operation of natural gas production and transportation infrastructure. With over 90% of the natural gas used in the United States coming from North America, natural gas plays an important role in advancing US energy security. The main North American natural gas production regions are the Gulf Coast, the Permian basin, the Mid-Continent, the San Juan basin, the Rocky Mountain region, the Appalachian regions and Western Canada.

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As shown in the graphic below, there are a number of important coalbed methane gas fields in the United States.

While the natural gas market is largely commoditized, the emergence of new, cleaner methods for natural gas production and energy extraction has the potential to create a differentiation between natural gas produced using traditional methods and new sustainable production. Several US states have recently introduced renewable portfolio standards, requiring a certain portion of their energy supply be derived from renewable sources. With the intermittence of solar and wind power, natural gas has the potential to fill this intermittent gap. We may in the future pursue legislation to qualify our biogenic methane gas as a renewable energy resource.

Natural gas pricing

The variety of seasonal, geopolitical and economic factors at play in the natural gas markets affects natural gas prices along the entire chain from producers to consumers. The demand for natural gas generally increases during the winter months and in some areas during the summer, and decreases during the spring and fall months. Seasonal anomalies such as mild winters and hot summers, and extreme weather events, can lessen or intensify this fluctuation and amplify localized price spikes. Most natural gas sold in North America is priced against Henry Hub, the actual physical interconnection point on the natural gas pipeline in Louisiana where natural gas is typically delivered. The Henry Hub price is typically seen as the primary price setting mechanism for the North American market, although the physical distance from the Hub will impact prices around the country.

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Given our primary focus on the PRB, we expect the majority of our production to be sold directly into the main transportation infrastructure of the CIG. Due to the physical distance of the PRB from the Henry Hub, we expect our pricing to reflect a discount differential to Henry Hub prices, consistent with recent historical trends. The chart below highlights the historical volatility trend for natural gas prices observed from 2004 through August 2011.

Marketing and transportation

Natural gas withdrawn from a well may contain liquid hydrocarbons and non-hydrocarbon gases. Natural gas is separated from these compounds near the production well or at a processing facility, to form consumer-grade “dry natural gas” which is ready for transportation to the local distribution hub and ultimately to the consumer. According to the EIA, there are approximately 300,000 miles of natural gas pipelines in the United States, including over 188,000 miles of wide-diameter, high-pressure interstate and intrastate mainlines. Due to the purity of the methane gas created using our technology, our production does not typically require any processing or treatment and is readily delivered to the national transportation infrastructure and ultimately, to the end users.

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The chart below illustrates the transportation of our natural gas from the wellhead to the end users.

GOVERNMENTAL REGULATION

Our business and operations are subject to numerous laws and regulations, including certain energy, environmental, conservation and other laws and regulations relating to the energy industry. Most of our operations require permits or authorizations from federal, state or local agencies. Changes in any of these laws and regulations or the denial or withdrawal of permits or authorizations could have a material adverse effect on our business. In view of uncertainties with respect to current and future laws and regulations, including their applicability to us, we cannot predict the overall effect of such laws and regulations on our future operations.

Regulation of oil and gas and coalbed methane industry generally

The oil and natural gas and coalbed methane industries are extensively regulated by numerous federal, state, tribal and local authorities. Legislation affecting the oil and natural gas and coalbed methane industries is under constant review for amendment or expansion, frequently increasing the regulatory burden. Also, numerous federal, state, local, and Native American tribal departments and agencies are authorized by statute to issue rules and regulations binding on the oil and natural gas and coalbed methane industries and their individual members, some of which carry substantial penalties for failure to comply. Although the regulatory burden on the oil and natural gas and coalbed methane industries increases our cost of doing business and, consequently, affects our profitability, these burdens generally do not affect us any differently or to any greater or lesser extent than they affect other companies in the industries and similar types, quantities and locations of production, except as described below.

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Under federal law, the Mineral Leasing Act, as amended, authorizes the Secretary of the Interior to lease rights to extract federal minerals including, oil and natural gas, coal and coalbed methane. Through the Federal Land Policy and Management Act, the Secretary of the Interior delegated this mineral leasing authority to the BLM. We currently own and expect to acquire in the future interests in federal minerals under these laws. As a result, we will also be subject to the federal regulations related to these laws.

Oil and natural gas estate versus coal estate

We have acquired natural gas leases in Wyoming from the owners of the natural gas estate and have proceeded with operations under such leases. With regard to federal mineral estates, we have relied on what we believe to be settled law that, with respect to such leases, coalbed methane is part of the natural gas estate. That belief, in part, is based on Amoco Production Company v. Southern Ute Indian Tribe, 526 U.S. 865, 879 (1999), or Amoco, where the U.S. Supreme Court held that coalbed methane was not within the scope of the federal reservation of coal but was transferred as part of the “oil and gas estate.” Therefore, current law holds that federal oil and gas lessees have the right to explore for and produce such coalbed methane from lands in which the United States reserved the coal estate. In Amoco, the Supreme Court also acknowledged the established common law right of the owner of one mineral estate to use, and even damage, a neighboring estate as necessary and reasonable to the extraction of his own minerals. This right has allowed a producer of oil and gas the right to drill through the coal estate to reach the oil and gas.

Generally, the owner of the natural gas estate in Wyoming is recognized as the owner of the coalbed methane as noted in Newman v. RAG Wyoming Land Company, 53P.3d 540 (2002). Use of our technology in states other than Wyoming may be subject to other state laws.

On certain properties, including some of our leased properties in Wyoming, the coal estate and the natural gas estate have different owners. The largest owner of the coal estate in much of the western United States and the PRB is the US federal government. Of the coal in our area of operations in the PRB, the federal government owns approximately 92%, the State of Wyoming owns approximately 6% and private entities own approximately 2%. In approximately 33% of our wells, the federal government owns both the coal and natural gas estates, while in the other 67%, the federal government owns the coal and either the State of Wyoming or a private entity owns the oil and gas estate. The law is not settled as to whether an oil and gas lessee has the right to accelerate the natural production of biogenic coalbed methane without authority from the coal estate. Our technology may be viewed as an acceleration of the naturally occurring process of the conversion of coal to gas and thus our technology could be viewed to burden, damage or, in the absence of federal authorization, trespass on the coal estate. In instances where the federal government is the coal estate owner but not the oil and gas estate owner, the BLM or the Office of the Solicitor will likely request us to consider (i) the requirement of additional legal authorization for the impacts to federal coal, (ii) payment of an impact fee and (iii) an agreement on how to resolve any coal conflicts that develop. For areas of federally owned coal, we are actively working with the BLM to develop a permit that will allow us to implement our technology in these areas.

Drilling, production and unitization generally

Our PRB operations are subject to various types of regulations at federal, state and local levels. These types of regulation include requiring permits for drilling wells, drilling bonds and reports concerning operations. The federal government, most states, and some counties, municipalities and Native American tribes also regulate one or more of the following:

➢	pooling and unitization;

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➢	the location of wells;

➢	the method of drilling and casing wells;

➢	the rates of production or “allowables”;

➢	the surface use and restoration of properties upon which wells are drilled;

➢	wildlife management and protection;

➢	the protection of archeological and paleontological resources;

➢	the protection of soils and underground and surface waters at drilling locations;

➢	produced water disposal and other underground injection of fluids;

➢	property mitigation measures;

➢	the plugging and abandoning of wells; and

➢	notice to, and consultation with, surface owners and other third parties.

Unitization for biogenic methane

Our operations in the PRB will require us to combine our leases together into “units” under the WOGCC rules and regulations. These units allow us to implement our technology and ensure that all the owners of the various interests equitably share in production, e.g., if a certain royalty owner’s well is converted to an injection well, such owner will share in royalties with the wells that are producing wells. Wyoming law allows us to file an application with the WOGCC requesting an order authorizing injections to restore or enhance the microbial conversion of hydrocarbon deposits to methane gas. If the application is submitted on a unit basis, an order of the WOGCC authorizing the commencement of unit operations will not become effective until several conditions are met, including the requirement that a unitization plan is ratified or approved by at least 80% of all royalty owners and 80% of all working interest owners.

Prior to approving the application, the WOGCC also requires the applicant to obtain either a Class II injection well permit from the WOGCC or a Class V injection well permit under the SDWA from the WDEQ. For more on these permits, see “—Environmental Regulation—Underground injection control.” For the foreseeable future, we expect to use Class V injection well permits for our Wyoming operations.

Wildlife restrictions

Our activities are also managed and regulated based on their impact to certain wildlife. Wildlife seasonal restrictions imposed by the BLM as a condition of any federal permit may limit access to federal leases or movement across federal lands. A critical habitat designation for certain wildlife under the US Endangered Species Act or similar state laws could result in further material restrictions to governmental land use and private land use and could delay or prohibit land access or development. The listing of certain species, such as the sage grouse, as threatened and endangered, could have a material impact on our operations in areas where such listed species are found. A required federal permit may be denied when its issuance could jeopardize the listed species and no reasonable and prudent alternatives are available.

Federal and state regulation of transportation of natural gas

The transportation of natural gas and its component parts is regulated under federal, state and local rules. Historically, federal legislation and regulatory controls have affected the price of the natural gas we produce and the manner in which we market our production. The Federal Energy Regulatory Commission, or FERC, has jurisdiction over the transportation and sale for resale of natural gas in

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interstate commerce by natural gas companies under the Natural Gas Act of 1938 and the Natural Gas Policy Act of 1978. Various federal laws enacted since 1978 have resulted in the complete removal of all price and non-price controls for sales of domestic natural gas sold in first sales, which include all of our sales of our own production. Under the Energy Policy Act of 2005, the FERC has substantial enforcement authority to prohibit the manipulation of natural gas markets and enforce its rules and orders, including the ability to assess substantial civil penalties.

The FERC also regulates interstate natural gas transportation rates and service conditions and establishes the terms under which we may use interstate natural gas pipeline capacity, which affects the marketing of natural gas that we produce, as well as the revenues we receive for sales of our natural gas and release of our natural gas pipeline capacity. Commencing in 1985, the FERC promulgated a series of orders, regulations and rule makings that significantly fostered competition in the business of transporting and marketing gas. Today, interstate pipeline companies are required to provide nondiscriminatory transportation services to producers, marketers and other shippers, regardless of whether such shippers are affiliated with an interstate pipeline company. The FERC’s initiatives have led to the development of a competitive, open access market for natural gas purchases and sales that permits all purchasers of natural gas to buy gas directly from third-party sellers other than pipelines. However, the natural gas industry historically has been very heavily regulated; therefore, we cannot guarantee that the less stringent regulatory approach currently pursued by the FERC and Congress will continue indefinitely into the future nor can we determine what effect, if any, future regulatory changes might have on our natural gas related activities.

Under the FERC’s current regulatory regime, transmission services must be provided on an open-access, nondiscriminatory basis at cost-based rates or at market-based rates if the transportation market at issue is sufficiently competitive. Gathering service, which occurs upstream of jurisdictional transmission services, is regulated by the states onshore and in state waters. Although its policy is still in flux, the FERC has in the past reclassified certain jurisdictional transmission facilities as non-jurisdictional gathering facilities, which has the tendency to increase our costs of transporting natural gas to point-of-sale locations.

Worker safety

The Occupational Safety and Health Act, or OSHA, and comparable state statutes regulate the protection of the health and safety of workers. The OSHA hazard communication standard requires maintenance of information about hazardous materials used or produced in operations and provision of such information to employees. Other OSHA standards regulate specific worker safety aspects of our operations. Failure to comply with OSHA requirements can lead to the imposition of penalties.

ENVIRONMENTAL REGULATION

We and traditional natural gas E&P operations are subject to stringent federal, state and local laws and regulations governing the discharge of materials into the environment. The environmental laws and regulations that could have a material impact on the natural gas industry and our business include:

National Environmental Policy Act

NEPA requires federal agencies, including the BLM, to evaluate environmental impacts of major federal actions having the potential to significantly affect the quality of the human environment. Federal actions subject to NEPA review include the leasing of federal lands and associated federal rights in natural resources, including oil, natural gas and coal. Federal actions also include issuance of federal permits. Some of our production activities are planned to occur on federal leases. In the course of a NEPA

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evaluation if an action involved is determined to be major, an environmental assessment will be prepared to assess the potential direct, indirect and cumulative impacts of a proposed federal action. If impacts are considered significant, the BLM will prepare a more detailed EIS that is made available for public review and comment. The agency must respond to comments in the final EIS, after which, the agency may issue its Record of Decision, or ROD, approving the proposed action, denying it or approving it subject to mitigation measures. Preparing the detailed EIS, the public review process and potential ensuing litigation can result in delay or even halt a project.

Production operations on federal leases are generally performed in accordance with a ROD issued by the BLM after preparation of an EIS. A ROD typically includes environmental and land use provisions that restrict and limit exploration and production activities on federal leases. Conditions of approval may present difficulties for compliance, be infeasible and/or add material costs to operations.

Waste handling

The Resource Conservation and Recovery Act, or RCRA, and comparable state statutes impose regulations on the generation, transportation, treatment, storage, disposal and cleanup of certain “hazardous wastes” and on the disposal of non-hazardous wastes. The individual states may administer some or all of the provisions of RCRA, sometimes in conjunction with their own, more stringent requirements. We generate wastes, some of which may be hazardous wastes subject to RCRA and comparable state statutes. The EPA and various state agencies have imposed requirements on the transport, treatment and storage of such wastes and limited the disposal options for them. Furthermore, it is possible that certain wastes generated by our natural gas operations that are currently exempt from regulation as hazardous waste may in the future be designated as hazardous waste under RCRA or other applicable statutes, and therefore may be subject to more rigorous and costly operating and disposal requirements.

Drilling fluids, produced waters and most of the other wastes associated with the exploration, development and production of natural gas constitute “solid wastes,” which are regulated under the less stringent, non-hazardous waste provisions of RCRA. There is no guarantee that the EPA or the individual states will not adopt more stringent requirements for the handling of non-hazardous wastes, which could increase our costs to manage and dispose of such wastes.

Comprehensive Environmental Response, Compensation and Liability Act

The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, also known as the “Superfund” law, imposes strict, joint and several liability, without regard to fault or legality of conduct, on classes of persons who are considered to be responsible for a release or threatened release of a “hazardous substance” into the environment. These persons include the current and certain past owners or operators of a facility where there is or has been a release or threatened release of a hazardous substance, and those that disposed or arranged for the disposal of a hazardous substance at the site.

Under CERCLA, such persons may be subject to liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources, and for certain other costs. We have not been named as a person responsible under CERCLA for remediation of hazardous substances. In addition, neighboring landowners and other third parties may file tort or other claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment.

Water discharges

Our Restoration Process is designed to avoid surface water discharge and circulate water within the formation. Permitting for this process will be handled under the Underground Injection Control permits

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described below. In the event that our operations require us to surface discharge water, we would be subject to certain regulatory requirements. The Federal Water Pollution Control Act, also known as the Clean Water Act, or CWA, and analogous state laws impose restrictions on the surface discharge of pollutants, including produced waters and other natural gas wastes, into certain regulated waters of the United States. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA, or the state. Such permits may include a limitation on the volume and quality of an authorized discharge or limitations on the quality of an authorized discharge, which may present difficulties for compliance, may be infeasible, and/or may add material costs to operations. These prescriptions also prohibit the discharge of dredged or fill material into waters of the US, including jurisdictional wetlands, unless authorized by a permit issued by the US Army Corps of Engineers. Federal and state regulatory agencies can impose administrative, civil, and criminal penalties, as well as other enforcement remedies for non-compliance with discharge permits or other requirements of the CWA and analogous state laws and regulations. Obtaining permits may delay the development of natural gas projects and limit the quality and total volume of water that can be discharged, which may limit the rate of development and options for discharge and disposal.

Underground injection control

The SDWA and comparable state statutes regulate the subsurface emplacement of fluids and impose requirements on certain underground injection of fluids, including produced water, to protect public drinking water. Injection of fluids is governed by federal or state regulatory authorities which may include the state oil and natural gas regulatory authority or the state’s environmental authority. These regulatory requirements may increase the cost of compliance for some facilities.

Regulators may view our technology as an injection subject to the requirements of the SDWA. Many states have been authorized to implement SDWA requirements and regulate injection wells within their boundaries. In Wyoming, the WDEQ regulates SDWA Class V injection wells involving injections into freshwater aquifers and the WOGCC regulates SDWA Class II wells involving injection into oil and natural gas reservoirs. In the PRB, our injections will be into freshwater aquifers. We, therefore, are required to receive Class V permits from the WDEQ. Under the new Wyoming state legislation passed in February 2011, we are allowed to secure a Class V permit from the WDEQ and use that WDEQ permit for approval of a unit and authorization of our Restoration Process in the necessary WOGCC applications and hearings. The rules implementing this legislation are expected to be finalized by the fall of 2011. Until such rules are finalized, we cannot resume our Restoration Process on our wells in Wyoming.

To inject our nutrient formulations into fresh water in states other than Wyoming, we may be required to work with multiple regulatory agencies to permit our Restoration Process, and we may be required to seek legislative changes in other states. We cannot guarantee that we will be able to successfully resolve the various underground injection control permitting issues in each state in which we seek to deploy our technology.

In addition, while we do not currently utilize hydraulic fracturing in our operations as a means of maximizing the productivity of our wells, we may utilize fracturing in connection with our operations in the future. Although injection of fluids in connection with hydraulic fracturing operations related to natural gas production is now exempt from the SDWA underground injection control requirements, heightened debate over whether the fluids used in hydraulic fracturing may contaminate drinking water has led to increased scrutiny of the practice and to various federal and state proposals to impose restrictions on fracturing operations. For example, the EPA has recently asserted authority over certain hydraulic fracturing operations (which are being contested in litigation by industry groups) and is collecting information as a part of a study into the effects of hydraulic fracturing on drinking water.

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Initial research results are expected by the end of 2012. In addition, some states have issued or are considering moratoria on certain new natural gas development and some (including Wyoming) now require disclosure of hydraulic fracturing fluid content. At this time, it is not possible to predict the final outcome of EPA’s study or any new federal or state requirements that may affect hydraulic fracturing. Any new restrictions imposed on the use of hydraulic fracturing could have a significant impact on our business, financial condition and results of operations.

Air emissions

We are subject to federal, state and local requirements that control emissions from sources of air pollution. Administrative or judicial enforcement actions for failure to comply strictly with air regulations or permits may be brought for any non-compliance and may include payment of monetary fines, correction of any identified deficiencies or shutdown of non-compliant sources. Alternatively, regulatory agencies could impose civil or criminal liability for non-compliance. An agency could require us to forego construction or operation of certain air emission sources.

Our coalbed methane operations will likely involve the use of natural gas-fired generators and compressors to transport natural gas that we produce. Emissions of nitrogen oxides and other combustion by-products from individual or multiple generators and compressors at one location may be great enough to subject the compressors to federal and state air quality requirements for pre-construction and operating permits. We cannot guarantee that we will not have significant delays or problems in obtaining any required air permits or that we will be able to operate these generators and compressors in compliance with permits and applicable federal, state and local laws and regulations without undue cost or burden to our business activities. In addition, particulate matter resulting from construction activities and vehicle traffic at our locations may be subject to air permitting requirements. We cannot guarantee that we will not experience any difficulty complying with any potentially applicable environmental requirements related to particulate matter and that we will not need to obtain permits relating to particulate matter.

Climate change

According to certain scientific studies, emissions of carbon dioxide, methane, nitrous oxide and other gases commonly known as greenhouse gases, or GHG, may be contributing to global warming of the earth’s atmosphere and to global climate change. In response to the scientific studies, legislative and regulatory initiatives on the federal, regional, state and local levels are underway to limit GHG emissions. The US Supreme Court determined that GHG emissions fall within the federal Clean Air Act, or CAA, definition of an “air pollutant,” and the EPA followed this with an endangerment finding paving the way for regulation of GHG emissions under the CAA. The EPA has also promulgated rules requiring certain large sources to report their GHG emissions, including certain upstream oil and natural gas facilities. Regulations may be expanded in the future to apply to additional GHG sources. Because regulation of GHG emissions is relatively new, further regulatory, legislative and judicial developments are likely to occur. Such developments may affect how these GHG initiatives will impact our operations. Further, apart from these developments, recent judicial decisions that have allowed certain tort claims alleging property damage to proceed against GHG emissions sources may increase our litigation risk for such claims. Due to the uncertainties surrounding the regulation of and other risks associated with GHG emissions, we cannot predict the financial impact of related developments on us.

COMPETITION

We view traditional E&P companies, other biogenic gas creation companies and alternative clean energy companies as our main competitors.

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Traditional E&P competition

The traditional E&P industry is intensely competitive and many of our competitors in this industry have greater resources than us. Although our methane is similar to natural gas from other sources, we believe that our process differentiates us from traditional E&P companies. Our natural gas is created and produced in real-time in a sustainable manner, rather than extracted in a rapidly depleting manner from stored and finite resources. We believe the economics of our Restoration Process are more favorable than that of traditional E&P companies. Our ability to reuse existing wells and infrastructure substantially reduces our capital investments, and provides significant competitive cost advantage relative to shale and traditional E&P companies.

Access to resources on which we can deploy our technology is critical to executing our business plan. Most resources suitable for our process are presently owned by traditional E&P producers. We intend to acquire such properties and will likely encounter competition from other producers who see value in owning the properties. Where we cannot acquire properties, we may form partnerships with owners to deploy our technology.

Biogenic gas creation competition

We are aware of other companies developing and/or planning to commercialize bioconversion technology that is similar to or potentially overlaps with our technology portfolio. These companies include Ciris Energy, Inc., or Ciris, Synthetic Genomics, Inc., or SGI, and Next Fuel, Inc., or Next Fuel.

Ciris is a privately owned company based in Centennial, Colorado. Ciris’ patents suggest they use a bioconversion process that involves injecting both chemicals and nutrients down coalbed methane wells. The chemicals serve to solubilize a fraction of the coal and nutrients stimulate microbes to produce methane. We understand that Ciris has had limited application of its technology in the field.

SGI is a privately owned company based in La Jolla, California which conducts a broad range of research on next generation fuels and chemicals, hydrocarbon recovery and conversion, and agricultural products. In June 2007, BP invested in SGI and established a multi-year, research and development collaboration joint venture focused on microbial-enhanced solutions to increase hydrocarbon recovery. We believe SGI may not be restricting their process to use of native, and/or genetically unmodified micro-organisms as we have done.

Next Fuel is a public company (OTCQB: NXFI) with a coal to gas process. We understand that Next Fuel’s process re-introduces amendments that have been designed and tested to the wide range of microorganisms that exist in seams of coal and other carbonaceous deposits. Next Fuel’s proprietary amendments consist of constituents with depolymerizing and structure-altering functions to “condition” coal for the follow-up pathways for gas production. Because of the use of coal depolymerizing and structure-altering chemicals, we believe Next Fuel’s process may be suited for underground environments different from those available to our Restoration Process.

Alternative clean energy competition

Production of electricity is one of the primary uses of natural gas. Several clean technologies are used to produce electricity including wind, solar, hydro, geothermal, and nuclear power. Although these technologies produce only a minor percentage of all electricity, several are experiencing fast growth rates. In addition, many national and local governments are promoting and subsidizing the use of one or more of these technologies. As a result, we view these alternatives as competitors to our Restoration Process.

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While natural gas-fired technologies compete for a share of the clean energy market with alternative clean technologies, they can also be used to complement those that produce power intermittently like wind and solar. Intermittent sources generally require backup capacity. In many markets, gas-fired power plants are increasingly used to balance demand loads.

Natural gas can also be used as a low CO2 transportation fuel for CNG vehicles. As a result, our Restoration Process competes with a range of biofuel technologies that produce alcohols, bio-gasoline, bio-diesel, and bio-jet fuel.

AREAS OF OPERATIONS

Our primary geographic area of activity, and currently the only area in which we own and operate wells is the PRB. The greater PRB traverses about 90 miles from east to west and 200 miles from north to south, encompassing portions of northeastern Wyoming and southeastern Montana. The PRB, with continuous wide-spread thick coal seams, an extensive natural gas production infrastructure, water chemistry well suited to microbial methane bioconversion, and exceptional permeability for the efficient delivery of nutrients and production of natural gas among wells, has been our primary focus for the past eight years and will play a critical role in our future growth.

According to the EIA, the PRB accounts for approximately 42% of coal production in the United States and is the single largest source of coal mined in the United States. The majority of the coal in the basin is owned by the federal government and administered by the BLM. Oil and natural gas mineral rights are primarily held by private individuals along with significant federal and state ownership. The surface is rolling grasslands and is owned by federal and state agencies, along with private individual ranchers who may not have ownership of mineral rights under their property.

The PRB has undergone extensive coalbed methane development and is one of the largest accumulations of biogenic methane gas in the world. According to the WOGCC, to date over 30,000 wells have been drilled to develop the resource in Wyoming. At present, many coalbed methane operations in the basin are economically challenged and, according to the WOGCC, approximately 12,000 wells are shut-in or dormant as a result of mature, low rate production and current natural gas prices. We believe this situation will present us with a number of opportunities to acquire properties at attractive prices.

We presently own and operate over 1,350 wells in the PRB, many of which are currently shut-in, and have over 89,000 gross (75,000 net) acres held by production and approximately 110 miles of associated natural gas gathering pipelines and equipment. We control a producing infrastructure consisting of wells, equipment and natural gas gathering lines. Our intent is to expand our present holdings in the PRB through acquisitions of wells, thereby expanding our control of the basin’s significant bioresource. We plan to also continue acquiring gathering systems, reconfiguring transportation options and lowering those costs. As we progress, we will focus on projects of scale in the basin, forming additional production units, deploying our technology, and increasing our natural gas creation and production volumes, and cash flow.

OIL AND NATURAL GAS RESERVES

To comply with the requirements of Rule 4-10 of Regulation S-X as of December 31, 2010 and ASC 932 as adopted in 2010, we have compiled an internal reserve report for our natural gas properties, including estimated production, reserves, and net cash flows resulting from deployment of our Restoration Process. We do not believe proved reserves are a meaningful metric for valuing our company given that our

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technology creates new methane gas in real-time. We expect to increase proved reserves in the future and to demonstrate that our Restoration Process is a reliable technology in other areas outside of the PRB.

In estimating the volumes of reserves of natural gas that will be created from the deployment of our Restoration Process into coal seams in the PRB, our reservoir engineers rely principally on their observations of the production responses obtained from our field demonstration projects, which used our initial delivery process. Interpreted responses are then applied to analogous underground reservoir environments, sometimes after application of slight risking modifications to recognize local conditions. We do not recognize reserves for areas that have not undergone a pilot-phase field test that has shown positive early results. To date, no data from laboratory gas-creation studies has been used in the calculation of reserves.

Total proved reserves recorded at December 31, 2010 were 5.5 Bcf of natural gas and include anticipated production from approximately 200 wells that have demonstrated a positive response from our Restoration Process.

In the future, we anticipate estimating reserves using calculations that utilize a combination of the ongoing performance of our field demonstration projects, and the early and expanding performance of other projects utilizing our gas farming method. Assessment and documentation of analogous environments will utilize geological, geochemical, microbiological and production data. Future reserve estimates may also utilize results from future laboratory studies conducted using new flow-cell systems which more closely resemble reservoir conditions.

The following table sets forth certain information about our estimated proved reserves as of December 31, 2010:

Natural gas (MMcf)
Proved developed producing	5,524
Proved developed non-producing	—
Proved undeveloped	—

Total proved reserves	5,524

As of December 31, 2010, we had no proved undeveloped reserves or proved developed non-producing reserves. Estimated future costs related to our gathering system and plugging and abandonment costs are expected to total approximately $1.7 million.

The estimated cash flows from our proved reserves at December 31, 2010 were as follows:

(In thousands)	Proved developed producing	Proved developed non- producing	Proved undeveloped	Total proved
Estimated pre-tax future net cash flows(1)	$2,497	—	—	$2,497
Discounted pre-tax future net cash flows (PV-10)(1)	$1,476	—	—	$1,476

(1)

Estimated pre-tax future net cash flows and discounted pre-tax future net cash flows, or PV-10, are generally considered to be non-GAAP measures because they exclude income tax effects. Management believes these non-GAAP measures are useful to investors as they are based on prices, costs and discount factors which are consistent from company to company, while the standardized measure of discounted future net cash flows is dependent on the unique tax situation of each individual company. As a result, we believe that investors can use these non-GAAP measures as a basis for comparison of the relative size and value of our reserves to other companies. We also

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understand that securities analysts and rating agencies use these non-GAAP measures in similar ways. The following table reconciles undiscounted and discounted future net cash flows to the standardized measure of discounted cash flows as of December 31, 2010:

(In thousands)	Total proved
Estimated pre-tax future net cash flows	$2,497
10% annual discount	(1,021)
Discounted pre-tax future net cash flows	1,476
Future income taxes, discounted at 10%	—

Standardized measure of discounted future net cash flows	$1,476

We have not filed any reports with other federal agencies that contain an estimate of total proved net natural gas reserves.

The technical person primarily responsible for overseeing preparation of the reserves estimates and supervising the third party reserves audit is the Vice President of Engineering. His qualifications include 35 years of broad reserves and evaluation experience in numerous domestic and international basins, and management of the reserves books at large and small natural resource companies. He holds the degrees of B.S. in Chemical Engineering and Master of Business Administration, and is a member of the Society of Petroleum Engineers.

Ryder Scott conducted a reserves audit of the estimates of the proved reserves, future production and discounted future net income as of May 31, 2011 prepared by our engineering staff. It is Ryder Scott’s opinion that the overall procedures and methodologies utilized by us in preparing our estimates of the proved reserves, future production and discounted future net income as of May 31, 2011 comply with the current SEC regulations and that the overall proved reserves, future production and discounted future net income for the reviewed properties as estimated by us are, in the aggregate, reasonable within the established audit tolerance guidelines of 10% as set forth in the auditing standards of the Society of Petroleum Engineers. Our estimated proved reserves as of such date were 5,341 MMcf and the standarized measure of discounted future net cash flows was approximately $1.4 million. Comparable procedures and methodologies were utilized by us to arrive at our estimates of reserves at December 31, 2010 and June 30, 2011.

RESEARCH & DEVELOPMENT

New science and technology advancement are the basis of our Restoration Process and underpin our ability to produce biogenic methane at a cost that is competitive with traditional natural gas producers. We plan to continue to invest significantly in R&D to increase the rate and yield of methane gas creation from coal and to deploy our technology to new basins.

Our R&D effort is aimed at gaining an understanding of the nature and relationship between hydrocarbon deposits, water and microbes in order to quickly and accurately customize treatments for increased production rate and yield, and optimize the hydrocarbon conversion process. We also look to broaden the applicability of our technology across different ranks of coals and in a broader range of coalbed environments (e.g., more saline environments) and other geographic locations.

Our R&D initiatives have been established around a fundamental principle that the type of catalysts present in hydrocarbon deposits have the most profound effect on the rate of methane formation and that yield may be affected based on the choice of catalyst used. The biogenic creation of new natural gas from subsurface hydrocarbon deposits is predicated on the conversion of coal to the molecules used by microorganisms to make methane.

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The following are our main R&D initiatives:

➢	Microbial Activity Platform aimed at identifying the microbial community associated with maximum natural gas production;

➢	Nutrient Formulations aimed at developing more effective nutrient formulations and systems for their delivery;

➢	Rapid Assessment Tools aimed at acquiring or developing tools, methods, and processes for accelerating assessment of coal basins for microbial activity;

➢	Treatment Simulation Program aimed at determining the effects of various flow regimes, water chemistry, and nutrient formulations on coal conversion;

➢	Geochemistry Platform aimed at characterizing the organic fraction of coal that the microorganisms preferentially convert; and

➢	Metabolic Pathways and Metabolites Platform aimed at determining the mechanisms by which bioconversion of key coal molecules occurs.

The following table shows our research and development costs by function during the three years ended December 31, 2008, 2009 and 2010, in thousands:

Research and development expense

	2008	2009	2010
Lab research & technology development	$2,668	$3,233	$3,364
Restoration science & applied engineering	824	1,066	2,283
Field testing & technology demonstration	1,543	2,398	1,875
Other	189	135	235

	$5,224	$6,832	$7,757

As of the date of this prospectus, our R&D department consists of 47 employees, seven of whom hold PhDs.

SALES VOLUMES, PRICES AND PRODUCTION COSTS

The following table sets forth our sales volumes, the average prices we received before hedging, the average prices we received including hedging gains (losses) and average production costs associated with our sale of natural gas for the periods indicated. We account for our hedges using the normal purchase and sale exception permitted under ASC 815, Derivatives and Hedging, and accordingly are not required to apply its provisions to the fixed price contracts. As a result, no asset or liability has been recorded for the fair value of these contracts in the accompanying financial statements. We have elected to include the gains and losses from these contracts within revenue.

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	Year ended December 31,
	2008	2009	2010
Sales volumes:
Natural gas volumes (MMcf)
Powder River Basin	778.9	486.4	631.7

Total natural gas	778.9	486.4	631.7

Average natural gas prices based on sales volumes:
Natural gas price (per Mcf)	$5.57	$2.94	$3.83
Natural gas price including derivative gains (losses)
(per Mcf)	6.83	7.86	3.83
Average production costs (per Mcf) based on sales volumes:
Lease operating expense	$3.81	$6.28	$6.58
Gathering and transportation expense	0.99	1.88	2.27
Production taxes	0.54	0.27	0.33

DRILLING AND OTHER EXPLORATION AND DEVELOPMENT ACTIVITY

We have not drilled any exploratory or developmental wells in any of the previous three fiscal years ended December 31, 2008, 2009 and 2010.

During this time period, we have performed other developmental activities similar to enhanced recovery techniques in the form of our Restoration Process. We have performed our Restoration Process on third party wells and wells we own and operate within the PRB on 421 occasions and we have performed our Restoration Process on wells in which we do not have an operating interest outside of the PRB on 110 occasions. The following table summarizes this development activity for each of the past five fiscal years and for the first six months of 2011.

Year	Non-PRB	PRB	Total
2006	—	91	91
2007	—	32	32
2008	—	148	148
2009	35	142	177
2010	63	8	71
2011 (as of June 30)	12	—	12

Total	110	421	531

PRODUCTIVE WELLS

The following table shows the number of productive wells that we owned by area at December 31, 2010:

	Natural gas
	Gross	Net
Powder River Basin	1,380	1,123

Total	1,380	1,123

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LEASEHOLD ACREAGE

The following table shows our approximate developed and undeveloped (gross and net) leasehold acreage by area as of December 31, 2010:

	Leasehold acreage
	Developed		Undeveloped
	Gross	Net	Gross	Net
Powder River Basin	78,629	64,595	10,471	10,088

Total	78,629	64,595	10,471	10,088

UNDEVELOPED ACREAGE EXPIRATIONS

The table below summarizes, as of December 31, 2010, our undeveloped acreage scheduled to expire by year.

	Acres expiring
Twelve months ending:	Gross	Net
December 31, 2011	314	314
December 31, 2012	361	361
December 31, 2013	6,288	6,288
December 31, 2014	—	—
December 31, 2015	—	—

Total	6,964	6,964

We have lease acreage that is generally subject to lease expiration if initial wells are not drilled within a specified period, generally not exceeding three years. As is customary in the natural gas industry, we can retain our interest in undeveloped acreage by drilling activity that establishes commercial production sufficient to maintain the leases or by payment of delay rentals during the primary term of such a lease. We do not expect to lose significant lease acreage because of failure to drill due to inadequate capital, equipment or personnel. However, based on our evaluation of prospective economics, we have allowed acreage to expire and may allow additional acreage to expire in the future.

Additionally, we have several large federal leases with portions that currently have no development on them. Although the federal government has allowed the entire leased area to be held by us based on production from a portion of the leased area to this point, the federal government has the right to segregate the undeveloped tracts and treat those parts as undeveloped. We could therefore forfeit those undeveloped tracts at some point in the future if we do not develop them.

TITLE TO PROPERTIES

We believe that title to our natural gas properties is good and defensible in accordance with standards generally accepted in the natural gas industry, subject to such exceptions which, in our opinion, are not so material as to detract substantially from the use or value of such properties. Our properties are typically subject, in one degree or another, to one or more of the following:

➢	royalties and other burdens and obligations, express or implied, under natural gas leases;

➢	overriding royalties and other burdens created by us or our predecessors in title;

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➢

a variety of contractual obligations (including, in some cases, development obligations) arising under operating agreements, farmout agreements, production sales contracts and other agreements that may affect the properties or their titles;

➢	back-ins and reversionary interests existing under purchase agreements and leasehold assignments;

➢

liens that arise in the normal course of operations, such as those for unpaid taxes, statutory liens securing obligations to unpaid suppliers and contractors and contractual liens under operating agreements, pooling, unitization and communitization agreements, declarations and orders; and

➢	easements, restrictions, rights-of-way and other matters that commonly affect property.

To the extent that such burdens and obligations affect our rights to production revenues, they have been taken into account in calculating our net revenue interests and in estimating the size and value of our reserves. We believe that the burdens and obligations affecting our properties are conventional in the industry for properties of the kind that we own.

SEASONALITY

Our operations are affected by seasonal weather conditions and lease stipulations designed to protect various wildlife. Generally, the demand for natural gas decreases during the spring and fall months and increases during the winter months and in some areas during the summer months. Seasonal anomalies such as mild winters or hot summers can lessen or intensify this fluctuation. Conversely, during extreme weather events such as blizzards, hurricanes, or heat waves, pipeline systems can become temporary constraints to supply meeting demand thus amplifying localized price spikes. In addition, pipelines, utilities, local distribution companies and industrial users utilize natural gas storage facilities and purchase some of their anticipated winter requirements during the warmer months. This can lessen seasonal demand fluctuations. World weather and resultant prices for liquefied natural gas can also affect deliveries of competing liquefied natural gas into this country from abroad, affecting the price of domestically produced natural gas. In addition, adverse weather conditions can also affect our production rates or otherwise disrupt our operations.

FACILITIES

Our corporate headquarters are located in Golden, Colorado, where we occupy approximately 28,200 square feet of office and laboratory space. Our lease for this facility expires on June 30, 2013 but can be extended for an additional three years under similar terms. We believe that this facility is adequate for our needs for the immediate future and that, should it be needed, additional space can be leased to accommodate any future growth. We also lease a field production office and mixing facilities in Gillette, Wyoming.

EMPLOYEES

As of the date of this prospectus, we employed 70 full-time employees. Of these employees, 54 were located in Golden, Colorado and 16 were located in Gillette, Wyoming. Of these employees, 47 were engaged in research and development activities and 23 engaged in general, administrative and business development activities. As of the date of this prospectus, 16 of our employees held advanced degrees. None of our employees are represented by a labor union, and we consider our employee relations to be good.

LEGAL PROCEEDINGS

From time to time, we may be involved in litigation relating to claims arising out of our operations. We are not currently involved in any material legal proceedings.

Management

EXECUTIVE OFFICERS, KEY EMPLOYEES AND DIRECTORS

The following table sets forth certain information about our executive officers, key employees and directors, as of the date of this prospectus.

Name	Age	Position(s)
Robert L. Cavnar	58	President, Chief Executive Officer and Director
Brian J. Cree	48	Chief Operating Officer and Chief Financial Officer
William R. Mahaffey, Ph.D.	57	Chief Technology Officer
David M. Austgen, Ph.D.	52	Chief Development Officer
Michael Sabol	45	Chief Accounting Officer
Matthew J. Micheli	35	Corporate Counsel and Secretary
Jeffrey L. Weber	61	Vice President of Geosciences
Roland P. DeBruyn	57	Vice President of Engineering
R. Verlin Dannar	55	Vice President of Field Operations
Lisa Rice	45	Vice President of Administration and Human Resources
Eric Szaloczi (1)	62	Founder and Chairman of the Board of Directors
Raymond J. Lane (1)	64	Director
Matthew A. Gibbs (1)	42	Director
George Hutchinson (2)	55	Director

(1)	Member of the compensation committee.
(2)	Member of the audit committee.

Robert L. Cavnar has served as our President and Chief Executive Officer and as a director since 2010. He is responsible for our vision, strategy, growth initiatives and clean energy policy. Prior to joining us, from 2005 to 2009, Mr. Cavnar served as President and Chief Executive Officer of Milagro Exploration, a privately held oil and gas exploration company based in Houston, Texas with operations along the Texas, Louisiana and Mississippi Gulf Coast and offshore Gulf of Mexico. Prior to Milagro, from 2002 to 2005, he served as Chairman, President and Chief Executive Officer of Mission Resources where he led the recovery of the company’s financial strength through balance-sheet restructuring and realignment of producing properties. Prior to Mission, Mr. Cavnar held executive positions at El Paso Corporation and led several business unit restructurings. Previously, he was Executive Vice President and Chief Financial Officer of Cornerstone Natural Gas. Mr. Cavnar is a 30 plus year industry veteran with deep experience in operations and management of both public and private energy companies who began his career working on drilling rigs and in field operations, spending 10 years in the field managing multiple rig drilling programs, as well as construction of gas processing facilities. Mr. Cavnar is author of Disaster on the Horizon: High Stakes, High Risks, and the Story Behind the Deepwater Well Blowout. He holds a M.B.A. from the Cox School of Business at Southern Methodist University and a B.S. from Eastern Michigan University, and completed the Program for Management Development at the Harvard Business School. He is Senior Chairman of the board of the Houston Grand Opera, and serves on the board of the Center for National Policy in Washington, D.C. We believe that Mr. Cavnar’s qualifications to serve on our board of directors include his experience as Chief Executive Officer of energy companies and as a business leader as well as his extensive management experience in the energy industry.

Management

Brian J. Cree has served as our Chief Operating Officer since November 2010, where he oversees the operational, financial, administrative and regulatory aspects of the company. He has also served as our Chief Financial Officer since June 2007. Mr. Cree has spent 17 years in the oil and gas industry but also held roles with companies in other industries. Prior to joining us, Mr. Cree served as Vice President of Finance and Chief Financial Officer of ZettaCore, Inc., a start-up molecular memory company, from 2002 to 2007. Before ZettaCore, from 1999 to 2000, Mr. Cree served as Chief Financial Officer and Chief Operating Officer of Wellogix, Inc., an oil and gas software company. Previously, he served as Chief Operating Officer, Executive Vice President and was a director of Patina Oil & Gas Corporation, overseeing its day to day operations and public financial reporting. Mr. Cree helped form Patina in 1996, when it merged with Gerrity Oil & Gas Corporation, where he held several executive positions including Chief Operating Officer, Senior Vice President of Operations, and Chief Accounting Officer, and was also a director. Prior to Gerrity, Mr. Cree was employed by the accounting firm of Deloitte & Touche in Denver, Colorado. He served as Vice Chairman of the Colorado Oil and Gas Conservation Commission, a position appointed by the Governor, from 1999 until 2007. Mr. Cree has a B.A. in Accounting from the University of Northern Iowa.

William R. Mahaffey has served as our Chief Technology Officer since 2009, overseeing scientific research and technology field transfer. From 1995 to 2009, Dr. Mahaffey was the President (Founder) and Chief Technology Officer of Pelorus Environmental and Biotechnology Corporation. Prior to Pelorus, Dr. Mahaffey was Vice President of Research and Biotechnology Applications of Ecova Corporation. As a microbiologist and biochemist, he has 25 years of international experience related to biodegradation and remediation of organic pollutants in the environment. Dr. Mahaffey has served on governmental and industry advisory boards as a recognized expert in the field of bioremediation, chemical oxidation and the in situ application of these technologies for restoration of groundwater. He was an on-scene advisor to the EPA during the Exxon Valdez crisis and consulted with the National Environmental Technologies Application Center at the University of Pittsburgh on development of bioremediation technology screening protocols for post spill response. Dr. Mahaffey has served as an international consultant on in situ bioremediation initiatives for the Swedish National Oil Stockpile Agency, Japan Research Institute, and Japan Environmental Agency. Dr. Mahaffey served as a Technical Advisor to Sandia National Laboratories coordinating the first field scale application of Enhanced In Situ Anaerobic Bioremediation. Throughout his career Dr. Mahaffey has managed major technology research, development and demonstration programs in bioremediation and technology transfer for such entities as Amoco, Condea Vista, Union Pacific Rail Road, Chevron, Unocal, Phillips Petroleum, Gates Rubber, Texaco, Toyota, Ebara and Organo. Dr. Mahaffey received a B.S. and M.S. from the State University of New York, and a Ph.D. in Microbial Biochemistry from The University of Texas.

David M. Austgen has served as our Chief Development Officer since February 2011. With over 23 years of experience in energy and petrochemicals, Mr. Austgen focuses on our mission to create sustainable, long-term gas production resources by establishing strategic partnerships and transactions that will accelerate our growth. Prior to joining us, Mr. Austgen held a variety of positions from 1989 to 2011 at Shell. In his role as Senior Business and JV Manager at Shell Biofuels, Mr. Austgen led teams in commercializing advanced biofuel technologies being developed through partnerships with Iogen Corporation, Virent Energy Systems, and Codexis, among others. He was also responsible for business development in South America. In his prior assignment he was Global Manager, Technology and Operations of Shell Hydrogen. In this assignment, Mr. Austgen represented Shell as a board member in a number of Shell Hydrogen’s joint ventures. Previously, Mr. Austgen led Shell Chemicals’ Strategic Innovation Program, served as an internal strategy consultant for Shell Oil Products US, and managed product development teams in the R&D organization. Mr. Austgen was a Lecturer and Adjunct Professor of Management from 1997 to 2004 at the Jones Graduate School of Management at Rice

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University, where he taught courses on the Strategic Management of Innovation and Technology. During 2010, Mr. Austgen served as a consultant to KiOR and American Process Inc., both advanced biofuel companies. He is currently a member of the advisory committees for American Process Inc. and CoolPlanetBiofuels. Mr. Austgen has a B.S. in Chemical Engineering from the University of Notre Dame, and a Ph.D. in Chemical Engineering and a M.B.A., both from The University of Texas.

Michael Sabol has served as our Chief Accounting Officer since May 2011, where he oversees accounting, financial reporting, information technology and risk management aspects of the company. From 2008 to 2011, he was Chief Financial Officer of Range Fuels Inc., a biofuels company based in Colorado developing commercial scale cellulosic biofuels technology. Prior to Range Fuels, Mr. Sabol held various leadership roles in the finance group of multinational telecommunications companies Qwest Communications and Bell Atlantic from 1995 to 2008. From 1993 to 1995, he was the Assistant Controller of Remington Arms Company, a firearms and ammunition company. Prior to Remington, Mr. Sabol was an audit manager at the accounting firm of Price Waterhouse in Philadelphia, Pennsylvania. Mr. Sabol has a B.S. in Accounting and English from King’s College.

Matthew J. Micheli has served as our Corporate Counsel since January 2011 and Secretary since May 2011, where he leads our legal, land, and regulatory efforts. From 2004 to 2011, Mr. Micheli first served as an Associate and then as a Partner of Holland & Hart LLP, a law firm delivering integrated legal solutions, with a focus on trial and dispute resolution and an emphasis on disputes arising from mineral extraction. At Holland & Hart, Mr. Micheli advised oil and gas clients in all areas of mineral extraction and development including Wyoming Split Estate Act compliance, condemnation, surface use agreement negotiations and litigation, and state and federal regulatory compliance. Prior to Holland & Hart, Mr. Micheli worked as an Associate for Hughes & Luce LLP, which was acquired in 2008 by KL Gates LLP. Mr. Micheli has been listed in Chambers USA: America’s Leading Lawyers for Business and in Super Lawyers as a Mountain States Rising Star for Energy & Natural Resources. Mr. Micheli has a B.A. from the University of Wyoming and a J.D. from Brigham Young University’s J. Reuben Clark Law School.

Jeffrey L. Weber has served as our Vice President of Geosciences since 2003 and is responsible for the planning, direction and execution of geosciences in pursuit of our growth and technology objectives. Mr. Weber is a registered Professional Geologist in the State of Wyoming and a Certified Professional Geologist with over 35 years of oil and gas exploration and production experience worldwide in both conventional and unconventional plays. Prior to joining us in 2003, Mr. Weber held the position of Vice President of Exploration with Fidelity Exploration and Production Company beginning in 2000, and with Preston, Reynolds & Co. Inc. beginning in 1996. Upon graduation from Texas A&M University, with a B.S. in Geophysics in 1971, Mr. Weber joined Gulf Oil where, as Regional Geophysicist, he was responsible for Gulf’s exploration efforts in the onshore and offshore Texas Gulf Coast. Between 1978 and 1996, Mr. Weber was engaged in independent geological/geophysical prospect generation and consulting. Mr. Weber is a member of the American Association of Petroleum Geologists, the American Institute of Professional Geologists, and the Rocky Mountain Association of Geologists.

Roland P. DeBruyn has served as our Vice President of Engineering since 2003. In this role, he directs our engineering sciences, which involves the synthesis and integration of advanced petroleum reservoir science with the company’s biologic research. Mr. DeBruyn has 35 years of experience in petroleum and chemical engineering, gained from technical and executive positions with large and small companies prior to working with us. He was a staff engineer and technical supervisor with Dome Petroleum (1976-1984) and Quinoco Petroleum (1984-1988). From 1989 through 1994, he was Vice President and Gulf Coast District Manager with Hallwood Petroleum. He served as Vice President-Engineering with Preston,

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Reynolds & Co., Inc. and its affiliated start-up coalbed methane development companies from 1994 through 2000, and then served Fidelity Exploration & Production Company from 2000 through 2003 in the same capacity. Mr. DeBruyn holds a B.S. in Chemical Engineering from the University of Calgary and a M.B.A. from the University of Phoenix. He is a member of the Society of Petroleum Engineers and is registered as a professional engineer in Alberta, Canada.

R. Verlin Dannar has served as our Vice President of Field Operations since 2003 and is responsible for implementation of our restoration and sampling technology as well as the coordination of gathering anaerobic core samples from diverse hydrocarbon fields located both domestically and abroad. From 2000 to 2003, Mr. Dannar was in Project Management for Fidelity Exploration and Production Company. From 1995 to 2000, he was the Operations Manager at Preston, Reynolds & Co., Inc. Previous experience included working with Phillips Petroleum from 1983 to 1993 along with other large and small oil & gas companies. Mr. Dannar has owned and managed companies including Thunder Basin Wireline, Thunder Basin Pumping Service, Thunder Basin Operating, Methane Service Corp, Dannar Minerals, Dannar Farms and Thunder Basin Mechanical. Mr. Dannar has over 31 years of operations management experience in executive management and the field.

Lisa Rice has served as our Vice President of Administration and Human Resources since June 2011, where she oversees administration, human resources, marketing, public relations and communications aspects for us. Prior to joining us, from 2005 to 2011, Ms. Rice oversaw administration and human resources in the financial services arena for Specialized Loan Servicing and Westerra Credit Union. Prior to 2005, Ms. Rice was a human resources leader for several Colorado based companies, including HealthOne and MDC Holdings. Ms. Rice has led the administrative, human resources, public relations and communications functions for several start-up technology firms. Ms. Rice has a B.A. in Sociology from the University of Colorado, an M.A. in Organizational Management from the University of Phoenix, and holds a Senior Professional in Human Resources certification issued by the Society for Human Resources Management.

Eric Szaloczi is our founder and has served as Chairman of the Board since 2003. He also served as our Chief Executive Officer until 2005. Mr. Szaloczi was instrumental in the discovery and development of the coalbed methane industry in the Powder River Basin of Wyoming. During the basin’s development, he came to believe that the gas being produced was created by ongoing biological activity within the coal and was not, as commonly believed, the artifact of ancient geologic processes. These discoveries ultimately led to the inspiration for our formation. As an executive, operator, investor and entrepreneur in the oil and gas industry for over 40 years, Mr. Szaloczi has extensive management experience in all phases of the domestic oil and gas business. He has led exploration, production, transportation and marketing efforts in most producing regions of North America. Mr. Szaloczi has worked as an independent producer and in senior level corporate management positions. Prior to our formation, he was President of Fidelity Exploration & Production Company. He was founder, Director and CEO of Preston, Reynolds & Co., Inc. Mr. Szaloczi is a founder and current Director of the Blue Mountain Foundation, a philanthropic organization supporting a wide variety of charities. We believe that Mr. Szaloczi’s qualifications to serve on our board of directors include being a thought leader in the development of sustainable biogenic gas creation technology and his extensive energy industry experience.

Raymond J. Lane has served as a director since 2008. Mr. Lane has been a Managing Partner at Kleiner Perkins Caufield & Byers, a prominent venture capital firm, since 2000 and currently serves as Chairman of the board of directors of the Hewlett-Packard Company. Mr. Lane was President and Chief Operating Officer of Oracle Corporation, the leading enterprise software and services company. From 1993 to

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1997, he also served as the Executive Vice President of Oracle and President of Worldwide Operations. From 1995 to 2000, Mr. Lane served as a Director of Oracle. Prior to joining Oracle, Mr. Lane was a senior partner with Booz-Allen & Hamilton, where he pioneered and led the Information Systems Group. Mr. Lane also served on Booz-Allen’s board of directors and Executive Management Committee. He currently serves on the Board of Governors of West Virginia University. For several years, Mr. Lane has served as Vice Chairman of Special Olympics International and the International Board of Special Olympics. He was elected to the Academy of Distinguished Graduates of West Virginia University and serves on the University’s Foundation Board. Mr. Lane received a bachelor’s degree in mathematics and an honorary Ph.D. in Science from West Virginia University and an honorary Doctorate from Golden Gate University. We believe Mr. Lane’s qualifications to serve on our board of directors are his prominent career as a business leader and extensive experience managing high growth technology companies.

Matthew A. Gibbs has served as a director since December 2008. Mr. Gibbs is a General Partner of Oxford Bioscience Partners, a venture capital firm that has invested over one billion dollars in life science, clean-energy, and healthcare technologies. Mr. Gibbs has 17 years of experience in financing venture backed technology companies. Mr. Gibbs joined Oxford in 1997, became a General Partner in 2005 and leads the clean-energy initiative at Oxford with investments in microbial generated natural gas and biotechnology enhanced oil recovery. He currently serves on the board of directors of Glori Energy and on the boards of directors of several Oxford portfolio companies. Mr. Gibbs was with MedVest, Inc., a venture capital syndicated fund, with Johnson & Johnson Development Corp and Oak Investment Partners, from 1994 to 1996. He received a B.A. from the University of Colorado – Boulder. Mr. Gibbs brings extensive experience in business and the building of companies from early stage to commercial scale to our board of directors.

George Hutchinson has served as a director since 2007. He is a Managing Director and Partner at Jefferies Capital Partners, or JCP, a private equity fund, where he focuses on energy investing across the entire energy value chain. Mr. Hutchinson has 25 years of experience in energy finance and has achieved success on both the buy-side and sell-side. Prior to JCP, Mr. Hutchinson was Senior Managing Director for Jefferies Randall & Dewey, a leading worldwide oil and gas advisor. In 2003, Mr. Hutchinson joined Friedman Billings & Ramsey, or FBR, as Managing Director in the Houston energy office, where he specialized in energy Rule 144A equity placement and led the firm to a leading position in sole managed energy equity underwritings. Prior to FBR, Mr. Hutchinson acted as Managing Director and head of the Houston office for Trust Company of the West. Mr. Hutchinson received his undergraduate degree from Boston University’s School of Management. We believe Mr. Hutchinson’s qualifications to serve on our board of directors include his years of experience in energy finance and transactions, and as a business leader.

BOARD COMPOSITION

Nine directors are authorized under the terms of our bylaws and we currently have five directors.

Upon the consummation of this offering, all of the provisions of our current certificate of incorporation and the stockholder agreement among us, the holders of our preferred stock and certain other of our stockholders regarding the election of directors, will terminate and there will be no further contractual obligations regarding the election of our directors.

Prior to the completion of this offering, we expect to add three additional directors to our board of directors. In accordance with our certificate of incorporation as in effect following the completion of this

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offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. After the completion of this offering, our directors will be divided among the three classes as follows:

➢	the Class I directors will be Messrs. , and , and their terms will expire at the annual meeting of stockholders to be held in 2012;

➢	the Class II directors will be Messrs. , and , and their terms will expire at the annual meeting of stockholders to be held in 2013; and

➢	the Class III directors will be Messrs. and , and their terms will expire at the annual meeting of stockholders to be held in 2014.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change of control at our company.

Our certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of the board of directors. In addition, our certificate of incorporation and bylaws will provide that our directors may be removed only for cause by the affirmative vote of the holders of at least a majority of the votes that all our stockholders would be entitled to cast in an annual election of directors. Any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

DIRECTOR INDEPENDENCE

Under Rule 5605 and Rule 5615(b) of The Nasdaq Stock Market, independent directors must comprise a majority of a listed company’s board of directors within one year of listing. In addition, The Nasdaq Stock Market rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under Rule 5605(a)(2) of The Nasdaq Stock Market, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. To be considered to be independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (i) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (ii) be an affiliated person of the listed company or any of its subsidiaries.

Immediately following the completion of this offering, we expect that at least five members of our board of directors will be “independent” under applicable rules of Rule 5605(a)(2) of The Nasdaq Stock Market.

BOARD COMMITTEES

Our board of directors currently has an audit committee and a compensation committee, and, upon the completion of the offering, will add a nominating and corporate governance committee. The composition

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and primary responsibilities of the committees are set forth below. The composition of these committees upon the completion of this offering will satisfy the independence standards for those committees established by the applicable rules and regulations of the SEC and The Nasdaq Stock Market. In addition, upon the completion of this offering, each of these committees will operate under a written charter that satisfies the applicable standards of the SEC and The Nasdaq Stock Market.

Audit committee

The sole member of our audit committee is Mr. Hutchinson and the committee does not currently operate under a written charter. Upon the completion of this offering, the members of our audit committee will be Messrs.             ,              and             , each of whom is a non-employee member of our board of directors.              will serve as the chairman of the committee. Our board of directors has determined that all members of our audit committee following this offering will meet the requirements for independence and financial literacy under the applicable rules and regulations of the SEC and The Nasdaq Stock Market. Our board of directors has determined that            will be our audit committee financial expert, as that term is defined under the applicable rules of the SEC, and has the requisite financial sophistication as defined under the applicable rules and regulations of The Nasdaq Stock Market. Our audit committee will assist our board of directors in overseeing (a) the integrity of our financial statements, (b) our compliance with legal and regulatory requirements, (c) the qualifications and independence of the independent registered public accountants and (d) the performance of our internal auditors (or other personnel responsible for the internal audit function).

Compensation committee

The current members of our compensation committee are Messrs. Szaloczi, Gibbs and Lane and the compensation committee does not currently operate under a written charter. Upon the completion of this offering, the members of our compensation committee will be Messrs.             ,              and             , each of whom is a non-employee member of our board of directors.            will serve as the chairman of the committee. Our board of directors has determined that each of the members of our compensation committee following this offering will be an independent or outside director under the applicable rules and regulations of the SEC, The Nasdaq Stock Market and the Code relating to compensation committee independence. Our compensation committee will provide oversight on the broad range of matters surrounding the compensation of management, including approving the compensation of our Chief Executive Officer, or CEO, and our other executive officers and employees.

Nominating and corporate governance committee

Our board of directors does not currently have a nominating and corporate governance committee. Upon the completion of this offering, the members of our nominating and corporate governance committee will be Messrs.             ,              and             , each of whom is a non-employee member of our board of directors.              will serve as the chairman of the committee. Our board of directors has determined that each of the members of our nominating and corporate governance committee is an independent director under the applicable rules and regulations of the SEC and The Nasdaq Stock Market relating to nominating and corporate governance committee independence. The nominating and corporate governance committee will provide oversight on the broad range of matters surrounding the composition and operation of our board of directors, including identifying individuals qualified to become directors and recommending director nominees.

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Code of business conduct and ethics

Our board of directors will adopt a code of business conduct and ethics in connection with this offering. The code will apply to all of our employees, officers (including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions), directors and consultants. Upon the completion of this offering, the full text of our code of business conduct and ethics will be posted on our website at www.lucatechnologies.com. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The current members of our compensation committee are Messrs. Szaloczi, Gibbs and Lane. Mr. Szalocki has previously been one of our officers (but not during 2010) and both Messrs. Gibbs and Lane are affiliated with certain of our significant stockholders which participated in our offerings of Series B preferred stock in September 2007 and March 2008 and our Series C preferred stock in December 2008. For more information, see “Certain relationships and related party transactions.” None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other committee serving an equivalent function) of any entity that has one or more executive officers serving on our board of directors or compensation committee.

DIRECTOR COMPENSATION

During 2010, we did not compensate our non-employee directors for their services on our board of directors other than Mr. Hutchinson, who received $1,500 for each meeting of our board of directors which he attended.

DIRECTOR COMPENSATION TABLE

The following table sets forth information regarding compensation earned by our non-employee directors during the fiscal year ended December 31, 2010.

2010 Director Compensation Table

Name	Fees earned or paid in cash ($)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Change in pension value and nonqualified deferred compensation earnings ($)	All other compensation ($)		Total ($)
Eric Szaloczi	—	—	—	—	—	$10,483	(1)	$10,483
Raymond J. Lane	—	—	—	—	—	—		—
Matthew A. Gibbs	—	—	—	—	—	—		—
Dr. Josef R. Wünsch(2)	—	—	—	—	—	—		—
George Hutchinson	$4,500	—	—	—	—	—		$4,500
Ken Brown(2)	—	—	—	—	—	—		—
Ben Kortlang(3)	—	—	—	—	—	—		—

(1)	Represents amounts paid to cover Mr. Szaloczi’s health insurance costs.

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(2)	Effective June 17, 2011 and June 19, 2011, respectively, each of Messrs. Wunsch and Brown resigned from our board of directors.
(3)	Mr. Kortlang resigned from the board of directors effective January 14, 2011. He was replaced by John Denniston, who resigned from the board of directors effective June 7, 2011.

EXECUTIVE COMPENSATION

Compensation discussion and analysis

The following discussion describes and analyzes the compensation of our named executive officers for 2010, which include our CEO, our former CEO, our Chief Financial Officer, or CFO, and the three most highly compensated executive officers other than the CEO and CFO as set forth under “Summary compensation table” below, or our named executive officers.

We were formed in 2003. While some of our founders continue to serve us in key capacities, we have added a number of executive officers since our formation, including our CEO, CFO and other executives. These additional officers have joined us at various times from formation through May 2011.

Compensation philosophy and objectives and elements of compensation

Our intent and philosophy in designing compensation packages at the time of hiring new executives has been based in part on providing compensation that we thought was sufficient to enable us to attract the talent necessary to further develop our business while at the same time being prudent in the management of our cash and equity in light of our early stage of development. Compensation of our executive officers after the initial period following their hiring has been influenced by the amounts of compensation that we initially agreed to pay them as well as by our evaluation of their subsequent performance, changes in their levels of responsibility, prevailing market conditions, our financial condition and prospects and our attempt to maintain some level of internal equity in the compensation of existing executives relative to the compensation paid to more recently hired executives.

We have compensated our executives with a combination of salaries and stock option awards. As a private company, the primary incentive value in our executive compensation program has been through the grant of stock option awards. This has allowed us to limit our use of cash while still offering key employees the opportunity to share in future gains by working towards a liquidity event for our investors, such as an initial public offering of our stock. We think this approach matched the expectations of our executives and of the market for executive talent. We also believe that it has provided an appropriate blend of compensation to retain our executives, reward them for performance in the short term and induce them to contribute to the creation of value in the company over the long term.

We view the different components of our executive compensation as part of a comprehensive program to attract, retain, and properly motivate our executives. We believe we must maintain a salary that is sufficiently competitive to position us to attract the executives that we need and that it is important that our executives perceive that over time they will continue to have the opportunity to earn a salary that they regard as competitive.

Our equity awards are also designed to be sufficiently competitive to allow us to attract executives. We have used stock options as the form of equity award for executives. Because our executive officers are awarded stock options with an exercise price equal to the fair market value of our common stock on the date of grant, these options will have value to our named executive officers only if the market price of our common stock increases after the date of grant. Typically, our stock option awards to executive

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officers vested and became exercisable at a rate of 25% per year beginning on the one-year anniversary of grant, although we also made awards which vested in full in one year after grant. Beginning in the fall of 2010, our awards vested 25% on the first anniversary of the date of grant and then vested in an equal amount monthly over the next three years. Our board of directors believes that these stock option awards align the interests of our named executive officers with those of the stockholders, because they create the incentive to build stockholder value over the long-term. In addition, our board of directors believes the four-year vesting provision of our equity awards improves our ability to retain our executives. We have also determined that in order to attract qualified executives in our market it is highly desirable to provide equity compensation that is regarded as competitive relative to the compensation provided by other privately held, venture-backed companies.

We typically grant stock options to executive officers in connection with their hiring. The size of the initial stock option award is determined based on the executive’s position with us and takes into consideration the executive’s base salary and other compensation. The initial stock option awards are intended to provide the executive with an incentive to build value in the organization over an extended period of time, while remaining consistent with our overall compensation philosophy. Insofar as we have to date incurred operating losses and consumed substantial amounts of cash in our operations, we have sought to attract executives to join us by compensating for cash salaries that were, in certain cases, lower than the salaries they earned in their prior positions, with stock options having the potential to provide significant value if we were successful.

We may also award additional stock option grants in recognition of a commendable performance and in connection with a significant change in responsibilities. Typically, our board of directors determines to make equity awards upon the recommendation of the Compensation Committee. In making its recommendation or determination, the committee or board of directors takes into account various factors. These factors include the responsibilities, past performance and anticipated future contribution of the executive officer, the executive’s overall compensation package and the executive’s existing equity holdings.

Stock options have been granted with an exercise price equal to the fair market value of our common stock on the applicable date of grant as determined by Qval, Inc., an outside third party firm that we engaged to provide consulting services. Upon completion of this offering, we expect to determine fair value for purposes of stock option pricing based on the closing price of our common stock on the stock exchange on which our common stock is listed on the date of the determination.

Compensation decision process

Historic.    Since our formation, our board of directors has overseen the compensation of our executive officers and our executive compensation programs and initiatives. While we have had a Compensation Committee of the board of directors, this committee has acted in an advisory role, assisting the board of directors in compensation matters. The board of directors has also sought, and received, significant input from our CEO with regard to the performance and compensation of executives other than himself.

Certain of our directors have significant experience with privately held venture-backed companies such as ours and the executive compensation practices of such companies, and have applied this knowledge and experience to their judgments regarding our compensation decisions.

Post-offering.    Prior to the completion of this offering, our board of directors will adopt a new charter for our Compensation Committee that will expand the committee’s responsibilities. In accordance with the amended charter, the committee will determine the annual compensation of our CEO and other

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executive officers and will regularly report its compensation decisions to the full board of directors. The committee will also administer our equity compensation plans, including the 2007 Plan. We expect that we will further amend and restate this plan upon completion of this offering. We also anticipate that the composition of the committee will be changed in connection with this offering.

The committee has not yet made significant decisions about the process that it will employ in performing these functions. All of our named executive officers continue to be paid the same salary that was in place at the end of 2010, except that Mr. Cree’s base salary was increased from $235,000 to $260,000 in January 2011. We have retained Hodak Value Advisors, or Hodak, a compensation advisory firm, to support the committee in developing our compensation structure as a publicly-held company. We expect that the committee, with assistance from Hodak, will develop a peer group of companies to which it will refer in making compensation decisions regarding executive compensation.

2010 compensation

During 2010, each of Messrs. Pfeiffer, Cree, Mahaffey, Weber and DeBruyn continued to receive the same base salary as was in place at end of 2009. No stock option grants were made to any of these executive officers in 2010.

In October 2010, Mr. Pfeiffer ceased serving as President and CEO and Mr. Cavnar was hired as his replacement. Mr. Pfeiffer remained our employee through December 31, 2010, after which he was engaged as our consultant until December 31, 2011. At the time of Mr. Cavnar’s hiring, we entered into an employment letter with him that included, among other things, a stock option award of 750,000 shares of common stock as described under “—Grants of plan-based awards.” For a description of the terms of his employment letter, see “—Employment arrangements and potential payments upon termination and change of control.”

Severance and change of control agreements

Pursuant to his employment letter, Mr. Cavnar is entitled to receive certain payments upon our termination of his employment with us without cause and upon termination without cause following a change of control. For a further discussion of these payments, see the tabular disclosure under “—Employment arrangements and potential payments upon termination and change of control.”

In connection with the closing of this offering, we expect to enter into employment agreements with each of our named executive officers (other than Mr. Pfeiffer) providing for, among other things, certain payments upon our termination of their employment with us without cause and upon termination without cause following a change of control. We believe that these agreements will appropriately balance our needs to offer a competitive level of severance protection to our executives and to induce our executives to remain in our employ through the potentially disruptive conditions that may exist around the time of a change in control, while not unduly rewarding executives for a termination of their employment.

Other executive benefits and perquisites

We provide the following benefits to our executive officers on the same basis as other eligible employees:

➢	health, dental and vision insurance;

➢	paid leave, which employees may use for personal time, vacation or sick days;

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➢	life insurance and supplemental life insurance;

➢	short-term and long-term disability; and

➢	a 401(k) plan.

We believe these benefits are generally consistent with those offered by other companies with which we compete for executive talent.

Some of the executives whom we have hired, including Mr. Cavnar, held positions in locations outside of the greater Denver metropolitan area at the time that they agreed to join us. We have agreed in these instances to pay relocation expenses to these executives, including costs associated with commuting from our facilities to their family’s home outside of the greater Denver metropolitan area. The amounts paid in 2010 to named executive officers are included in the “All other compensation” column under “Summary compensation table” below. We believe that, in order for us not to be limited to hiring executives located near our headquarters in the greater Denver metropolitan area, we must be willing to offer to pay an agreed upon amount of relocation costs.

Other compensation practices and policies

Tax considerations.    Section 162(m) of the Code disallows a tax deduction for any publicly held corporation for individual compensation exceeding $1.0 million in any taxable year for our chief executive officer and each of the other named executive officers (other than our chief financial officer), unless compensation is performance based. As we are not currently publicly-traded, our board of directors has not previously taken the deductibility limit imposed by Section 162(m) into consideration in setting compensation. We expect that our Compensation Committee will adopt a policy at some point in the future that, where reasonably practicable, we will seek to qualify the variable compensation paid to our executive officers for an exemption from the deductibility limitations of Section 162(m). Until such policy is implemented, the committee may, in its judgment, authorize compensation payments that do not consider the deductibility limit imposed by Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Policy regarding the timing of equity awards.    As a privately-owned company, there has been no market for our common stock. Accordingly, in fiscal 2010, we had no program, plan or practice pertaining to the timing of stock option grants to executive officers coinciding with the release of material non-public information. We do not, as of yet, have any plans to implement such a program, plan or practice after becoming a public company.

Policy regarding restatements.    We do not have a formal policy regarding adjustment or recovery of awards or payments if the relevant performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of the award or payment. Under those circumstances, our board of directors or the committee would evaluate whether adjustments or recoveries of awards were appropriate based upon the facts and circumstances surrounding the restatement.

Stock ownership policies.    We have not established stock ownership or similar guidelines with regards to our executive officers. All of our executive officers currently have a direct or indirect equity interest in our company, and we believe that they regard the potential returns from these interests as a significant component of their personal wealth as well as a major element of their potential compensation for services to us.

Management

Summary compensation table

The following table summarizes the compensation earned by our current CEO, our former CEO, our CFO and each of our three other most highly compensated executive officers during the year ended December 31, 2010.

2010 Summary Compensation Table

Name and principal position	Year	Salary ($)		Bonus ($)	Stock awards ($)	Option awards ($)(1)	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)		Total ($)
Robert L. Cavnar	2010	125,000	(2)	—	—	3,083,325	—	—	26,910	(3)	3,235,235
President and CEO
Brian J. Cree	2010	235,005		—	—	—	—	—	5,920	(4)	240,925
Chief Operating Officer and CFO
William R. Mahaffey	2010	200,004		—	—	—	—	—	—		200,004
Chief Technology Officer
Jeffrey L. Weber	2010	235,003		—	—	—	—	—	4,504	(5)	239,507
Vice President of Geosciences
Roland P. DeBruyn	2010	235,003		—	—	—	—	—	—		235,003
Vice President of Engineering
Robert S. Pfeiffer (6)	2010	285,000		—	—	—	—	—	1,663	(7)	286,663
Former President and CEO

(1)	The amount in the “Option Awards” column reflects the aggregate grant date fair value computed in accordance with FASB ASC Topic 718, of awards pursuant to the 2007 Plan for the fiscal year ended December 31, 2010. Assumptions used in the calculation of these amounts are included in “Note 5— Equity Incentive Plan” to our consolidated financial statements for the fiscal year ended December 31, 2010 included elsewhere in this prospectus.
(2)	Mr. Cavnar joined us in October 2010. His annual base salary as of December 31, 2010 was $500,000.
(3)	Amount includes $26,910 of commuting and relocation expenses reimbursed by us pursuant to the terms of Mr. Cavnar’s employment letter with us dated October 1, 2010 and described below under “—Employment arrangements and potential payments upon termination and change of control.”
(4)	Amount includes $4,700 in matching contributions made by us under our 401(k) plan and $1,220 in contributions under made by us to Mr. Cree’s health savings account.
(5)	Amount includes $4,504 in matching contributions made by us under our 401(k) plan.
(6)	Mr. Pfeiffer ceased serving as our President and CEO in October 2010 and his employment with us ceased effective December 31, 2010. He currently provides consulting services to us.
(7)	Amount includes $1,663 in matching contributions made by us under our 401(k) plan.

Grants of plan-based awards

All options granted to our named executive officers are non-statutory stock options. The exercise price per share of each option granted to our named executive officers was determined to be equal to at least the fair market value of our common stock by our board of directors on the date of the grant. All options were granted under the 2007 Plan, as described below in the section entitled “Employee Benefit and Stock Plans—Third Amended and Restated 2007 Equity Incentive Plan.”

Management

The following table shows information regarding grants of equity awards to our named executive officers during the year ended December 31, 2010.

2010 Grants of Plan-Based Awards Table

		Estimated future payouts under non-equity incentive plan awards			Estimated future payouts under equity incentive plan awards			All other stock awards: number of shares of stock or units (#)	All other option awards: number of securities underlying options (#)(1)	Exercise or base price of option awards ($/Sh)	Grant date fair value of stock and option awards ($)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)
Robert L. Cavnar	10/4/2010	—	—	—	—	—	—	—	750,000	5.22	3,083,325
Brian J. Cree	—	—	—	—	—	—	—	—	—	—	—
William R. Mahaffey	—	—	—	—	—	—	—	—	—	—	—
Jeffrey L. Weber	—	—	—	—	—	—	—	—	—	—	—
Roland P. DeBruyn	—	—	—	—	—	—	—	—	—	—	—
Robert S. Pfeiffer	—	—	—	—	—	—	—	—	—	—	—

(1)	Grants of option awards are made pursuant to the 2007 Plan.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table shows the grants of stock options to our named executive officers that were outstanding on December 31, 2010, the last day of our fiscal year.

Outstanding Equity Awards at 2010 Fiscal Year End

	Option Awards						Stock Awards
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable		Equity incentive plan awards: number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested (#)
Robert L. Cavnar	—	750,000	(1)	—	5.22	10/4/2020	—	—	—	—
Brian J. Cree	92,500	—		—	3.81	6/21/2017	—	—	—	—
	22,500	22,500	(2)	—	4.12	4/23/2019
William R. Mahaffey	16,250	48,750	(3)	—	4.12	10/8/2019	—	—	—	—
Jeffrey L. Weber	23,125	—		—	3.81	1/18/2018	—	—	—	—
	12,500	12,500	(2)	—	4.12	4/23/2019
Roland P. DeBruyn	23,125	—		—	3.81	1/18/2018	—	—	—	—
	12,500	12,500	(2)	—	4.12	4/23/2019
Robert S. Pfeiffer	49,147	—		—	3.81	4/20/2017	—	—	—	—
	46,250	—		—	3.81	1/18/2018
	25,000	25,000	(2)	—	4.12	4/23/2019

(1)	Mr. Cavnar’s option award vests 25% on the first anniversary of the grant date. The remainder of the option vests in an equal amount per month thereafter over the three-year period measured from the first anniversary of the grant date.
(2)	Each of these option awards provides for vesting over four equal annual installments beginning on the first anniversary of the date of grant.
(3)	Mr. Mahaffey’s option award provides for vesting over four equal annual installments beginning on September 1, 2010.

Management

OPTION EXERCISES AND STOCK VESTED

None of our named executive officers exercised stock options during 2010.

PENSION BENEFITS

We do not maintain any defined benefit pension plans.

NONQUALIFIED DEFERRED COMPENSATION

We do not maintain any nonqualified deferred compensation plans.

EMPLOYMENT ARRANGEMENTS AND POTENTIAL PAYMENTS UPON TERMINATION AND CHANGE OF CONTROL

The only named executive officer who currently has an employment letter with us is Mr. Cavnar. We expect to enter into new employment agreements with each of our named executive officers (other than Mr. Pfeiffer) in connection with the completion of this offering.

Pursuant to Mr. Cavnar’s employment letter, he receives an annual base salary of $500,000 and a discretionary bonus of up to $250,000 per year based on his achievement of certain milestones determined by our board of directors on an annual basis. Pursuant to the letter, Mr. Cavnar was granted options to purchase 750,000 shares of our common stock under the 2007 Plan. He is also entitled to participate in all benefit plans in which our other officers participate and is entitled to up to $100,000 to reimburse commuting and relocation expenses from his home in Houston, Texas. There is no specified term for the letter and it may be terminated by either us or Mr. Cavnar with or without cause, although Mr. Cavnar is required to provide 30 days notice of his intent to resign. In addition, the letter contains a non-competition agreement and non-solicitation restrictions prohibiting Mr. Cavnar from competing with us or soliciting our employees, customers or acquisition prospects during his employment and for one year (in the case of the non-compete) and two years (in the case of the non-solicit) after termination of the letter.

The following tables describe the potential payments upon termination or a change in control for Mr. Cavnar under his employment letter.

Executive benefits and payments upon termination(1)	Voluntary termination	For cause termination	Involuntary termination	Death or disability	Retirement	After a change in control (2)
Compensation
Severance(3)	$—	$—	$500,000	$—	$—	$500,000
Bonus(4)	—	—	250,000	250,000	—	250,000
Stock options (unvested and accelerated)(5)	—	—	—	—	—	1,541,663

Benefits and Perquisites
Health and welfare benefits continuation	—	—	—	—	—	—
Tax gross-up	—	—	—	—	—	—

Total	$—	$—	$750,000	$250,000	$—	$2,291,663

(footnotes on following page)

Management

(1)	For purposes of this analysis, we assumed that the effective date of termination is December 31, 2010, the fair market value of our common stock on the date of termination is $5.18 per share and that Mr. Cavnar’s base salary is equal to $500,000 and annual bonus target opportunity is equal to 50% of base salary and that he would have earned the maximum possible bonus.
(2)	Mr. Cavnar is only entitled to receive the severance, bonus and accelerated vesting of options under “After a change in control” if there is an Involuntary Termination (as defined in his employment letter) which occurs within six months following the change in control event, which we have assumed would occur for purposes of this analysis.
(3)	Under “Involuntary termination” and “After a change in control,” severance is calculated as 1x base salary and is payable in equal monthly installments for 12 months following the date of termination.
(4)	Under “Involuntary termination,” “Death or disability” and “After a change in control,” bonus is calculated as Mr. Cavnar’s target bonus under the criteria adopted by our board of directors pro rated for the plan year in which the termination event occurs.
(5)	Pursuant to the terms of Mr. Cavnar’s employment letter, under “After a change in control,” the vesting of 50% of any outstanding unvested stock options will be accelerated.

PROPRIETARY INFORMATION AND INVENTION AGREEMENTS

Each of our named executive officers has entered into a standard form agreement with respect to proprietary information and inventions. Among other things, this agreement obligates each named executive officer to refrain from disclosing any of our proprietary information received during the course of employment and, with limited exceptions, to assign to us any inventions conceived or developed during the course of employment.

EMPLOYEE BENEFIT AND STOCK PLANS

Third Amended and Restated 2007 Equity Incentive Plan

The following summarizes the material terms of the 2007 Plan. This summary is qualified in its entirety by the specific terms of the 2007 Plan.

Purposes

The purposes of the 2007 Plan are to provide those who are selected for participation with added incentives to continue in long-term service with us and to create in such persons a more direct interest in the future success of our operations by relating incentive compensation to increases in stockholder value, so that the income of those participating in the 2007 Plan is more closely aligned with the income of our stockholders. The 2007 Plan is also designed to provide a financial incentive that will help us attract, retain and motivate the most qualified employees, consultants, advisors and non-employee directors.

Shares subject to the 2007 Plan

We have reserved a maximum of 2,500,000 shares of common stock for issuance under the 2007 Plan. The total number of such shares shall be available for awards of incentive stock options. The maximum aggregate number of shares with respect to which an individual participant may receive options under the 2007 Plan during the term of the 2007 Plan is 750,000 shares. Shares to be delivered at the time a stock option is exercised or at the time a restricted stock award or other award is made may be available from authorized but unissued shares or from shares previously issued and outstanding but which we have reacquired. Any shares related to awards that expire for any reason or terminate unexercised, forfeited or that are, in the committee’s discretion, withheld for the payment of the purchase price of an option or withheld for taxes, shall be available again for grant under the 2007 Plan and shall not be counted against the shares authorized under the 2007 Plan.

Management

If we increase or decrease the number of our outstanding shares or change in any way the rights and privileges of such shares by means of the payment of a stock dividend or any other distribution upon such shares payable in common stock, or through a stock split, subdivision, consolidation, combination, reclassification or recapitalization involving the stock, then in relation to the stock that is affected by one or more of the above events, the numbers, exercise price, rights and privileges of the following shall be increased, decreased or changed in like manner as if they had been issued and outstanding, fully paid and non-assessable at the time of such occurrence: (i) the shares as to which awards may be granted under the 2007 Plan, (ii) the shares then included in each outstanding award granted hereunder, (iii) the maximum number of shares available for grant to any one person, (iv) the maximum number of shares available for grant pursuant to incentive options, and (v) the number of shares subject to a delegation of authority under the 2007 Plan.

Also, if we shall at any time distribute with respect to the stock assets or securities of persons other than us (excluding (i) cash or (ii) distributions referred to in the paragraph above); if we grant to the holders of our stock rights to subscribe pro rata for additional shares thereof or for any of our other securities, or if there shall be any other change (except as described above) in the number or kind of outstanding shares or of any stock or other securities into which the stock shall be changed or for which it shall have been exchanged, the committee may in its discretion make such adjustments to the number of shares or option price or other adjustments for all purposes of the 2007 Plan and on each outstanding option or award that involves the particular type of stock for which a change was effected.

Eligibility

The committee may grant incentive and non-qualified stock options, restricted stock awards and other grants of stock-based awards to our non-employee directors, officers, employees and to consultants who by their position, ability and diligence are able to make important contributions to our future growth and profitability and to employees and consultants of our subsidiaries and affiliates, provided that incentive stock options may only be granted to our employees or employees of our subsidiaries. Generally, all classes of employees are eligible to participate in the 2007 Plan, which includes, as of the date of this prospectus, 70 individuals. Individuals granted awards become participants.

Administration

Our board of directors administers the 2007 Plan but may also delegate the administration to a committee of the board (both are referred to in this summary as the committee). In connection with the administration of the 2007 Plan, the committee:

➢	determines which employees and other persons will be granted awards under the 2007 Plan;

➢	determines the type of the awards to those selected to participate;

➢	determines the option price for options; and

➢	prescribes any limitations restrictions and conditions upon any awards, including the vesting conditions of awards.

Management

Types of awards

The 2007 Plan permits the committee to grant the following types of awards.

Stock options

Stock options are contractual rights entitling the recipient to purchase a stated number of our shares at an exercise price per share determined at the date of the grant. The option or exercise price for each stock option granted will be determined by the committee at the time of the grant, but will not be less than the fair market value of our shares on the date of the grant. The committee will also determine the duration of each option, however, no option may be exercisable more than ten years after the date the option is granted. The committee may, in its discretion, impose limitations on the exercise of all or some options granted, such as specifying minimum periods of time after grant during which options may not be exercised. All options granted under the 2007 Plan are evidenced by a written agreement, and options vest at rates specified in such agreement.

No cash consideration is payable to us in exchange for the grant of options. The exercise price of stock options may be paid in cash, in whole shares, in a combination of cash and our shares, or in such other form of consideration as the committee may determine, equal in value to the exercise price. In no event may a stock option be exercised after the expiration of its stated term. Stock options granted under the 2007 Plan may be either incentive stock options or non-qualified stock options within the meaning of Section 422 of the Code.

Restricted stock

Shares of restricted stock may be granted under the 2007 Plan subject to such terms and conditions, including forfeiture and vesting provisions, and restrictions against sale, transfer or other disposition, as the committee may determine to be appropriate at the time of making the award. In addition, the committee may direct that share certificates representing restricted shares include a legend as to the restrictions on sale, transfer for other disposition, and may direct that the certificates, along with a stock power signed in blank by the grantee, be delivered to and be held by us until such restrictions lapse. The committee, in its discretion, may provide in the award agreement for a modification or acceleration of restricted shares in the event of permanent disability, retirement or other termination of employment or business relationship with the grantee.

Other grants

From time to time during the duration of the 2007 Plan, the committee may, in its sole discretion, adopt one or more incentive compensation arrangements for participants pursuant to which the participants may acquire shares of our common stock, whether by purchase, outright grant, or otherwise. Any arrangement shall be subject to the general provisions of the 2007 Plan.

Change of control

The 2007 Plan provides that in the event of a change of control, unless an award agreement provides otherwise, an option and restricted stock award shall vest upon a change of control unless it is assumed by a successor. The committee also has discretion to determine any other vesting or accelerations upon a change of control at the time of the grant of an award.

Management

401(k) plan

We have implemented a 401(k) plan covering certain employees. Currently, all of our employees over the age of 21 are eligible to participate in the 401(k) plan, subject to monthly entry dates. Under the 401(k) plan, eligible employees may elect to reduce their current compensation by up to the prescribed annual limit and contribute these amounts to the 401(k) plan. We have agreed to make matching or other contributions to the 401(k) plan on behalf of eligible employees. In 2010, we matched 100% of each eligible employee’s contributions, up to 2% of each eligible employee’s compensation. The 401(k) plan is intended to qualify under Section 401 of the Code so that contributions by employees to the 401(k) plan, and income earned on the 401(k) plan contributions, are not taxable to employees until withdrawn from the 401(k) plan. The trustees under the 401(k) plan, at the direction of each participant, invest the 401(k) plan funds in selected investment options.

LIMITATION ON LIABILITY AND INDEMNIFICATION MATTERS

Our certificate of incorporation and bylaws, each as in effect upon the completion of this offering, will provide that we will indemnify our directors, officers, employees and agents to the fullest extent permitted by the Delaware General Corporation Law, which prohibits us from limiting the liability of our directors for the following:

➢	any breach of the director’s duty of loyalty to us or to our stockholders;

➢	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

➢	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

➢	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our certificate of incorporation will not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of nonmonetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our bylaws, we will also be empowered to enter into indemnification agreements with our directors, officers, employees and other agents and to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required in our certificate of incorporation and bylaws, we have entered into indemnification agreements with certain of our directors and officers, and expect to enter into new indemnification agreements with each of our current directors, officers and certain employees before the completion of this offering. These agreements provide and will provide for indemnification for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were our agents. We believe that these provisions in our certificate of incorporation and bylaws and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. Furthermore, we have obtained director and officer liability insurance to cover liabilities our directors and officers may incur in connection with their services to us. This description of the indemnification provisions of our certificate of incorporation, our bylaws and our indemnification agreements is qualified in its entirety by reference to these documents, each of which is attached as an exhibit to the registration statement of which this prospectus is a part.

Management

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Certain relationships and related party transactions

We describe below transactions, from December 31, 2007 to the date of this prospectus, to which we were a party or will be a party, in which:

➢	The amounts involved exceeded or will exceed $120,000; and

➢	A director, executive officer, holder of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

ISSUANCE OF SERIES B PREFERRED STOCK

In September 2007 and March 2008, we sold an aggregate of 3,731,344 shares of Series B preferred stock at a price of $5.36 per share for gross proceeds of approximately $20.0 million. The table below sets forth the number of shares of Series B preferred stock sold to our directors, executive officers and 5% stockholders and their affiliates.

Investor	Number of shares of Series B preferred stock	Aggregate purchase price
KPCB Holdings, Inc., as nominee	2,052,239	$11,000,001.04
Oxford Bioscience Partners V L.P.	1,277,189	$6,845,733.04
mRNA Fund V LP	28,781	$154,266.16
BASF Venture Capital GmbH	373,135	$2,000,003.60

ISSUANCE OF SERIES C PREFERRED STOCK

In December 2008, we sold an aggregate of 6,561,420 shares of Series C preferred stock at a price of $11.56 per share for gross proceeds of approximately $75.9 million. The table below sets forth the number of shares of Series C preferred stock sold to our directors, executive officers and 5% stockholders and their affiliates.

Investor	Number of shares of Series C preferred stock	Aggregate purchase price
One Equity Partners	3,460,208	$40,000,004.48
KPCB Holdings, Inc., as nominee (on behalf of KPCB Green Growth Fund)	1,730,104	20,000,002.24
KPCB Holdings, Inc., as nominee	583,910	6,749,999.60
Oxford Bioscience Partners V L.P.	422,994	4,889,810.64
mRNA Fund V LP	9,532	110,189.92
BASF Venture Capital GmbH	346,021	4,000,002.76

OTHER TRANSACTIONS

We have entered into an employment letter with our CEO that, among other things, provides for certain severance and change of control benefits. For a description of this agreement, see “Management—Executive Compensation—Employment arrangements and potential payments upon termination and change of control.” We expect to enter into new employment agreements with each of our named executive officers (other than Mr. Pfeiffer) in connection with the completion of this offering.

Certain relationships and related party transactions

We have granted stock options to our executive officers and certain of our directors. For a description of these options, see “Management—Executive Compensation—Grants of plan-based awards table.”

We have entered into indemnification agreements with certain of our directors and officers, and expect to enter into new indemnification agreements with each of our current directors, officers, and certain employees before the completion of this offering. See “Management—Limitation on Liability and Indemnification Matters.”

POLICIES AND PROCEDURES FOR RELATED PARTY TRANSACTIONS

Our board of directors intends to adopt a written related person transaction policy to set forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, the amount involved exceeds $120,000, and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person.

Principal stockholders

The following table sets forth information about the beneficial ownership of our common stock as of the date of this prospectus:

➢	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our common stock;

➢	each named executive officer and each director; and

➢	all of our executive officers and directors as a group.

Unless otherwise noted below, the address of each beneficial owner listed on the table is c/o Luca Technologies Inc., 500 Corporate Circle, Suite C, Golden, Colorado 80401. We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of the date of this prospectus. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

We have based our calculation of the percentage of beneficial ownership prior to the offering on 19,582,583 shares of common stock outstanding on the date of this prospectus, which assumes the conversion of all of our outstanding shares of preferred stock, preferred stock warrants and common stock warrants into 11,149,559 shares of common stock in connection with the completion of this offering. We have based our calculation of the percentage of beneficial ownership after the offering on              shares of our common stock outstanding immediately after the completion of this offering, assuming no exercise of the underwriters’ overallotment option.

	Number of shares beneficially owned		Percentage of shares beneficially owned
Name and address of beneficial owner	Prior to the offering	After the offering	Prior to the offering	After the offering
Eric Szaloczi(1)	5,753,658		29.4%
KPCB Holdings, Inc.(2)	4,100,675		20.9%
One Equity Partners III, L.P.(3)	3,460,208		17.7%
Oxford Bioscience Partners V L.P.(4)	1,738,496		8.9%
BASF Venture Capital GmbH(5)	1,546,959		7.9%
Robert S. Pfeiffer(6)	498,103		2.5%
Jeffrey L. Weber(7)	392,493		2.0%
Roland P. DeBruyn(8)	392,489		2.0%
Robert L. Cavnar(9)	203,125		1.0%
Brian J. Cree(10)	115,00		*
Raymond J. Lane(2)	61,434		*
William R. Mahaffey(11)	32,500		*
George Hutchinson(12)	25,000		*
Matthew A. Gibbs(4)	—		—
All executive officers and directors as a group (14 persons)	7,139,527		35.6%

(footnotes on following page)

Principal stockholders

*	Represents beneficial ownership of less than 1% of the outstanding shares of our common stock.
(1)	Mr. Szaloczi is the Chairman of our board of directors. Includes 167,357 shares which Mr. Szaloczi has gifted to members of his family, but for which he retains voting and investment authority pursuant to certain voting agreements with each of those family members.
(2)	Shares include 2,345,118 shares held by Kleiner Perkins Caufield & Byers XII, LLC; 44,815 shares held by KPCB XII Founders Fund, LLC; 1,649,308 shares held by KPCB Green Growth Fund, LLC and 61,434 shares held directly by Raymond J. Lane. Excludes 265,578 shares in the aggregate beneficially owned by individuals and entities affiliated with Kleiner Perkins Caufield & Byers XII, LLC and KPCB Green Growth Fund, LLC and held for convenience in the name of “KPCB Holdings, Inc. as nominee,” for the accounts of such individuals and entities each of whom exercise their own voting and dispositive control over such shares. The managing member of Kleiner Perkins Caufield & Byers XII, LLC and KPCB XII Founders Fund, LLC is KPCB XII Associates, LLC. The managing member for KPCB Green Growth Fund, LLC is KPCB GGF Associates, LLC. The voting and dispositive control over these shares is shared by Brook H. Byers, L. John Doerr, Joseph Lacob, Raymond J. Lane and Theodore E. Schlein, managing directors of KPCB XII Associates, LLC, and KPCB GGF Associates, LLC, respectively, none of whom has veto power. Raymond J. Lane, a member of our board of directors, is a managing director of KPCB XII Associates, LLC and KPCB GGF Associates, LLC. The address for these entities is 2750 Sand Hill Road, Menlo Park, CA 94025.
(3)

Shares represent 3,460,208 shares of our Series C preferred stock which are convertible into the same number of shares of our common stock, and include 517,985 shares held by One Equity Partners III, L.P., or OEP III, as nominee for OEP II Partners Co-Invest, L.P., or OEP II Partners, and 152,464 shares held by OEP III as nominee for OEP III Co-Investors, L.P., or OEP III Co-Investors. The sole general partner of OEP III is OEP General Partner III, L.P., or OEP GP III, whose sole general partner is OEP Parent LLC, or OEP Parent, an indirect wholly-owned subsidiary of JPMorgan Chase & Co., or JPMC. The voting and dispositive control over all 3,460,208 shares held by OEP III, including the shares held by OEP III as nominee for OEP II Partners and OEP III Co-Investors, is shared by the investment committee of OEP III, consisting of Richard M. Cashin, Richard W. Smith, Jacques Nasser, Christopher von Hugo, Ina R. Drew, Jay Mandelbaum, Heidi Miller and Robert S. Rubin, each of whom disclaims beneficial ownership of the shares except to the extent of any pecuniary interest therein. The address for OEP III, OEP II Partners, OEP III Co-Investors, OEP GP III and OEP Parent is 320 Park Avenue, 18th Floor, New York, NY 10022, and the address for JPMC is 270 Park Avenue, New York, NY 10017.

(4)	Includes: (i) 1,277,189 shares of our Series B preferred stock and 422,994 shares of our Series C preferred stock, which are convertible into 1,700,183 shares of our common stock, and are held by Oxford Bioscience Partners V L.P., or the Oxford Shares; and (ii) 28,781 shares of our Series B preferred stock and 9,532 shares of our Series C preferred stock, which are convertible into 38,313 shares of our common stock, and are held by mRNA Fund V L.P., or the mRNA shares. OBP Management V L.P. is the sole general partner of Oxford Bioscience Partners V L.P. and mRNA Fund V L.P. and the individual general partners of OBP Management V L.P. are Jonathan Fleming and Matthew Gibbs. As the general partner of Oxford Bioscience Partners V L.P. and mRNA Fund V L.P., OBP Management V L.P. may be deemed to own beneficially the Oxford Shares and the mRNA Shares, or together, the Firm Shares. As the individual general partners of OBP Management V L.P., each of Messrs. Fleming and Gibbs also may be deemed to own beneficially the Firm Shares. By virtue of their relationship as affiliated entities, whose controlling entities have overlapping individual controlling persons, Oxford Bioscience Partners V L.P. and mRNA Fund V L.P. may be deemed to own beneficially the Firm Shares. Each of Oxford Bioscience Partners V L.P., mRNA Fund V L.P., OBP Management V L.P. and Messrs. Fleming and Gibbs, except Oxford Bioscience Partners V L.P., in the case of the Oxford Shares, and mRNA Fund V L.P., in the case of the mRNA Shares, disclaims beneficial ownership of the Firm Shares except to the extent of their pecuniary interest therein, if any. The voting and dispositive control over these shares is shared by Jonathan Fleming and Matthew Gibbs. The address for Oxford Bioscience Partners V L.P., mRNA Fund V L.P., OBP Management V L.P. and Messrs. Gibbs and Fleming is 222 Berkeley Street, Suite 1960, Boston, MA 02116.

(footnotes continued on following page)

Principal stockholders

(5)	Includes 827,803 shares of our Series A preferred stock, 373,135 shares of our Series B preferred stock and 346,021 shares of our Series C preferred stock, which are convertible into an aggregate of 1,546,959 shares of our common stock. BASF Venture Capital GmbH has voting and investment authority over these shares. The address for these entities is 4. Gartenweg—Z 25, D-67063 Ludwigshafen, Germany. The managing directors of BASF Venture Capital GmbH are Dr. Josef R. Wuensch and Mr. Dirk Nachtigal. As the individual managing directors of BASF Venture Capital GmbH, each of Messrs. Wuensch and Nachtigal also may be deemed to own beneficially these shares and they have voting and dispositive control over these shares.
(6)	Mr. Pfeiffer is our former President and CEO. He ceased serving as our President and CEO in October 2010 and his employment with us ceased effective December 31, 2010. Includes 120,397 shares of common stock issuable upon the exercise of options which are currently exercisable or exercisable within 60 days.
(7)	Mr. Weber is our Vice President of Geosciences. Includes 35,625 shares of common stock issuable upon the exercise of options which are currently exercisable or exercisable within 60 days.
(8)	Mr. DeBruyn is our Vice President of Engineering. Includes 35,625 shares of common stock issuable upon the exercise of options which are currently exercisable or exercisable within 60 days.
(9)	Mr. Cavnar is our President and CEO. Includes 203,125 shares of common stock issuable upon the exercise of options which are currently exercisable or exercisable within 60 days.
(10)	Mr. Cree is our Chief Operating Officer and CFO. Includes 115,000 shares of common stock issuable upon the exercise of options which are currently exercisable or exercisable within 60 days.
(11)	Mr. Mahaffey is our Chief Technology Officer. Includes 32,500 shares of common stock issuable upon the exercise of options which are currently exercisable or exercisable within 60 days.
(12)	Mr. Hutchinson is a member of our board of directors. Includes 25,000 shares of common stock issuable upon the exercise of options which are currently exercisable or exercisable within 60 days.

Description of capital stock

GENERAL

Upon the completion of this offering, we will have authorized under our certificate of incorporation              shares of common stock, $.001 par value per share, and              shares of preferred stock, $.001 par value per share. The following information assumes the filing of our amended and restated certificate of incorporation and the conversion of all of our outstanding convertible preferred stock, preferred stock warrants and common stock warrants into shares of common stock.

As of the date of this prospectus, there were outstanding:

➢	8,433,024 shares of our common stock held by approximately 50 stockholders; and

➢	2,169,069 shares of our common stock issuable upon exercise of outstanding stock options.

The following description of our capital stock and provisions of our certificate of incorporation and bylaws to be in effect upon the completion of this offering are summaries. Copies of these documents have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the completion of this offering. Currently, there is no established public trading market for our common stock.

COMMON STOCK

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Voting rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and preferences

Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Description of capital stock

PREFERRED STOCK

Upon the completion of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to              shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control of our company or other corporate action. Upon completion of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

REGISTRATION RIGHTS

We are party to a rights agreement which provides that certain stockholders have the right in specified circumstances to require us to register their shares under the Securities Act for resale to the public. These shares are referred to as registrable securities.

Set forth below is a summary of the registration rights held by holders of registrable securities pursuant to this agreement.

Demand registration

Beginning on September 19, 2011, the holders of at least 35% of the outstanding registrable securities can, on not more than two occasions, request that we file a registration statement under the Securities Act in order to register all or any part of the registrable securities held by such holders, subject to certain conditions and limitations. However, we are not required to make any such registration during the period beginning on the date of the initial filing of, and ending on the date that is 180 days after the effective date of, the registration statement of which this prospectus forms a part provided that we are actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective. The aggregate registrable securities requested to be registered pursuant to such request must represent at least 20% of the registrable securities then outstanding and must have an anticipated aggregate public offering price, net of underwriting discounts and commissions and other selling expenses, of at least $50,000,000.

If our board of directors believes in good faith that it would be materially detrimental to us and our stockholders to proceed with a registration at the time the demand is made, we may delay the registration once in any 12-month period for a period not to exceed 120 days. Also, if the holders of registrable securities requesting registration request that the shares be offered for distribution through an underwriting, we may reduce the number of registrable securities to be registered upon the advice of the underwriters for the offering. If shares of our stock requested to be included in a registration must be excluded pursuant to the underwriters’ advice, we will generally register a pro rata portion of the shares requested to be registered.

Piggyback registration

Subject to certain limitations, holders of registration rights pursuant to the rights agreement have unlimited rights to request that their registrable securities be included in any registration of our common

Description of capital stock

stock that we initiate. However, these holders have no registration rights with respect to registrations relating solely to employee benefit plans or registrations on certain registration statement forms.

The holders of registration rights have waived their rights to include any of their registrable securities in this offering.

Form S-3 registration

After we have qualified for registration on Form S-3, which will not occur until at least 12 months after we have become a publicly-reporting company, any holder of registrable securities then outstanding may request in writing that we effect registration of its shares on Form S-3, provided that the offering proceeds of the shares proposed to be registered on behalf of our stockholders, net of underwriting discounts and commissions and other selling expenses, in each registration is at least $3,000,000.

If our board of directors believes in good faith that it would be materially detrimental to us and our stockholders to proceed with an S-3 registration at the time the demand is made, we may delay the registration once in any 12-month period for a period not to exceed 90 days. In addition, we are not required to make any registration on Form S-3 under the registration rights agreement if we have effected two registration pursuant to the Form S-3 registration rights on behalf of the holders of registrable securities within 12 months prior to the request.

Transferability

The registration rights are transferable to certain permitted transferees and to any transferee who after such transfer holds at least 5% of all registrable securities, subject to certain conditions and limitations.

Expenses

Generally, we are required to bear all registration and selling expenses incurred in connection with the demand, piggyback and Form S-3 registrations described above, other than underwriting discounts and commissions and other selling expenses. We are also required to bear the reasonable fees and expenses, not to exceed $35,000, of one counsel for the selling stockholders in each registration.

ANTI-TAKEOVER PROVISIONS

Certificate of incorporation and bylaws to be in effect upon the completion of this offering

Our certificate of incorporation to be in effect upon the completion of this offering will provide for our board of directors to be divided into three classes, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. Our certificate of incorporation and bylaws will provide that all stockholder actions must be effected at a duly called meeting of the stockholders and not by a consent in writing, and that only our board of directors may call a special meeting of the stockholders.

Our certificate of incorporation will require a 66 2/3% stockholder vote for the adoption, amendment or repeal of any provision of our bylaws and for the amendment or repeal of certain provisions of our

Description of capital stock

certificate of incorporation relating to the classification of our board of directors, the requirement that stockholder actions be effected at a duly called meeting, and the designated parties entitled to call a special meeting of the stockholders. The combination of the classification of our board of directors, the lack of cumulative voting and the 66 2/3% stockholder voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

➢	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

➢

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

➢

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

➢	any merger or consolidation involving the corporation and the interested stockholder;

➢	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

➢	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

➢

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

Description of capital stock

➢	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or is an affiliate or associate of the corporation and within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

LIMITATIONS OF LIABILITY AND INDEMNIFICATION MATTERS

For an in-depth discussion of liability and indemnification, please see “Management—Limitation on Liability and Indemnification Matters.”

THE NASDAQ GLOBAL MARKET LISTING

We have applied to list our common stock on The Nasdaq Global Market under the symbol “LUCA.”

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common stock is                     .

Shares eligible for future sale

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares of common stock outstanding as of                      2011, upon completion of this offering,              shares of common stock will be outstanding, assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of options. All of the shares sold by us in this offering will be freely tradable unless purchased by our affiliates. The remaining              shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements as described below. Following the expiration of the lock-up period, all shares will be eligible for resale in compliance with Rule 144 or Rule 701 to the extent such shares have been released from any repurchase option that we may hold. “Restricted securities” as defined under Rule 144 were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. These shares may be sold in the public market only if registered or pursuant to an exemption from registration, such as Rule 144 or Rule 701 under the Securities Act.

Rule 144

In general, under Rule 144 of the Securities Act, as in effect on the date of this prospectus, a person (or persons whose shares are aggregated) who has beneficially owned restricted stock for at least six months, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of:

➢	1% of the number of shares of common stock then outstanding, shares immediately after this offering (or shares if the underwriters’ option to purchase additional shares is exercised in full); or

➢	the average weekly trading volume of our common stock on The Nasdaq Global Market during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the SEC.

Sales pursuant to Rule 144 are subject to requirements relating to manner of sale, notice and availability of current public information about us. A person (or persons whose shares are aggregated) who is not deemed to be an affiliate of ours for 90 days preceding a sale, and who has beneficially owned restricted stock for at least one year is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Rule 144 will not be available to any stockholders until we have been subject to the reporting requirements of the Exchange Act for 90 days.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus

Shares eligible for future sale

before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” included elsewhere in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-up Agreements

We, along with our directors, executive officers and substantially all of our other holders of common and preferred stock have agreed with the underwriters that for a period of 180 days following the date of this prospectus, we or they will not offer, sell, contract to sell, pledge, or otherwise dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, or enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, subject to specified exceptions. UBS Securities LLC may, in its sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement.

The 180-day restricted period described in the preceding paragraph will be extended if:

➢	during the last 15 calendar days plus three business days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

➢	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the date that is 15 calendar days plus three business after the date on which the issuance of the release or the material news or material event occurred, unless such extension is waived, in writing, by UBS Securities LLC on behalf of the underwriters.

Registration Rights

We are party to a rights agreement which provides that holders of our preferred stock and certain holders of our common stock have the right to demand that we file a registration statement covering their shares or request that their shares be covered by a registration statement that we are otherwise filing. For a more detailed description of these registration rights, see “Description of Capital Stock—Registration Rights.” Except for shares purchased by affiliates, registration of their shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration, subject to the expiration of the lock-up period and to the extent such shares have been released from any repurchase option that we may hold.

Stock Plans

As soon as practicable after the completion of this offering, we intend to file a Form S-8 registration statement under the Securities Act to register shares of our common stock subject to options outstanding or reserved for issuance under the 2007 Plan. This registration statement will become effective immediately upon filing, and shares covered by this registration statement will thereupon be eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates and any lock-up agreements. For a more complete discussion of the 2007 Plan, see “Management—Employee Benefit and Stock Plans.”

Certain United States federal income and estate tax consequences to non-US holders

The following is a summary of certain US federal income and estate tax consequences to non-US holders (as defined below) of the acquisition, ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all of the potential US federal income and estate tax consequences relating thereto, nor does it address any gift tax consequences or any tax consequences arising under any state, local or foreign tax laws, or any other US federal tax laws. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, or the IRS, all as in effect as of the date of this offering. These authorities may change, possibly retroactively, or may be subject to different interpretation, resulting in US federal income and estate tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below.

This discussion is limited to non-US holders who purchase our common stock issued pursuant to this offering and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the US tax consequences that may be relevant to a particular holder in light of such holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the US federal income tax laws, including, without limitation:

➢	US expatriates or former long-term residents of the United States;

➢	partnerships and their partners;

➢	real estate investment trusts;

➢	regulated investment companies;

➢	“controlled foreign corporations;”

➢	“passive foreign investment companies;”

➢	banks, insurance companies, or other financial institutions;

➢	brokers, dealers, or traders in securities, commodities or currencies;

➢	tax-exempt organizations;

➢	retirement plans;

➢	persons subject to the alternative minimum tax;

➢	persons holding our common stock as part of a straddle, hedge, conversion transaction, constructive sale, or other integrated transaction; or

➢	persons who have acquired our common stock as compensation or otherwise in connection with the performance of services.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR US FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER US FEDERAL TAX LAWS.

Certain United States federal income and estate tax consequences to non-US holders

DEFINITION OF NON-US HOLDER

For purposes of this discussion, a non-US holder is any beneficial owner of our common stock that is neither a “US person” nor a partnership (or other entity treated as a partnership) for US federal income tax purposes. A US person is any of the following:

➢	an individual citizen or resident of the United States;

➢

a corporation (or other entity treated as a corporation for US federal tax purposes) created in the United States or organized under the laws of the United States, any state thereof or the District of Columbia;

➢	an estate the income of which is subject to US federal income tax regardless of its source; or

➢

a trust (i) the administration of which is subject to the primary supervision of a US court and all substantial decisions of which are controlled by one or more US persons or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a US person.

If a partnership or other entity or arrangement treated as a partnership for US federal income tax purposes holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, we urge you to consult your tax advisor.

DISTRIBUTIONS ON OUR COMMON STOCK

If we distribute cash or other property on our common stock, such distributions will generally constitute dividends for US federal income tax purposes to the extent paid from the higher of our current or accumulated earnings and profits as determined under US federal income tax principles. Amounts not treated as dividends for US federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s adjusted tax basis in the common stock, but not below zero. Distributions in excess of our current and accumulated earnings and profits and in excess of a non-US holder’s tax basis in its shares will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under “Gain on Disposition of Our Common Stock” below.

Dividends paid to a non-US holder of our common stock generally will be subject to US federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable income tax treaty. To obtain the benefit of a reduced treaty rate, a non-US holder must furnish to the relevant withholding agent a valid IRS Form W-8BEN (or applicable successor form) certifying its entitlement to benefits under the treaty. This certification must be provided prior to the payment of dividends and must be updated periodically.

If a non-US holder holds our common stock in connection with its conduct of a trade or business in the US, and dividends paid on the common stock are effectively connected with such holder’s US trade or business, and, if required by an applicable income tax treaty, attributable to a permanent establishment or fixed base maintained by the non-US holder in the United States, the non-US holder will be exempt from US federal withholding tax. To claim the exemption, the non-US holder must generally furnish a properly executed IRS Form W-8ECI (or applicable successor form) and must update such form periodically.

Certain United States federal income and estate tax consequences to non-US holders

Any dividends paid on our common stock that are effectively connected with a non-US holder’s conduct of a US trade or business (and if an income tax treaty applies, attributable to a permanent establishment or fixed base maintained by the non-US holder in the United States) generally will be subject to US federal income tax on a net income basis at the regular graduated US federal income tax rates in the same manner as if such holder were a US person, unless an applicable income tax treaty provides otherwise. A non-US holder that is a foreign corporation also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-US holders are urged to consult any applicable income tax treaties that may provide for different rules.

A non-US holder who claims the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification requirements described above. Non-US holders that do not timely provide the required certification, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-US holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

GAIN ON DISPOSITION OF OUR COMMON STOCK

A non-US holder generally will not be subject to US federal income tax on any gain realized upon the sale or other disposition of our common stock, unless:

➢

the gain is effectively connected with the non-US holder’s conduct of a trade or business in the United States and, in the case of a non-US holder otherwise eligible for the benefits of an applicable income tax treaty, attributable to a permanent establishment or fixed base maintained by the non-US holder in the United States;

➢	the non-US holder is an individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

➢

we are a US real property holding corporation, or USRPHC, for US federal income tax purposes at any time within the shorter of (i) the five-year period ending on the date of the disposition or (ii) the non-US holder’s holding period for our common stock. We will be a USRPHC if the fair market value of our US real property interests equals or exceeds 50% of the fair market value of our (A) US real property interests, (B) foreign real property interests, and (C) other assets which are used or held for use in a trade or business.

We believe we are or are likely to become a USRPHC for US federal income tax purposes due to our ownership of US oil and natural gas assets as well as other US real property. However, if our common stock is regularly traded on an established securities market, such common stock will be treated as US real property interests in the hands of a non-US holder only if the non-US holder actually or constructively holds more than 5% of our common stock, including securities convertible into our common stock, during the shorter of the five-year period ending on the date of disposition and such non-US holder’s holding period for our common stock.

Unless an applicable income tax treaty provides otherwise, gain described in the first and third bullet points above will be subject to US federal income tax on a net income basis at the regular graduated US federal income tax rates in the same manner as if such holder were a US person. Further, non-US holders that are foreign corporations also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

Certain United States federal income and estate tax consequences to non-US holders

Gain described solely in the second bullet point above will be subject to US federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by US source capital losses (even though the individual is not considered a resident of the United States) during the calendar year of disposition.

FEDERAL ESTATE TAX

Shares of our common stock that are owned or treated as owned by an individual who is not a citizen or resident of the United States (as specially defined for US federal estate tax purposes) at the time of death will be included in the individual’s gross estate for US federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise, and therefore may be subject to US federal estate tax.

INFORMATION REPORTING AND BACKUP WITHHOLDING

Information returns will be filed with the IRS in connection with payments of dividends and the proceeds from a sale or other disposition of our common stock. A non-US holder may have to comply with certification procedures to establish that it is not a US person in order to avoid information reporting and backup withholding tax requirements. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid the backup withholding tax as well. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a non-US holder will be allowed as a credit against such holder’s US federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

RECENT LEGISLATIVE DEVELOPMENTS

Recently enacted legislation will generally require withholding at a rate of 30% on dividends in respect of, and gross proceeds from the sale or other disposition of, our common stock held by or through certain foreign entities (including investment funds), unless various US information reporting and due diligence requirements (generally relating to ownership by US persons of interests in or accounts with those entities) have been satisfied. This withholding will be imposed on dividends paid on shares of our common stock after December 31, 2013 and on gross proceeds from the sale or other disposition of our common stock after December 31, 2014. The recently enacted legislation requires the Secretary of the Treasury to coordinate the withholding rules of the new legislation and the withholding rules of other provisions of the Code (such as the withholding rules discussed above under “Distributions on Our Common Stock” and “Information Reporting and Backup Withholding”). Furthermore, although there can be no assurances in this regard, it is possible that if a beneficial owner of a payment is entitled to treaty benefits and the recently enacted legislation results in an overpayment by the beneficial owner, the beneficial owner may be eligible for a credit or refund, provided the beneficial owner complies with procedures to be established by the Secretary of the Treasury. Non-US holders are encouraged to consult with their tax advisors regarding the possible implications of the legislation on their investment in our common stock.

Underwriting

We are offering the shares of our common stock described in this prospectus through the underwriters named below. UBS Securities LLC, Citigroup Global Markets Inc. and Piper Jaffray & Co. are acting as joint book-running managers of this offering and as the representatives of the underwriters. We have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table.

Underwriters	Number of shares
UBS Securities LLC
Citigroup Global Markets Inc.
Piper Jaffray & Co.
Robert W. Baird & Co. Incorporated

Total

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, if the underwriters do not exercise the over-allotment option described below, they are not required to pay for the shares covered by such option.

Our common stock is offered subject to a number of conditions, including:

➢	receipt and acceptance of our common stock by the underwriters; and

➢	the underwriters’ right to reject orders in whole or in part.

We have been advised by the representatives that the underwriters intend to make a market in our common stock but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

OVER-ALLOTMENT OPTION

We have granted the underwriters an option to buy up to an aggregate of             additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

COMMISSIONS AND DISCOUNTS

Shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. Sales of shares made outside of the United States may be made by affiliates of the underwriters. If all the shares are not sold at the initial

Underwriting

public offering price, the representatives may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms. The representatives of the underwriters have informed us that they do not expect to sell more than an aggregate of five percent of the total number of shares of common stock offered by them to accounts over which such representatives exercise discretionary authority.

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to             additional shares.

	No exercise	Full exercise
Per share	$	$
Total	$	$

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $            .

NO SALES OF SIMILAR SECURITIES

We, our executive officers and directors, and substantially all of the holders of all of our outstanding shares of common stock (and securities exercisable for or convertible into common stock) have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, subject to certain exceptions, without the prior written approval of UBS Securities LLC, offer, sell, contract to sell, pledge, or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable or exercisable for our common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus, which period is subject to extension in the circumstances described in the paragraph below. UBS Securities LLC may, in its sole discretion, release some or all of the securities from these lock-up agreements.

Notwithstanding the above, if (i) during the period beginning on the date that is 15 calendar days plus three business days before the last day of the 180-day period described in the paragraph above, or the initial lock-up period, and ends on the last day of the initial lock-up period, we issue an earnings release or material news or a material event relating to us occurs; or (ii) prior to the expiration of the initial lock-up period, we announce that we will release earnings results during the 16 day period beginning on the last day of the initial lock-up period, then the restrictions imposed by these lock-up agreements will continue to apply until the expiration of the date that is 15 calendar days plus three business days after the date on which the issuance of the earnings release or the material news or material event occurs.

INDEMNIFICATION

We have agreed to indemnify the several underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

NASDAQ GLOBAL MARKET LISTING

We have applied to list our common stock on The Nasdaq Global Market under the symbol “LUCA.”

Underwriting

PRICE STABILIZATION, SHORT POSITIONS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

➢	stabilizing transactions;

➢	short sales;

➢	purchases to cover positions created by short sales;

➢	imposition of penalty bids; and

➢	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering and purchasing shares of common stock on the open market to cover short positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on The Nasdaq Global Market, in the over-the-counter market or otherwise.

DETERMINATION OF OFFERING PRICE

Prior to this offering, there was no public market for our common stock. The initial public offering price will be determined by negotiation by us and the representatives of the underwriters. The principal factors to be considered in determining the initial public offering price include:

➢	the information set forth in this prospectus and otherwise available to representatives;

➢	our history and prospects and the history and prospects for the industry in which we compete;

Underwriting

➢	our past and present financial performance and an assessment of our management;

➢	our prospects for future earnings and the present state of our development;

➢	the general condition of the securities market at the time of this offering;

➢	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

➢	other factors deemed relevant by the underwriters and us.

AFFILIATIONS

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their affiliates may from time to time in the future engage with us and perform services for us in the ordinary course of their business for which they will receive customary fees and expenses.

DIRECTED SHARE PROGRAM

At our request, the underwriters have reserved up to 5% of the common stock being offered by this prospectus for sale at the initial public offering price to our directors, officers, employees and other individuals associated with us and members of their families. The sales will be made by             , through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Participants in the directed share program who purchase more than $             of shares shall be subject to a         -day lock-up with respect to any shares sold to them pursuant to that program. This lock-up will have similar restrictions and an identical extension provision to the lock-up agreements described above. Any shares sold in the directed share program to our directors, executive officers or existing security holders shall be subject to the lock-up agreements described above. See “No Sales of Similar Securities.”

NOTICE TO INVESTORS

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area, or EEA, which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from, and including, the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), an offer to the public of our securities which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that, with effect from, and including, the Relevant Implementation Date, an offer to the public in that Relevant Member State of our securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

➢	to legal entities which are authorized or regulated to operate in the financial markets, or, if not so authorized or regulated, whose corporate purpose is solely to invest in our securities;

Underwriting

➢

to any legal entity which has two or more of: (i) an average of at least 250 employees during the last (or, in Sweden, the last two) financial year(s); (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last (or, in Sweden, the last two) annual or consolidated accounts;

➢

to fewer than 100 natural or legal persons or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for any such offer; or

➢

in any other circumstances falling within Article 3(2) of the Prospectus Directive provided that no such offer of our securities shall result in a requirement for the publication by us or any underwriter or agent of a prospectus pursuant to Article 3 of the Prospectus Directive.

As used above, the expression “offered to the public” in relation to any of our securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our securities to be offered so as to enable an investor to decide to purchase or subscribe for our securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State; and the expression “2010 PD Amending Directive” means Directive 2010/73/EU. The EEA selling restriction is in addition to any other selling restrictions set out in this prospectus.

Notice to prospective investors in the United Kingdom

This prospectus is only being distributed to and is only directed at: (i) persons who are outside the United Kingdom; (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (i)-(iii) together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Notice to prospective investors in Switzerland

The prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations (“CO”) and the shares will not be listed on the SIX Swiss Exchange. Therefore, the prospectus may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

Underwriting

Notice to prospective investors in France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

➢	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

➢	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

➢

to qualified investors (investisseurs qualifiés) or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

➢	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

➢

in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to prospective investors in Australia

This prospectus is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the securities.

The securities are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the securities has been, or will be, prepared.

This prospectus does not constitute an offer in Australia other than to wholesale clients. By submitting an application for our securities, you represent and warrant to us that you are a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this prospectus is not a wholesale client, no offer of, or invitation to apply for, our securities shall be deemed to be made to such recipient and no applications for our securities will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only

Underwriting

be accepted by the recipient. In addition, by applying for our securities you undertake to us that, for a period of 12 months from the date of issue of the securities, you will not transfer any interest in the securities to any person in Australia other than to a wholesale client.

Notice to prospective investors in Hong Kong

Our securities may not be offered or sold in Hong Kong, by means of this prospectus or any document other than (i) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (ii) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong). No advertisement, invitation or document relating to our securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to prospective investors in Japan

Our securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “Financial Instruments and Exchange Law”) and our securities will not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan, or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to prospective investors in Singapore

This document has not been registered as a prospectus with the Monetary Authority of Singapore and in Singapore, the offer and sale of our securities is made pursuant to exemptions provided in sections 274 and 275 of the Securities and Futures Act, Chapter 289 of Singapore (“SFA”). Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our securities may not be circulated or distributed, nor may our securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor as defined in Section 4A of the SFA pursuant to Section 274 of the SFA, (ii) to a relevant person as defined in section 275(2) of the SFA pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with the conditions (if any) set forth in the SFA. Moreover, this document is not a prospectus as defined in the SFA. Accordingly, statutory liability under the SFA in relation to the content of prospectuses would not apply. Prospective investors in Singapore should consider carefully whether an investment in our securities is suitable for them.

Underwriting

Where our securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

➢

by a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

➢	for a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor;

shares of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 of the SFA, except:

➢

to an institutional investor, for corporations under Section 274 of the SFA, or to a relevant person defined in Section 275(2) of the SFA, or any person pursuant to an offer that is made on terms that such shares of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

➢	where no consideration is given for the transfer; or

➢	where the transfer is by operation of law.

In addition, investors in Singapore should note that the securities acquired by them are subject to resale and transfer restrictions specified under Section 276 of the SFA, and they, therefore, should seek their own legal advice before effecting any resale or transfer of their securities.

Legal matters

The validity of our common stock offered by this prospectus will be passed upon for us by Porter Hedges LLP, Houston, Texas. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

Experts

The consolidated financial statements of Luca Technologies Inc. for the year ended December 31, 2008 appearing in this prospectus have been so included in reliance on the report of Ehrhardt Keefe Steiner & Hottman PC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Luca Technologies Inc. and its subsidiaries as of December 31, 2009 and 2010, and for each of the two years in the period ended December 31, 2010, appearing in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Our proved reserve estimates as of May 31, 2011 included in this prospectus were audited by Ryder Scott Company, L.P., independent petroleum engineering consulting firm.

Where you can find additional information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of this contract, agreement or other document. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials may be obtained by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above. We maintain a website at www.lucatechnologies.com. You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our website address does not constitute incorporation by reference of the information contained on our website.

Luca Technologies Inc. and Subsidiaries

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Reports of Independent Registered Public Accounting Firms	F-2
Consolidated Balance Sheets—December 31, 2009 and 2010, and June 30, 2011 (unaudited)	F-4
Consolidated Statements of Operations—For the years ended December 31, 2008, 2009 and 2010, and the six months ended June 30, 2010 and 2011 (unaudited)	F-5
Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit—For the years ended December 31, 2008, 2009 and 2010, and the six months ended June 30, 2011 (unaudited)	F-6
Consolidated Statements of Cash Flows—For the years ended December 31, 2008, 2009 and 2010, and the six months ended June 30, 2010 and 2011 (unaudited)	F-7
Notes to Consolidated Financial Statements	F-8

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Luca Technologies Inc.

We have audited the accompanying consolidated balance sheets of Luca Technologies Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, convertible preferred stock and stockholders’ deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Luca Technologies Inc. and subsidiaries at December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, effective December 31, 2009, the Company became subject to the provisions of ASC 932, Extractive Activities—Oil and Gas.

/s/ Ernst & Young LLP

Denver, Colorado

June 29, 2011

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

Luca Technologies Inc.

Golden, Colorado

We have audited the accompanying consolidated statements of operations, convertible preferred stock and stockholders’ deficit, and cash flows of Luca Technologies Inc. and subsidiary (the “Company”) for the year ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects the results of operations and cash flows of the Company for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

/s/ Ehrhardt Keefe Steiner & Hottman PC

April 13, 2009

Denver, Colorado

Luca Technologies Inc.

CONSOLIDATED BALANCE SHEETS

	As of December 31, 2009	As of December 31, 2010	As of June 30, 2011	Pro Forma Stockholders’ Equity at June 30, 2011
			(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$62,185,150	$28,934,311	$15,220,556
Investments	—	7,999,773	13,093,958
Accounts receivable	684,726	950,882	908,333
Inventory	242,917	372,708	313,616
Prepaid expenses and other current assets	333,319	459,686	1,428,326

Total current assets	63,446,112	38,717,360	30,964,789
Property and equipment:
Gas properties	16,543,132	21,452,970	21, 856,267
Gas gathering assets	—	1,483,984	1,879,403
Furniture, equipment, and other	4,667,743	5,606,803	5,789,237

	21,210,875	28,543,757	29,524,907
Accumulated depreciation, depletion, and amortization	(7,376,943)	(9,605,315)	(10,420,472)

Total property and equipment, net	13,833,932	18,938,442	19,104,435
Deposits and other noncurrent assets	738,487	3,229,788	3,312,969

Total assets	$78,018,531	$60,885,590	$53,382,193

Liabilities, convertible preferred stock and stockholders’ deficit
Current liabilities:
Accounts payable	$944,218	$907,035	$1,352,691
Accrued liabilities	1,389,642	1,384,916	1,114,437
Note payable to bank	1,000,000	1,000,000	818,483
Amounts payable to gas property owners	118,534	88,600	60,916
Production taxes payable and other	123,413	157,956	182,820

Total current liabilities	3,575,807	3,538,507	3,529,347
Note payable to bank, net of discount	1,367,832	310,143	—
Asset retirement obligation	3,181,043	5,812,561	6,005,815
Warrant liability	189,714	184,564	410,635	—

Commitments and contingencies (Note 8)

Series C Preferred Stock, $0.001 par value per share; 6,561,420 shares authorized, issued, and outstanding, except for zero shares outstanding for Pro Forma June 30, 2011 (liquidation preference of $75,850,015)	75,605,556	75,605,556	75,605,556	—
Series B Preferred Stock, $0.001 par value per share; 3,745,336 shares authorized, 3,731,344 shares issued and outstanding, except for zero shares outstanding for Pro Forma June 30, 2011 (liquidation preference of $20,000,004)	19,862,884	19,862,884	19,862,884	—
Series A Preferred Stock, $0.001 par value per share; 827,803 shares authorized, issued, and outstanding, except for zero shares outstanding for Pro Forma June 30, 2011 (liquidation preference of $3,000,000)	3,000,000	3,000,000	3,000,000	—
Stockholders’ equity:
Common Stock, $0.001 par value per share; 25,000,000 shares authorized, 8,365,144, 8,390,144 and 8,433,024 shares issued and outstanding at December 31, 2009, 2010, and June 30, 2011 (unaudited) and 19,582,583 issued and outstanding for Pro Forma June 30, 2011	8,365	8,390	8,433	19,583
Additional paid-in capital	15,386,970	16,397,330	17,357,935	116,225,860
Accumulated deficit	(44,159,640)	(63,834,345)	(72,398,412)	(72,398,412)

Total stockholders’ equity (deficit)	(28,764,305)	(47,428,625)	(55,032,044)	43,847,031

Total liabilities, convertible preferred stock and stockholders’ deficit	$78,018,531	$60,885,590	$53,382,193

See accompanying notes to consolidated financial statements

Luca Technologies Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010	Six Months Ended June 30, 2010	Six Months Ended June 30, 2011
				(unaudited)	(unaudited)
Operating revenue:
Gas sales	$5,321,964	$3,823,053	$2,418,603	$1,424,915	$519,888

Total operating revenue	5,321,964	3,823,053	2,418,603	1,424,915	519,888

Operating expenses:
Research and development expense	5,224,292	6,831,629	7,757,206	3,640,784	2,847,661
Lease operating expense	2,966,920	3,054,040	4,159,239	1,976,694	1,458,022
Gathering and transportation expense	770,616	915,007	1,437,009	745,855	429,069
Production taxes	420,530	130,792	206,395	118,206	47,455
General and administrative expense	2,609,502	4,373,929	5,823,843	2,796,752	3,566,847
Depreciation, depletion, and amortization	3,292,620	3,856,446	2,607,373	1,204,689	1,008,790

Total operating expenses	15,284,480	19,161,843	21,991,065	10,482,980	9,357,844

Operating loss	(9,962,516)	(15,338,790)	(19,572,462)	(9,058,065)	(8,837,956)
Other income (expense):
Settlement gain	—	—	—	—	548,312
Interest and other income	256,401	146,770	54,076	21,339	20,883
Interest and other expense	(72,378)	(209,337)	(156,319)	(99,885)	(295,306)

Total other income (expense)	184,023	(62,567)	(102,243)	(78,546)	273,889

Net loss before income taxes	(9,778,493)	(15,401,357)	(19,674,705)	(9,136,611)	(8,564,067)
Provision for income taxes	—	—	—	—	—

Net loss	$(9,778,493)	$(15,401,357)	$(19,674,705)	$(9,136,611)	$(8,564,067)

Net loss per share—basic and diluted (Note 1)	$(1.17)	$(1.84)	$(2.35)	$(1.09)	$(1.02)

Pro forma net loss per share—basic and diluted (Note 1) (unaudited)			$(1.01)		$(0.44)

See accompanying notes to consolidated financial statements

Luca Technologies Inc.

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

	Series A Preferred		Series B Preferred		Series C Preferred		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2007	827,803	$3,000,000	2,705,225	$14,371,221	—	$—	8,364,519	$8,365	$13,975,162	$(18,900,451)	(4,916,924)
Issuance of Series B Preferred (Net of issuance costs of $8,335)	—	—	1,026,119	5,491,663	—	—	—	—		—	—
Issuance of Series C Preferred (Net of issuance costs of $228,971)	—	—	—	—	6,561,420	75,621,044	—	—		—	—
Stock-based compensation	—	—	—	—	—	—	—	—	766,395	—	766,395
Issuance of Series B Preferred warrant	—	—	—	—	—	—	—	—	64,887	—	64,887
Net loss	—	—	—	—	—	—	—	—	—	(9,778,493)	(9,778,493)

Balance at December 31, 2008	827,803	$3,000,000	3,731,344	$19,862,884	6,561,420	$75,621,044	8,364,519	$8,365	$14,806,444	$(28,678,944)	$(13,864,135)
Reclassification of fair value of Preferred Stock warrants	—	—	—	—	—	—	—	—	(64,887)	(79,339)	(144,226)
Issuance costs for Series C Preferred	—	—	—	—	—	(15,488)	—	—		—	—
Exercise of stock options	—	—	—	—	—	—	625		2,382	—	2,382
Stock-based compensation	—	—	—	—	—	—	—	—	630,729	—	630,729
Issuance of Common Stock warrant	—	—	—	—	—	—	—	—	12,302	—	12,302
Net loss	—	—	—	—	—	—	—	—	—	(15,401,357)	(15,401,357)

Balance at December 31, 2009	827,803	$3,000,000	3,731,344	$19,862,884	6,561,420	$75,605,556	8,365,144	$8,365	$15,386,970	$(44,159,640)	$(28,764,305)
Stock-based compensation	—	—	—	—	—	—	—	—	843,920	—	843,920
Issuance of Common Stock warrant	—	—	—	—	—	—	—	—	35,965	—	35,965
Issuance of Common Stock for acquisition of gas properties	—	—	—	—	—	—	25,000	25	130,475	—	130,500
Net loss	—	—	—	—	—	—	—	—	—	(19,674,705)	(19,674,705)

Balance at December 31, 2010	827,803	$3,000,000	3,731,344	$19,862,884	6,561,420	$75,605,556	8,390,144	$8,390	$16,397,330	$(63,834,345)	$(47,428,625)

Stock-based compensation (unaudited)	—	—	—	—	—	—	—	—	833,934	—	833,934
Exercise of stock options (unaudited)	—	—	—	—	—	—	42,880	43	126,671	—	126,714
Net loss for the six months ended June 30, 2011 (unaudited)	—	—	—	—	—	—	—	—	—	(8,564,067)	(8,564,067)

Balance at June 30, 2011 (unaudited)	827,803	$3,000,000	3,731,344	$19,862,884	6,561,420	$75,605,556	8,433,024	$8,433	$17,357,935	$(72,398,412)	$(55,032,044)

See accompanying notes to consolidated financial statements

Luca Technologies Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010	Six Months Ended June 30, 2010	Six Months Ended June 30, 2011
				(unaudited)	(unaudited)
Operating activities
Net loss	$(9,778,493)	$(15,401,357)	$(19,674,705)	$(9,136,611)	$(8,564,067)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation, depletion, and amortization	3,292,620	3,856,446	2,607,373	1,204,689	1,008,790
Stock-based compensation	766,395	630,729	843,920	346,329	833,934
Interest expense – discount of note payable	8,337	16,680	13,900	8,340	8,340
Loss on sale of assets	8,901	—	11,696	11,696	(379)
Common Stock warrant issued to consultant	—	12,302	35,965	—	—
Change in fair value of Preferred Stock warrant	—	45,488	(5,150)	—	226,071
Changes in assets and liabilities:
Accounts receivable	(867,878)	316,061	(266,156)	(191,825)	42,549
Inventory	(15,053)	(115,884)	(129,791)	(97,821)	59,092
Prepaid expenses and other assets	(188,794)	(257,776)	(2,617,668)	(2,021,587)	(1,051,821)
Accounts payable	(28,374)	324,564	(37,183)	326,118	445,656
Accrued liabilities	389,133	(16,594)	(4,726)	(240,896)	(270,479)
Amounts payable gas property owners	178,311	(96,407)	(29,933)	(24,232)	(27,684)
Production taxes payable and other	301,394	(205,379)	34,543	76,543	24,864

Net cash used in operating activities	(5,933,501)	(10,891,127)	(19,217,915)	(9,739,257)	(7,265,134)

Investing activities
Acquisitions	(9,600,000)	—	(2,272,023)	(2,272,023)	—
Additions to property and equipment	(3,150,806)	(2,560,006)	(2,689,540)	(1,682,196)	(981,150)
Purchases of Investments	(20,117,046)	—	(28,537,773)	(20,077,164)	(16,494,185)
Maturity of Investments	28,153,528	—	20,538,000	—	11,400,000

	(4,714,324)	(2,560,006)	(12,961,336)	(24,031,383)	(6,075,335)

Financing activities
Proceeds from issuance of note payable to bank	3,000,000	—	—	—	—
Proceeds from issuance of Series B Preferred Stock	5,500,000	—	—	—	—
Proceeds from issuance of Series C Preferred Stock	75,850,015	—	—	—	—
Payment of note payable to bank	—	(592,298)	(1,071,588)	(574,368)	(500,000)
Proceeds from issuance of common stock	—	2,382	—	—	126,714
Stock issuance costs	(237,308)	(15,488)	—	—	—

Net cash provided by financing activities	84,112,707	(605,404)	(1,071,588)	(574,368)	(373,286)

Net decrease in cash and cash equivalents	73,464,882	(14,056,537)	(33,250,839)	(34,345,008)	(13,713,755)
Cash and cash equivalents at beginning of period	2,776,805	76,241,687	62,185,150	62,185,150	28,934,311

Cash and cash equivalents at end of period	$76,241,687	$62,185,150	$28,934,311	$27,840,142	$15,220,556

Cash paid for interest	$72,378	$114,702	$91,830	$50,547	$22,769

Supplemental disclosure of noncash activity

During 2008 and 2010, the Company recorded asset retirement obligations of $2,481,204 and $2,292,269, respectively, associated with the acquisition of gas properties and gas gathering assets, and during 2008, 2009 and 2010 recorded accretion expense of $107,806, $197,472 and $339,249, respectively.

See accompanying notes to consolidated financial statements

Luca Technologies Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization—Luca Technologies Inc., a Delaware corporation, is developing a long-term biotechnology-driven solution to address domestic energy needs and growing environmental concerns associated with carbon emissions by leveraging the ability of naturally occurring microorganisms to convert under-utilized domestic coal resources, organic-rich shale, and oil to clean, sustainable energy in the form of methane gas. Gas producing operations are currently limited to the United States.

Basis of Presentation—The accompanying consolidated financial statements include the accounts of Luca Technologies Inc. and its wholly owned subsidiaries, Patriot Energy Resources LLC and Patriot Energy Gathering LLC (collectively, the Company). These statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). All intercompany accounts and transactions have been eliminated in consolidation.

Segment Information—The Company’s chief operating decision maker is provided with and reviews the financial results of Luca Technologies Inc. as a whole. It has been determined that the Company currently has a single segment, but as the Company continues to develop its technologies in other hydrocarbon sources and in different geographic areas it may have multiple segments in the future.

Unaudited Interim Financial Information—The interim consolidated financial statements and related disclosures as of June 30, 2011, and for the six months ended June 30, 2010 and 2011 are unaudited and have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission (SEC). The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, reflect all adjustments of a normal recurring nature considered necessary to present fairly the Company’s financial position as of June 30, 2011, the results of its operations and its cash flows for the six months ended June 30, 2010 and 2011. The financial data and other information disclosed in these notes to the consolidated financial statements as of June 30, 2011, and for the six months ended June 30, 2010 and 2011 are unaudited. The results of operations for the six months ended June 30, 2011 are not necessarily indicative of the results that may be expected for the year ending December 31, 2011.

Unaudited Pro Forma Stockholders’ Equity—In June 2011, the Company’s board of directors approved the filing of an initial public offering of the Company’s common stock. If the initial public offering is consummated, the Company’s outstanding convertible preferred stock will automatically convert into shares of the Company’s common stock, along with common stock and preferred stock warrants. The unaudited pro forma balance sheet gives effect to the conversion of the redeemable convertible preferred stock to common stock and reclassification of the preferred stock warrant liability to additional paid-in capital as of June 30, 2011.

Use of Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Changes in these estimates and assumptions will occur as a result of the passage of time and the occurrence of future events, and, accordingly, actual results may differ from those amounts initially established.

Luca Technologies Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Among the more sensitive estimates reflected in the accompanying consolidated financial statements are the Company’s enterprise valuation and the related valuation assigned to the common stock. The enterprise valuation and the resulting valuation assigned to the Company’s securities are based in part on the terms associated with past investments in the Company, other pertinent market-related factors as determined by management and the Board of Directors, and a third-party valuation report of the Company’s common stock as of December 31, 2009 and 2010. Other significant areas requiring the use of assumptions and estimates relate to volumes of gas reserves used in calculating depletion, the amount of future net revenues in evaluating impairment and the future costs estimated for abandonment.

Cash and Cash Equivalents—The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company continually monitors its positions with, and the credit quality of, the financial institutions it invests with. At December 31, 2010, approximately $23 million of the Company’s cash and cash equivalents were invested in a JP Morgan Prime Money Market account. An additional $6 million was invested in financial institutions with maturities of less than three months as of December 31, 2010. At June 30, 2011, approximately $14 million of the Company’s cash and cash equivalents were invested in a JP Morgan Prime Money Market account. An additional $1 million was invested in financial institutions with maturities of less than three months as of June 30, 2011.

Accounts Receivable—Accounts receivable are primarily comprised of receivables from individuals that have a cost bearing interest in the wells operated by the Company and are recorded at net realizable value. The Company’s right of offset generally allows the Company to offset these receivable balances against payments due to these individuals for their share of gas sales, and thus an allowance is not considered necessary.

Investments—Investments consist of commercial paper with maturities of less than 12 months. All investments are classified as held-to-maturity as defined in Accounting Standards Codification (ASC) 320, Investments – Debt and Equity Securities, and accordingly are carried at amortized cost. There were no investments at December 31, 2009 and there were $8 million and $13 million held in investments at December 31, 2010 and June 30, 2011, respectively.

Concentrations of Credit and Gas Properties—The Company grants credit in the normal course of business to purchasers of its natural gas. All of the Company’s gas sales for the year ended December 31, 2010, were with one purchaser. Collectability is dependent upon the financial wherewithal of such purchaser. To date, the Company has not had any bad debts.

All of the gas properties and gas gathering assets owned by the Company are located in the state of Wyoming. The Company’s technology enhancement activities are subject to the laws, rules, and regulations imposed by the federal and state agencies, including but not limited to the Wyoming Oil and Gas Conservation Commission, Wyoming Department of Environmental Quality, and the Bureau of Land Management. During 2010, the Company’s technology enhancement activities in Wyoming were suspended pending the adoption of new rules and regulations associated with the Company’s technology. Such adoption required passing new legislation, which occurred in February 2011, and the promulgation of the specific rules and regulations, a process that is expected to be completed by the fall of 2011.

Restricted Certificate of Deposit—The Company maintained a certificate of deposit in the amount of $100,000, as of June 30, 2011 that is pledged as collateral for the benefit of Wyoming State Lands. The deposit is included in Deposits and other noncurrent assets on the balance sheet.

Luca Technologies Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Inventories—Inventory, which consists primarily of nutrients, and other field equipment associated with the gas properties and gas gathering assets, is valued at the lower of cost or market. Costs associated with inventory transfers are determined using the first-in, first-out (FIFO) method.

Property and Equipment—

Gas Properties—Effective January 1, 2010, the Company adopted the requirements of ASC 932, Extractive Activities- Oil and Gas, and is accounting for its gas exploration and development activities under the successful efforts method. Under this method, all gas property acquisition costs (including lease acquisition costs) and the costs directly associated with the Company’s technology enhancement activities (Restorations) on gas properties are capitalized when incurred. The Company has not incurred and has not capitalized any exploratory well costs. Geological, geophysical, and general maintenance and repairs not associated with Restoration activity are charged to expense, while renewals and betterments are capitalized to the appropriate property and equipment accounts. All of the Company’s gas properties are currently located in the state of Wyoming, although the Company has performed Restoration activities on wells in which it does not own an economic interest in other basins throughout the U.S. and such costs are charged to research and development expense.

Depreciation and depletion of producing gas properties is recorded at the field level, based on the units-of-production method using total proved reserves. These proved reserves were estimated by the Company’s internal reservoir engineer and include the benefits of the Company’s Restoration technology on a limited number of wells. Prior to 2010, and due to the Company’s unique Restoration technology, which involves the continuous creation and production of real time natural or methane gas, the Company believed the unit-of-production method did not provide the most accurate or reasonable means of calculating depreciation and depletion expense on the Company’s gas properties. As a result, certain gas property acquisition costs associated with proved developed producing (PDP) reserve value were depleted on a declining balance method using the estimated future net cash flows over the economic life of the properties attributable to the production and reserves in place at the time of the acquisition without taking into consideration the Company’s Restoration technology. The remaining gas property acquisition costs not associated with PDP reserve value, including costs related to wellbores and wellhead equipment necessary for the future development of the gas properties through the Company’s Restoration technology, were depreciated using the straight-line method over an estimated life of 10 years. Although management believes the useful life of such assets will extend well beyond its current 10-year estimate, the application of the Company’s Restoration technology is in the early stages of development and definitive data to support a longer period was not yet available. Prior to 2009, the Company depleted capitalized Restoration costs over a three-year period and began depleting the capitalized restoration costs over a 54-month period during 2009. Taken into consideration in the calculation of depletion and depreciation were estimated future dismantlement and abandonment costs and estimated salvage values.

Impairment of Long-Lived Assets—The Company assesses the recoverability of its gas properties when circumstances suggest there is a need for such review in accordance with ASC 360, Property, Plant, and Equipment. The Company estimates the expected undiscounted future cash flows of its gas properties including the benefits of the Company Restoration technology, to determine if the carrying amount is recoverable. If the carrying amount exceeds the estimated undiscounted future cash flows, the Company will adjust the carrying amount of the gas properties to fair value. The Company did not identify any impairment loss to its gas properties during the years ended December 31, 2008, 2009 or 2010.

Luca Technologies Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Furniture, Equipment, and Other—Furniture and equipment are stated at cost. Costs of renewals and improvements that substantially extend the useful lives of the assets are capitalized. Maintenance and repairs are expensed when incurred. Depreciation of furniture and equipment is computed using the straight-line method over the estimated useful lives of the assets ranging from three to seven years. Leasehold improvements are amortized over the lesser of five years or the life of the lease term. Upon retirement or disposition of assets, the cost and related accumulated depreciation are removed from the accounts with the resulting gains or losses, if any, reflected in the consolidated statements of operations.

Asset Retirement Obligation—The Company accounts for its asset retirement obligations (ARO) in accordance with ASC 410, Asset Retirement and Environmental Obligations. The estimated fair value of the future costs associated with dismantlement and abandonment of gas properties and gas gathering assets is generally recorded upon acquisition or completion of a well. The estimated costs are discounted to present values using a risk-adjusted rate over the estimated economic life of the gas properties or gas gathering assets. Such costs are capitalized as part of the related asset. The associated liability is classified in long-term liabilities. The liability is periodically adjusted to reflect: (1) new liabilities incurred; (2) liabilities settled during the period; (3) accretion expense; and (4) revisions to estimated future dismantlement and abandonment costs.

In 2010, the Company acquired 730 wells and a gas gathering system. The ARO for the acquired wells was $1,891,193 and the ARO for the gas gathering system was $401,076. Accretion expense is recorded as a component of depreciation, depletion, and amortization expense in the accompanying consolidated statements of operations. Activity related to the Company’s ARO balances is as follows:

	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010	Six Months Ended June 30, 2010	Six Months Ended June 30, 2011
				(unaudited)	(unaudited)
Balance at the beginning of period	$394,561	$2,983,571	$3,181,043	$3,181,043	$5,812,561
Liabilities incurred during the period	2,481,204	—	2,292,269	2,292,269	—
Accretion expense	107,806	197,472	339,249	137,736	193,254

Balance at the end of the period	$2,983,571	$3,181,043	$5,812,561	$5,611,048	$6,005,815

Fair Value Measurements—ASC 820, Fair Value Measurements and Disclosures, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company adopted provisions of ASC 820 effective January 1, 2009. Although the adoption of ASC 820 did not materially affect the Company’s financial condition, results of operations, or cash flows, additional disclosures related to fair value measurements are required. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy, as defined below, gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

➢	Level 1: Defined as observable inputs such as quoted prices in active markets for identical assets.

➢

Level 2: Defined as observable inputs other than Level 1 prices. These include quoted prices for similar assets or liabilities in an active market, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Luca Technologies Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

➢	Level 3: Defined as unobservable inputs in which little or no market data exists and, therefore, requiring an entity to develop its own assumptions.

The fair value of the warrant liability, as described in Note 3, is based on unobservable inputs in which little or no market data exists, and is therefore classified as Level 3. Gains or losses from changes in the fair value of warrants are recorded in Interest and other income or expense on the statement of operations. The following table summarizes the change in the fair values of the warrant liability categorized as Level 3:

	Year Ended December 31, 2009	Year Ended December 31, 2010	Six Months Ended June 30, 2010	Six Months Ended June 30, 2011
			(unaudited)	(unaudited)
Beginning balance, January 1	$144,226	$189,714	$189,714	$184,564
Change in fair value	45,488	(5,150)	—	226,071

Ending balance	$189,714	$184,564	$189,714	$410,635

Fair Value of Financial Instruments—The Company’s consolidated financial instruments include cash, cash equivalents, accounts payable, accrued liabilities, and short-term and long-term obligations. The carrying amounts of the Company’s financial instruments approximate fair value due to their short maturities. Long-term obligations approximate fair value based on rates currently available for similar instruments.

Convertible Preferred Stock—The Company’s Convertible Preferred Stock is classified outside of Stockholders’ equity due to the liquidation rights of the holders. The holders of the Company’s Convertible Preferred Stock control the vote of its stockholders and Board of Directors through their appointed representatives. As a result the holders can force a disposition or transaction that would trigger liquidation. Since redemption of the Convertible Preferred Stock through liquidation is outside the Company’s control, all shares Convertible Preferred Stock have been presented outside of permanent equity on the Consolidated Balance Sheets at their issuance day fair value.

Commodity Contracts—The Company periodically uses derivative financial instruments to achieve a more predictable cash flow from its gas production by reducing its exposure to natural gas price fluctuations. In 2008, the Company entered into physical commodity contracts with its gas purchaser for the sale of 300 MMBtu per day of natural gas from April 2008 through October 2008 at a minimum price of $7.74 per MMBtu, and for the sale of 2,000 MMBtu per day of natural gas from July 2008 through June 2009 at a price of $9.38 per MMBtu. The Company also entered into a physical fixed-price commodity contract with its gas purchaser for the sale of 400 MMBtu per day of natural gas through March 2008 at a price of $5.28 per MMBtu. The Company’s natural gas derivative financial instruments are accounted for in accordance with ASC 815, Derivatives and Hedging. The Company has elected the normal purchase and sale exception permitted under ASC 815 and accordingly was not required to apply its provisions to the fixed-price gas contracts. As a result, no asset or liability has been recorded for the fair value of these contracts in the accompanying consolidated balance sheets of the Company. As of December 31, 2009 and 2010 and as of June 30, 2011 no derivative contracts were in place.

Revenue Recognition—The Company records revenue from the sale of natural gas when delivery to the customer has occurred and title has transferred. The Company’s gas sales are to one purchaser based upon daily pricing at Cheyenne Hub. Collectability is based on the financial wherewithal of such

Luca Technologies Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

purchaser and all sales to this purchaser have been collected. The Company uses the sales method to account for gas imbalances. Under this method, revenue is recorded on the basis of gas actually sold by the Company. Gas imbalances at December 31, 2008, 2009 and 2010 and at June 30, 2011 were not significant.

Significant Customers—The Company had gas sales to one major customer that accounted for substantially all of its revenue from gas sales for the years ended December 31, 2008, 2009 and 2010 and the six month periods ended June 30, 2010 and 2011. The Company believes that it is not dependent upon this customer due to the nature of its product.

Research and Development—The Company charges all research and development expenditures to expense as incurred. Income received from funded research and development studies in which no obligation exists to repay such amounts is netted against the expense. For the years ended December 31, 2008, 2009 and 2010 the amounts netted against related research and development costs were $100,000, $67,915 and $87,500, respectively. For the six month periods ended June 30, 2010 and 2011 the amounts netted against related research and development costs were $87,500 and $0, respectively.

Stock-Based Compensation—Since the initiation of its stock option plan, the Company has recorded all share-based payment expense associated with option awards in accordance with ASC 718, Compensation Stock Compensation. Accordingly, the Company selected the Black-Scholes option-pricing model as the most appropriate method to value option awards and recognizes compensation cost on a straight-line basis over the option awards’ vesting periods.

Income Taxes—The Company accounts for income taxes under the asset and liability method. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be ultimately realized.

Comprehensive Income—ASC 220, Comprehensive Income, establishes standards for reporting and displaying comprehensive income and its components in a full set of general-purpose financial statements. There was no difference between the Company’s net loss and its total comprehensive loss for the years ended December 31, 2008, 2009 and 2010 or for the six month periods ended June 30, 2010 and 2011.

Recently Adopted Accounting Standards—On January 1, 2009, the Company adopted ASC 815-40, Derivatives and Hedging – Contracts in an Entity’s Own Equity. ASC 815-40 was issued in June 2009 and provides guidance for determining whether an equity-linked financial instrument (or embedded feature) is indexed to an entity’s own stock. ASC 815-40 requires additional analysis as to whether an instrument (or embedded feature) has anti-dilution provisions that may result in liability classification and is effective for financial statements issued for fiscal years beginning after December 15, 2009. Upon adoption in 2009, the Company reclassified the fair value of the warrant issued to a bank in 2009 (see Note 3) to a liability due to its embedded anti-dilution feature, which was not deemed to be indexed to the Company’s Common Stock.

In January 2010, the FASB issued an Accounting Standards Update (ASU) 2010-03, Extractive Activities – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosure. This ASU amends

Luca Technologies Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the FASB accounting standards to align the reserve calculation and disclosure requirements with the requirements in the new SEC Rule, Modernization of Oil and Gas Reporting Requirements. The ASU is effective for reporting periods ending on or after December 31, 2009, and will be adopted on a prospective basis as a change in accounting principle inseparable from a change in estimate. The Company has adopted ASC 932 for 2010 disclosures and is now using the successful efforts method of accounting on a prospective basis. Prior to December 31, 2009, the Company was not subject to the requirements of ASC 932 as its gas properties are nontraditional resources. It is impractical to calculate the current year impact to the loss from continuing operations, net loss, and other applicable financial line items.

Net Loss Per Share—Under the two-class method, basic net loss per share is computed by dividing the net loss attributable to the Company’s common stockholders for the period by the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed by dividing net loss attributable to the Company’s common stockholders for the period by the more dilutive of the (a) two-class method or (b) if-converted method. Dilutive shares outstanding are calculated by adding to the weighted shares outstanding any potential (unissued) shares of common stock and warrants based on the treasury stock method.

Diluted net loss per share is the same as basic net loss per share for all periods presented because any potential dilutive common shares were anti-dilutive. Such potentially dilutive shares are excluded from the computation of diluted net loss per share when the effect would be to reduce net loss per share. Therefore, in periods when a loss is reported, the calculation of basic and dilutive loss per share results in the same value.

Luca Technologies Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the Company’s calculation of historical and pro forma net loss per common share attributable to the Company’s stockholders:

	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010	Six Months Ended June 30, 2010	Six Months Ended June 30, 2011
				(unaudited)	(unaudited)
Historical net loss per share:
Numerator:
Net loss attributable to common stockholders	$(9,778,493)	$(15,401,357)	$(19,674,705)	$(9,136,611)	$(8,564,067)

Denominator:
Weighted-average common shares used in computing net loss per share of common stock-basic and diluted	8,364,519	8,364,611	8,383,980	8,377,713	8,420,391

Net loss per share of common stock attributable to common stockholders—basic and diluted	$(1.17)	$(1.84)	$(2.35)	$(1.09)	$(1.02)

Pro forma net loss per share (unaudited):
Numerator:
Net loss attributable to common stockholders			$(19,674,705)		$(8,564,067)
Add back: gain on change in fair value of warrant liabilities (unaudited)			(5,150)		—

Net loss used in computing pro forma net loss per share of common stock attributable to stockholders—basic and diluted (unaudited)			$(19,679,855)		$(8,564,067)

Denominator:
Basic and diluted weighted-average common shares as used above			8,383,980		8,420,391
Add: pro forma adjustment to reflect weighted-average of assumed conversion of convertible preferred stock(1)			11,120,567		11,120,567

Weighted-average common shares used in computing net loss per share of common stock-basic and diluted			19,504,547		19,540,958

Pro forma net loss per share of common stock attributable to stockholders—basic and diluted			$(1.01)		$(0.44)

(1)	Pro forma calculation computed on an as-converted basis using a one-to-one conversion rate for all series of preferred stock.

Luca Technologies Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following potentially dilutive securities were excluded from the calculation of diluted net loss per share during each period as the effect was anti-dilutive:

	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010	Six Months Ended June 30, 2010	Six Months Ended June 30, 2011
				(unaudited)	(unaudited)
Convertible preferred stock upon conversion to common stock (as converted basis)(1)	11,120,567	11,120,567	11,120,567	11,120,567	11,120,567
Warrants to purchase convertible preferred stock (as converted basis)(1)	13,992	13,992	13,992	13,992	13,992
Warrants to purchase common stock (at period-end)	—	5,000	15,000	5,000	15,000
Outstanding stock options to purchase common stock (at period-end)	698,727	1,132,141	1,830,148	1,170,377	2,160,819

Total	11,833,286	12,271,700	12,979,707	12,309,936	13,310,378

(1)	The convertible preferred stock and convertible preferred stock warrants were computed on an as-converted basis using a one-to-one conversion rate for all series of preferred stock.

Note 2 – Balance Sheet Disclosures

Property and Equipment

A summary of property and equipment by classification is as follows:

	December 31, 2009	December 31, 2010	June 30, 2011
			(unaudited)
Work-in-process	$395,114	$391,260	$302,517
Research equipment	1,132,498	1,316,508	1,452,431
Leasehold improvements	543,208	661,201	670,489
Computers	953,708	1,156,270	1,173,618
Furniture	156,133	162,018	163,051
Vehicles and other	673,974	940,770	954,675
Field equipment	235,968	408,097	401,279
Restoration Equipment	577,140	570,679	671,176
Gas gathering assets	—	1,483,984	1,879,404
Gas properties	16,543,132	21,452,970	21,856,267

	21,210,875	28,543,757	29,524,907
Less accumulated depreciation, depletion and amortization	(7,376,943)	(9,605,315)	(10,420,472)

	$13,833,932	$18,938,442	$19,104,435

Luca Technologies Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Depreciation, depletion and amortization expense (including accretion) was $3,292,620, $3,856,446 and $2,607,373 for the years ended December 31, 2008, 2009 and 2010, respectively. Depreciation, depletion and amortization expense was $1,204,689 and $1,008,790 for the six months ended June 30, 2010 and 2011, respectively. Depletion expense related to gas producing assets was $1,347,115 for the year ended December 31, 2010.

In June 2008, to further the commercialization efforts of its technology, the Company acquired approximately 530 wells for $9.6 million in cash and the assumption of approximately $3.2 million in liabilities consisting of an asset retirement obligation of $2.5 million, and the obligation to issue 200,000 shares of common stock valued at $3.81 per share contingent upon the sellers payment in 2009 of all production taxes attributable to periods prior to the effective date of the acquisition. The purchase was accounted for under the purchase method. The total purchase price was allocated to gas properties and other equipment based on fair values at the date of acquisition.

Additionally in March and April 2010, the Company acquired approximately 730 wells and a small gas gathering system for $2.3 million in cash, the assumption of approximately $2.3 million in liabilities consisting solely of an asset retirement obligation, and the issuance of 25,000 shares of common stock valued at $5.22 per share. The purchase was accounted for under the purchase method. The total purchase price was allocated to gas properties, gas gathering assets, and other equipment based on fair values at the date of acquisition.

Accounts Payable and Accrued Liabilities

Accounts Payable and Accrued Liabilities consist of the following:

	December 31, 2009	December 31, 2010	June 30, 2011
			(unaudited)
Accounts payable—trade	$944,218	$907,035	$1,352,691
Vacation	293,616	258,986	478,462
Audit and tax preparation	35,552	45,000	401,126
Acquisition liabilities	762,000	548,312	—
Acquisition post-closing amounts due	—	201,965	—
Gathering and transportation expense	134,213	136,420	145,149
Sales & Use Tax	43,922	—	—
Other	120,339	194,233	89,700

	$2,333,860	$2,291,951	$2,467,128

The acquisition liabilities are related to the acquisition of gas properties from Kennedy Oil on June 2, 2008. Under the Purchase and Sale Agreement, the Company agreed to issue 200,000 shares of Common Stock valued at $3.81 per share contingent upon Kennedy Oil satisfying certain requirements that if not satisfied result in the Company having to pay the acquisition liability. The fair value of the instrument representing the right to acquire the 200,000 shares is deemed to be immaterial and is not reflected in these financial statements. The instrument would have been classified as equity and not subject to revaluation. The Company had not issued the shares due to disputes with Kennedy Oil. The Company claimed that the Purchase Sale Agreement between Kennedy Oil and Luca required Kennedy Oil to reimburse the Company for costs of improving the assets purchased from Kennedy Oil in order that those assets would comply with existing state and federal regulations. The Company also identified several title deficiencies that the Company believed would require post closing payments from Kennedy

Luca Technologies Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Oil. Kennedy Oil claimed they were owed these shares. Negotiations over these claims led the Company to agree to waive its claim to money payments and Kennedy Oil to wave its claims to the stock in a Settlement Agreement and Mutual Release dated June 2, 2011. Since the settlement of this dispute occurred more than a year after the date of the related transaction, the Company recorded a gain from the settlement in an amount equal to the net acquisition liability recorded at the time of the settlement.

Note 3—Secured Long-Term Debt

On April 30, 2008, the Company entered into a Loan and Security Agreement (the Loan Agreement) with a financial institution to finance equipment purchases and provide working capital. The available amount under the Loan Agreement is $3.0 million. Per the Loan Agreement, the balance outstanding as of April 30, 2009, which was $3.0 million, is payable in 36 consecutive equal monthly installments of principal plus accrued interest, beginning on May 1, 2009, and continuing on the same day of each month thereafter through April 2012. The outstanding principal amount under the Loan Agreement accrues interest at a floating rate per annum equal to the institution’s prime rate through April 30, 2009, on which date the interest rate was fixed at 4%, a rate per annum equal to the institution’s prime rate then in effect. The Loan Agreement grants a security interest in all of the Company’s assets, exclusive of intellectual property, gas reserves and the associated wells and net cash flow from the production of such wells, gas gathering assets, and the equity interest in Patriot Energy Resources LLC and Patriot Energy Gathering LLC. Additionally, the terms of the Loan Agreement prohibit the Company from paying cash dividends.

Additionally, in connection with the Loan Agreement, the Company issued a warrant for the purchase of 13,992 shares of its Series B Preferred Stock at an exercise price of $5.36 per share. The estimated value of this warrant at issuance using the Black-Scholes model and the following average assumptions of (1) risk-free interest rate of 3.8%, (2) expected life of 10 years, (3) 88% volatility, and (4) zero dividends, was $64,887 and was recorded as a discount to the note payable outstanding on the date of the warrant issuance. Such discount is amortized as additional interest expense over the life of the Loan Agreement. For the years ended December 31, 2008, 2009 and 2010, noncash amortized interest expense of $8,337, $16,680 and $16,680, respectively, was recorded on the consolidated financial statements. For the six month periods ended June 30, 2010 and 2011, noncash amortized interest expense of $8,340, and $8,340, respectively, was recorded on the consolidated financial statements. As of December 31, 2010, the warrant had an average remaining life of approximately 7.3 years and a remaining unamortized discount of $23,190. The change in fair value of the warrant for subsequent periods is recorded as other income or expense in the accompanying consolidated financial statements.

Luca Technologies Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The carrying value of the secured long-term debt included in the Company’s consolidated balance sheets at December 31, 2009 and 2010, and June 30, 2011, consists of the following:

	December 31, 2009	December 31, 2010	June 30, 2011
			(unaudited)
Long-term debt, unpaid principal	$2,407,702	$1,333,333	$833,333
Add original fair value of warrants issued with debt less amortization, net	(39,870)	(23,190)	(14,850)

	2,367,832	1,310,143	818,483
Less current portion	(1,000,000)	(1,000,000)	(818,483)

Long-term portion of the long-term debt	$1,367,832	$310,143	$—

The remaining maturities will be paid ratably each quarter through March 31, 2012.

Note 4—Capital Stock

As of December 31, 2010 the Company’s authorized classes of capital stock consist of 25,000,000 shares of $0.001 par value common stock and 11,134,559 shares of $0.001 par value preferred stock. The Common Stock consists of 8,390,144 shares issued and outstanding, 200,000 reserved for issuance to Kennedy Oil (see Note 2) and 15,000 shares reserved for issuance under warrants related to employment services consulting contracts. The Preferred Stock consists of 827,803 shares issued and outstanding that have been designated as Series A Preferred Stock, 3,745,336 shares designated as Series B Preferred Stock, of which 3,731,344 shares are issued and outstanding and 13,992 shares have been reserved for issuance under a warrant issued pursuant to the Loan Agreement, and 6,561,420 issued and outstanding shares are designated as Series C Preferred Stock. Holders of the Preferred Stock have certain rights, preferences, and privileges in favor of the Common Stock, including but not limited to the following: (a) dividend preference on the Series C Preferred Stock and Series B Preferred Stock of $0.9248 and $0.4288 per share, respectively, but only when and if declared by the Board of Directors; (b) liquidation preference per share equal to the original issue price per share of each series of Preferred Stock, initially $11.56, $5.36, and $3.62 per share for the Series C Preferred Stock, Series B Preferred Stock, and Series A Preferred Stock, respectively, and subject to applicable adjustment; (c) election, designation, or approval of certain directors whereby the holders of the Series C Preferred Stock are entitled to elect two directors, the holders of the Series B Preferred Stock are entitled to elect two directors, and the holders of the Series A Preferred Stock are entitled to elect one director; (d) protective provisions allowing for the written consent or affirmative vote of at least 55% of the then outstanding shares of Preferred Stock prior to the Company taking certain actions; (e) the right to convert into shares of Common Stock at an initial conversion rate of one-for-one; and (f) anti-dilution protection related to the issuance of certain types of capital stock and other adjustments.

Holders of the Series C Preferred Stock also have: (a) certain additional protective provisions allowing for the written consent or affirmative vote of at least 35% of the shares of Series C Preferred Stock prior to the Company taking certain actions; and (b) a redemption right subject to the occurrence of an event of redemption right related to the Company’s failure to meet certain operational targets and the written request of at least 75% of the holders of the then outstanding shares of Series C Preferred Stock.

Luca Technologies Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 5—Equity Incentive Plan

Under the Company’s Third Amended and Restated 2007 Equity Incentive Plan (the Plan), a total of 2,500,000 shares of the Company’s Common Stock are reserved for issuance to employees, directors, and consultants. The maximum number of shares to which a participant may receive options under the Plan during the term of the Plan is 750,000 shares. The purposes of the Plan are to provide those who are selected for participation in the Plan with added incentives to continue in the long-term service of the Company and to create in such persons a more direct interest in the future success of the operations of the Company by relating incentive compensation to increases in stockholder value, so that the income of those participating in the Plan are more closely aligned with the income of the Company’s stockholders. The Plan is also designed to provide a financial incentive that will help the Company attract, retain, and motivate the most qualified employees, consultants, advisors, and nonemployee directors. Awards granted under the Plan may be incentive stock options, nonqualified stock options, restricted stock awards, and other stock grants. To date, the Company has issued both incentive stock options and nonqualified stock options. The Board of Directors determines the period over which options become exercisable. The exercise price of incentive stock options and nonqualified stock options shall be no less than 100% of the fair market value per share of the Company’s Common Stock on the grant date as determined by the Board of Directors. If an individual owns stock representing more than 10% of the outstanding shares, the price of each share shall be at least 110% of fair market value, as determined by the Board of Directors. The maximum term of any given option is 10 years.

As required by ASC 718, the Company has computed the estimated fair value of options granted using the Black-Scholes option-pricing model. In order to calculate the fair value of the options, certain assumptions are made regarding components of the model, including risk-free interest rate, volatility, expected dividend yield, and expected option life. Changes to the assumptions could cause significant adjustment to the valuation. The Company estimated a volatility factor of 98% based on an average of volatilities for public companies with similar characteristics and growth potential. The Company applied the simplified method to determine the expected term of the grant and has estimated the future annual forfeiture rate at 5% after evaluating historical and expected employee turnover. Given the Company’s stage of growth, a 0% dividend yield was estimated. Accordingly, the Company has computed the fair value of all options granted during the years ended December 31, 2008, 2009 and 2010, using the following assumptions:

	2008	2009	2010
Weighted-average volatility	85.4%	101.6%	98.0%
Expected dividend yield	0.0%	0.0%	0.0%
Weighted-average expected term (in years)	5.7	6.2	6.2
Weighted-average risk-free rate	3.0%	2.3%	1.7%
Estimated forfeiture rate	5.0%	5.0%	5.0%

Luca Technologies Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the activity of the Company’s Plan related to stock options:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
Outstanding-January 1, 2008	460,227	$3.81	9.53
Granted	238,500	$3.81	9.11
Exercised	—	—
Forfeited or Expired	—	—

Outstanding-December 31, 2008	698,727	$3.81	8.73

Granted	471,664	$4.12	9.38
Exercised	(625)	3.81	7.89
Forfeited or Expired	(37,625)	4.09

Outstanding-December 31, 2009	1,132,141	3.93	8.37

Granted	802,750	$5.22	9.73
Exercised	—	—
Forfeited or Expired	(104,743)	4.12

Outstanding-December 31, 2010	1,830,148	4.49	8.37

Granted	494,500	$5.71	9.66
Exercised	(71,053)	3.93
Forfeited or Expired	(92,776)	4.10

Outstanding-June 30, 2011	2,160,819	4.80	8.36

Exercisable at December 31, 2008	130,210	$3.81	8.53
Exercisable at December 31, 2009	441,447	$3.81	7.79
Exercisable at December 31, 2010	683,269	$3.87	7.03
Exercisable at June 30, 2011	702,071	$3.91	6.63

Luca Technologies Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the option activity for the years ended December 31, 2010 and 2009.

	Number of Shares	Weighted- Average Grant Date Fair Value	Vest Date Fair Value
Unvested at January 1, 2008	448,353	$2.92
Awarded	238,500	2.73
Vested	(118,336)	2.92	$352,915
Forfeited	—	—

Unvested at December 31, 2008	568,517	2.85
Awarded	471,664	3.32
Vested	(311,862)	2.80	$872,343
Forfeited	(37,625)	3.26

Unvested at December 31, 2009	690,694	3.17
Awarded	802,750	4.12
Vested	(241,822)	3.10	$746,041
Forfeited	(104,743)	3.29

Unvested at December 31, 2010	1,146,879	$3.85

The weighted-average per share grant-date fair value of options granted during 2009 and 2010 was $3.32 and $4.12, respectively. The Company recorded noncash stock-based compensation expense of $630,729 and $843,920 during 2009 and 2010, respectively, and has future unrecognized compensation expense for nonvested shares at December 31, 2009 and 2010, of $1,541,416 and $3,386,429, respectively, which will be recognized over the next 6.23 years.

Stock-based compensation expense included in research and development expense was $410,943, $305,554 and $339,791 for the years ended December 31, 2008, 2009 and 2010, respectively. Stock-based compensation expense included in general and administrative expense was $355,452, $325,175 and $504,129 for the years ended December 31, 2008, 2009 and 2010, respectively.

Note 6 – Income Taxes

There is no provision for income taxes because the Company has incurred operating losses since inception. As of December 31, 2010, the Company had federal and state net operating loss carryforwards of approximately $45.8 million which may be used to offset future taxable income. The Company also had federal research and development tax credit carryforwards of $2,043,197. These carryforwards expire at various times through 2029 and may be limited in their annual usage by Section 382 of the Internal Revenue Code relating to ownership changes. All tax years since inception remain subject to examination by Federal and State tax jurisdictions.

Luca Technologies Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The effective income tax rate for the years presented differ from the U.S. Federal statutory income tax rate due to the following:

	2008	2009	2010
Federal statutory income tax rate	$(3,422,473)	$(5,374,554)	$(6,886,147)
State income taxes, net of federal benefit	(12,915)	(18,901)	(24,109)
Nondeductible stock based compensation	159,749	111,311	208,662
R&D credits	—	(778,966)	(488,192)
Other permanent items	137,334	(62,115)	16,877
Change in valuation allowance	3,138,305	6,123,225	7,172,909

	$—	$—	$—

The tax effects of temporary differences that give rise to significant portions of the Company’s net deferred tax assets at December 31, 2009 and 2010 are as follows:

	2009	2010
Deferred tax assets:
Federal and state net operating loss carryovers	$8,755,652	$16,092,140
Asset retirement obligation	1,117,568	2,043,630
Stock based compensation	271,263	370,935
Research and development credit carryover	1,298,548	2,043,197
Other	8,352	27,381
Accrued vacation	71,261	71,625

	$11,522,644	$20,648,908

Deferred tax liabilities:
Property, plant, and equipment	$(881,671)	$(2,835,027)
Derivative Instruments	—	—
Gas Imbalance	—	—

	(881,671)	(2,835,027)

Net Deferred tax assets	10,640,973	17,813,882
Less: Valuation Allowance	(10,640,973)	(17,813,882)

Deferred tax liability	$—	$—

Note 7 – Employee Benefit Plan

The Company has a section 401(k) plan (the 401(k) Plan), which covers all employees that have attained age 21. The 401(k) Plan allows employees to contribute certain amounts of their compensation, subject to limitations imposed by the Internal Revenue Code. Beginning in October 2008, the Company makes up to a 2% matching contribution. The Company contributed $21,261, $85,976 and $98,755 to the 401(k) Plan for the years ended December 31, 2008, 2009 and 2010, respectively. For the six month periods ended June 30, 2010 and 2011, Company contributions totaled $49,164, and $40,571, respectively.

Luca Technologies Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 8 – Commitments and Contingencies

Operating Leases—The Company leases office facilities in Golden, Colorado, and equipment under noncancelable operating leases. In addition, the Company leases field office facilities in Gillette, Wyoming, under an operating lease that is cancelable upon 30 days’ notice and the payment of approximately $65,000. Total rent expense for the years ended December 31, 2008, 2009 and 2010, was $377,637, $515,829 and $558,406, respectively. For the six month periods ended June 30, 2010 and 2011, Company rent expenses totaled $242,663, and $256,981, respectively.

As of December 31, 2010, future minimum lease payments required under the Company’s operating leases are as follows:

Years Ending December 31
2011	$578,125
2012	347,771
2013	37,114
2014	440

$963,450

Note 9 – Supplemental Financial Data—Gas Producing Activities (unaudited):

Estimated Proved Gas Reserves

The following table sets forth certain information about the Company’s estimated proved gas reserves as of December 31, 2010.

Gas (MMcf)
Proved Developed Producing	5,524
Proved Developed Non-Producing	—
Proved Undeveloped	—

Total Proved	5,524

The following table summarizes the changes in estimated proved gas reserves for the year ended December 31, 2010.

Gas
(MMcf)
Volumes of proved gas reserves, at the beginning of year	488
Changes resulting from:
Production 2010	(193)
Extensions, discoveries, and improved recovery	—
Revisions of previous quantity estimates	5,229
Sales of reserves in place	—
Purchases of reserves in place	—

Total change for year	5,036

Volumes of proved gas reserves, at end of year	5,524

Luca Technologies Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Standardized Measure of Discounted Future Net Cash Flows

Future gas sales are calculated applying the prices used in estimating the Company’s proved gas reserves to the year-end quantities of those reserves. Future production and development costs, which include costs related to plugging of wells, removal of facilities and equipment, and site restoration, are calculated by estimating the expenditures to be incurred in producing and developing the proved gas reserves at the end of each year, based on year-end costs and assuming continuation of existing economic conditions. Future income tax expenses are computed by applying the appropriate year-end statutory tax rates to the estimated future pretax net cash flows relating to proved gas reserves, less the tax bases of the properties involved. The future income tax expenses give effect to tax deductions, credits, and allowances relating to the proved gas reserves. All cash flow amounts, including income taxes, are discounted at 10%.

Changes in the demand for natural gas, inflation, and other factors make such estimates inherently imprecise and subject to substantial revision. This table should not be construed to be an estimate of the current market value of the Company’s proved reserves. Management does not rely upon the information that follows in making investment decisions.

January 1, 2010
(In thousands)
Future gas sales	$1,325
Future production costs	(1,172)
Future development costs	—
Future income taxes	—

Future net cash flows	153
10% annual discount for estimated timing of cash flows	26

Standardized measure of discounted future net cash flows	$127

December 31, 2010
(In thousands)
Future gas sales	$19,551
Future production costs	(15,326)
Future development costs	(1,728)
Future income taxes	—

Future net cash flows	2,497
10% annual discount for estimated timing of cash flows	(1,021)

Standardized measure of discounted future net cash flows	$1,476

Luca Technologies Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Changes in the Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Gas Reserves

An analysis of the change in the standardized measure of discounted future net cash flows from 2010 is as follows:

Year ended December 31, 2010
(In thousands)
Standardized measure of discounted future net cash flows relating to proved gas reserves, at beginning of year	$127
Changes resulting from:
Sales of gas, net of production costs	(52)
Net changes in prices and future production costs	(626)
Net changes in future development costs	(1,728)
Extensions, discoveries, and improved recovery	—
Development costs incurred during the period	—
Revisions of previous quantity estimates	5,472
Changes in production rates, timing, and other	(1,730)
Sales of reserves in place	—
Purchases of reserves in place	—
Accretion of discount on reserves at beginning of year	13
Net change in income taxes	—

Total change for year	1,349

Standardized measure of discounted future net cash flows relating to proved gas reserves, at end of year	$1,476

The computation of the standardized measure of discounted future net cash flows relating to proved gas reserves at December 31, 2010 was based on the average of first of month prices at Cheyenne Hub. The average Cheyenne Hub price for 2010 was $4.01 per MMBtu.

Aggregate Capitalized Costs

The aggregate capitalized costs related to gas producing activities at the end of the year ended December 31, 2010 were as follows:

December 31, 2010
United States
(In thousands)
Costs related to proved properties	$21,453
Costs related to unproved properties	—

21,453
Less accumulated depletion	(6,955)

Net capitalized costs	$14,498

Luca Technologies Inc.

Costs Incurred in Gas Property Acquisition, Exploration and Development Activities

The following costs were incurred in gas property acquisition, exploration, and development activities during the year ended December 31, 2010.

December 31, 2010
United States
(In thousands)
Acquisition costs	$3,342
Exploration costs	—
Development costs	1,567

Total costs incurred	$4,909

Until                     , 2011 (25 days after commencement of this offering), all dealers that buy, sell, or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II – Information not required in prospectus

Item 13. Other expenses of issuance and distribution

The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable in connection with the registration of the common stock hereunder. All amounts are estimates except the SEC registration fee, the FINRA filing fee and The Nasdaq Global Market listing fee.

Securities and Exchange Commission registration fee		$14,513
FINRA filing fee		13,000
Nasdaq Global Market listing fee		25,000
Blue Sky fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*

Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of directors and officers

Delaware law

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify its directors and officers from certain expenses in connection with legal proceedings and permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by this section.

The Registrant’s amended and restated certificate of incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

The Registrant’s amended and restated bylaws provide for the indemnification of officers, directors and third parties acting on the Registrant’s behalf if such persons act in good faith and in a manner reasonably believed to be in and not opposed to the Registrant’s best interest, and, with respect to any criminal action or proceeding, such indemnified party had no reason to believe his or her conduct was unlawful.

The Registrant has entered into indemnification agreements with each of its directors, and will enter into new indemnification agreements with each of its directors and executive officers before the completion of this offering, in addition to the indemnification provisions provided for in its charter documents. The Registrant intends to enter into indemnification agreements with any new directors and executive officers in the future.

The underwriting agreement (to be filed as Exhibit 1.1 hereto) will provide for indemnification by the underwriters of the Registrant, the Registrant’s executive officers and directors, and indemnification of

Part II – Information not required in prospectus

the underwriters by the Registrant for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, in connection with matters specifically provided in writing by the underwriters for inclusion in the registration statement.

The Registrant intends to purchase and maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in that capacity, subject to certain exclusions and limits of the amount of coverage.

Certain of our directors are also insured by their employer against any loss arising from any claim asserted against them and incurred by them with regard to their service on the Registrant’s board of directors.

Item 15. Recent sales of unregistered securities

In December 2008, we sold an aggregate of 6,561,420 shares of Series C preferred stock at a price of $11.56 per share for gross proceeds of approximately $75.9 million to One Equity Partners, KPCB Holdings, Inc. as nominee (on behalf of KPCB Green Growth Fund), KPCB Holdings, Inc., as nominee, Oxford Bioscience Partners V, L.P., mRNA Fund V LP, BASF Venture Capital GmbH and Michael P. Batzer.

The sale of securities described above was deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated thereunder, as a transaction by an issuer not involving a public offering. The purchasers of the securities in the transaction represented that they were accredited investors and that they were acquiring the securities for investment only and not with a view toward the public sale or distribution thereof, and appropriate legends were placed upon the share certificates issued in the transaction. All purchasers either received adequate financial statement or non-financial statement information about us or had adequate access, through their relationship with us, to financial statement or non-financial statement information about us. The sale of the Series C preferred stock was made without general solicitation or advertising.

Item 16. Index to exhibits.

1.1	*	Form of Underwriting Agreement.

3.1	**	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.

3.2	*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon completion of the offering.

3.3	**	Amended and Restated Bylaws of the Registrant, as currently in effect.

3.4	*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon completion of the offering.

4.1	*	Form of the Registrant’s Common Stock Certificate.

4.2	**	Warrant to purchase shares of Series B Preferred Stock issued to Silicon Valley Bank, dated April 30, 2008.

4.3	**	Warrant Amendment between the Registrant and Silicon Valley Bank dated June 28, 2011.

4.4	**	Warrant to purchase shares of Common Stock issued to Schweichler Price Mullarkey & Barry, Inc., dated October 8, 2009.

Part II – Information not required in prospectus

4.5	**	Warrant to purchase shares of Common Stock issued to Schweichler Price Mullarkey & Barry, Inc., dated October 7, 2010.

4.6	**	Amended and Restated Stockholder Agreement dated December 1, 2008.

4.7	**	Amended and Restated Rights Agreement dated December 1, 2008.

5.1	*	Opinion of Porter Hedges LLP, with respect to legality of the securities, including consent.

10.1	**	Loan and Security Agreement dated April 30, 2008, between the Registrant and Silicon Valley Bank.

10.2+	**	Employment Letter between the Registrant and Robert L. Cavnar dated October 1, 2010.

10.3+	**	Third Amended and Restated 2007 Equity Incentive Plan.

10.4+	**	Form of Nonstatutory Stock Option Agreement under the Third Amended and Restated 2007 Equity Incentive Plan.

10.5	**	Form of Indemnification Agreement for Officers and Directors, as currently in effect.

10.6	**	Form of Employee Proprietary Information and Inventions Agreement.

21.1	**	Subsidiaries of the Registrant.

23.1	*	Consent of Porter Hedges LLP (included in Exhibit 5.1).

23.2		Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

23.3		Consent of Ehrhardt Keefe Steiner & Hottman PC., Independent Registered Public Accounting Firm.

23.4		Consent of Ryder Scott Company, L.P., Independent Petroleum Engineers.

24.1	**	Power of Attorney (included on signature page to the original filing of this registration statement).

99.1	**	Report of Independent Petroleum Engineers, Ryder Scott Company, L.P.

*	To be filed by amendment.
**	Previously filed
+	Management contract or compensatory plan or arrangement

Item 17. Undertakings

(a)    Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

Part II – Information not required in prospectus

(b)    The Registrant hereby undertakes that:

(1)    The Registrant will provide to the underwriters at the closing as specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(2)    For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from a form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

(3)    For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Golden, State of Colorado, on the 15th day of September, 2011.

LUCA TECHNOLOGIES INC.

Date: September 15, 2011	By:	/S/ ROBERT L. CAVNAR
Robert L. Cavnar, Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated below.

Signature	Title	Date
/S/ ROBERT L. CAVNAR Robert L. Cavnar	Chief Executive Officer and Director (Principal Executive Officer)	September 15, 2011

/S/ BRIAN J. CREE Brian J. Cree	Chief Operating Officer and Chief Financial Officer (Principal Financial Officer)	September 15, 2011

/S/ MICHAEL SABOL Michael Sabol	Chief Accounting Officer (Principal Accounting Officer)	September 15, 2011

* Eric Szaloczi	Chairman of the board of directors	September 15, 2011

* Raymond J. Lane	Director	September 15, 2011

* Matthew A. Gibbs	Director	September 15, 2011

* George Hutchinson	Director	September 15, 2011

* /S/ BRIAN J. CREE
Brian J. Cree, as attorney-in-fact